

2011

ANNUAL REPORT



FOX CHASE
BANCORP, INC.

Financial Highlights

		At or for the Years Ended December 31			
	2011	**2010**	**2009**	**2008**	**2007**
Financial Data: (Dollars in thousands except per share amount)					
Assets	**$1,015,863**	$1,095,503	$1,173,818	$931,270	$812,919
Loans	**670,572**	642,653	631,296	588,975	447,035
Deposits	**676,594**	711,763	858,277	608,472	585,560
Net income (loss)	**4,779**	2,744	(1,028)	1,215	1,930
Earnings (loss) per share basic (1)(2)	**$0.36**	$0.20	$(0.07)	$0.08	$0.13
Financial Ratios:					
Return (loss) on average assets	**0.45%**	0.24%	(0.09)%	0.14%	0.26%
Return (loss) on average equity	**2.36**	1.65	(0.82)	1.00	1.54
Net interest margin	**3.02**	2.42	2.16	2.59	2.60
Noninterest expense to average assets	**2.07**	1.83	1.81	2.18	2.48
Efficiency ratio (3)	**63.1**	71.1	79.9	82.0	91.8
Average interest-earning assets to average interest-bearing liabilities	**133.7**	121.7	115.6	119.7	123.7
Average equity to average assets	**19.07**	14.30	11.11	13.98	16.66
Nonperforming loans as a percent of total loans	**3.07**	4.07	4.62	0.98	0.18
Allowance for loan losses as a percent of nonperforming loans	**57.6**	46.7	35.7	107.0	412.2

(1) On June 29, 2010, Fox Chase Bancorp completed its conversion from the mutual holding company to stock form of organization. Concurrent with the completion of the conversion, each share of Old Fox Chase Bancorp's outstanding common stock held by public stockholders was exchanged for 1.0692 shares of Fox Chase Bancorp common stock. All share related information for periods prior to the conversion is converted at that ratio.

(2) Represents both basic and diluted earnings per share.

(3) Represents noninterest expense, excluding provision for loss on other real estate owned, divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities, loans, premises and equipment and other real estate owned.


SEC MAIL
PROCESSING
RECEIVED
APR 2 0 2012
WASH, D.C.
310
SECTION

Dear Stockholder:

Your Company had a solid year in 2011. Net income increased to $4.8 million, or $0.36 per share, representing a 74% increase compared to the prior year. This progress was driven by continued improvements in our key operating metrics: net interest income, efficiency ratio and asset quality.

In 2005 we set about to transform Fox Chase Bank from a traditional thrift to a commercial bank. Since then, we have made steady progress in transitioning the Bank's balance sheet to that which is more reflective of a commercial bank. Initially, this required significant investments in both people and the operating platform needed to support a commercial banking strategy. To fund this initiative, the Bank completed a "first-step" initial public offering in September of 2006 followed by a "second-step" offering in June of 2010. As a result of both offerings, the Company raised net proceeds of $134 million.

Since then, we have worked hard to prudently deploy capital through organic commercial banking growth and managing excess capital through prudent capital management strategies.

Organic Commercial Banking Growth

Commercial loans now represent 65% of the Bank's loan portfolio, a remarkable shift in the composition of our loans since 2006 when they represented only 18% of the loan portfolio. This shift in asset mix coupled with continued progress in growing "core" checking, savings and money market deposits resulted in a 14% increase in net interest income in 2011 over 2010. The Bank's net interest margin improved to 3.02% for the year, up from 2.42% for 2010. A key objective of our business strategy is to recognize low-to-mid double digit increases in net interest income while holding cost growth in the low-to-mid single digits. We have achieved this for five consecutive years, which translates into improving operating leverage and longer-term profitability. The efficiency ratio also improved to 63.1% from 71.1% for the prior year.

In 2011 we issued $176 million in new commercial loan commitments in what continues to be a challenging market. With our focus on relationship banking, new commercial clients contributed to solid growth in commercial deposits and fee income from cash management services. Our strategy is to position the Bank as a viable alternative to the area's larger banks for middle market companies and small businesses.

Additionally, in 2011 we enhanced our commercial banking capability by launching several international banking services through a partnership with a correspondent bank. We are now able to serve the foreign exchange and trade letters of credit needs for local companies that do business globally.

We also launched a relationship-based consumer-banking product called Advantage Banking during the year. We believe our clients should be rewarded for doing more of their banking with us. Many of our customers have opted into this new offering.



Capital Management

In 2011 the Company announced two stock repurchase programs totaling 15% of outstanding shares and repurchased 1,524,900 shares, or 10.5% of outstanding shares, at an average price below tangible book value. We also paid quarterly dividends of $0.08 per share for the full year and increased our quarterly dividend in the first quarter of 2012 to $0.04 per share.

Strong People

Our progress would not be possible without the dedication of our strong and engaged board of directors who had the vision to see the Company through its metamorphosis from its troubled condition in 2005 into the safe, strong, secure competitor we are today. Nor would it be possible without the dedicated banking professionals that make Fox Chase Bank a great place to work and a safe place to bank.

As we enter our 145th year of business, the environment for banks remains as challenging as it has ever been during my 30-year banking career. Tepid economic growth, exceptionally low interest rates, new and reinterpreted banking regulations and laws flowing from the Dodd-Frank Act, and increased costs for compliance continue to exert tremendous pressure on financial institutions. While the environment is difficult, I am confident that we have the capital, people and strategic focus to navigate your Company through these challenging times.

Thank you for your continued confidence in Fox Chase Bancorp, Inc. and Fox Chase Bank.

Thomas M. Petro
President and CEO

This annual report contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Fox Chase Bancorp, Inc. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. Fox Chase Bancorp, Inc.'s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of Fox Chase Bancorp, Inc. and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the credit quality and composition of the loan and investment portfolios, deposit flows, competition, demand for loan products and for financial services in Fox Chase Bancorp, Inc.'s market area, changes in real estate market values in Fox Chase Bancorp, Inc.'s market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform. Additional factors that may affect our results are discussed in Item 1A to this annual report titled "Risk Factors."

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, Fox Chase Bancorp, Inc. does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

Unless the context indicates otherwise, all references in this annual report to "Company," "we," "us" and "our" refer to Fox Chase Bancorp, Inc. and its subsidiaries.

ITEM 1. BUSINESS

General

Fox Chase Bancorp, Inc. (the "Bancorp" or the "Company") is a Maryland corporation that was incorporated in March 2010 to be the successor corporation to old Fox Chase Bancorp, Inc. ("Old Fox Chase Bancorp"), the former stock holding company for Fox Chase Bank (the "Bank"), upon completion of the mutual-to-stock conversion of Fox Chase MHC, the former mutual holding company for Fox Chase Bank.

The mutual-to-stock conversion was completed on June 29, 2010. In connection with the conversion, Bancorp sold a total of 8,712,500 shares of common stock at $10.00 per share in a related public offering. Concurrent with the completion of the offering, each share of Old Fox Chase Bancorp's common stock owned by public stockholders was exchanged for 1.0692 shares of Bancorp common stock. Additionally, as part of the mutual-to-stock conversion, the Bank's employee stock ownership plan (the "ESOP") acquired 348,500 shares, or 4.0% of Bancorp's issued shares, at $10.00 per share. As a result of the offering and the exchange, as of December 31, 2010, Bancorp had 14,547,173 shares outstanding. Net proceeds from the conversion and offering, after the loan made to the ESOP, were approximately $77.8 million.

Financial information presented in this annual report is derived in part from the consolidated financial statements of Fox Chase Bancorp, Inc. and subsidiaries on and after June 29, 2010 and from the consolidated financial statements of Old Fox Chase Bancorp and subsidiaries prior to June 29, 2010.

Bancorp's business activities consist of the ownership of the Bank's capital stock, making loans to the ESOP and the management of the offering proceeds it retained. Bancorp does not own or lease any property. Instead, it uses the premises, equipment and other property of the Bank. Accordingly, the information set forth in this annual report, including the consolidated financial statements and related financial data, relates primarily to the Bank. As a federally chartered savings and loan holding company, Bancorp is subject to the regulation of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

The Bank operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in its market areas. The Bank attracts deposits from the general public and uses those funds to originate one- to four-family real estate, multi-family and commercial real estate, construction, commercial and consumer loans, which the Bank generally holds for investment. Fox Chase Bank also maintains an investment portfolio. The Bank is regulated by the Office of the Comptroller of the Currency and its deposits are insured up to applicable legal limits under the Deposit Insurance Fund administered by the Federal Deposit Insurance Corporation. The Bank is also a member of the Federal Home Loan Bank of Pittsburgh.

The Bank's website address is www.foxchasebank.com. Information on our website should not be considered a part of this annual report.

Market for Common Equity and Related Stockholder Matters

The Company's common stock is listed on the Nasdaq Stock Market ("Nasdaq") under the trading symbol "FXCB." The following table sets forth the quarterly high and low sales prices of Fox Chase Bancorp's common stock for the two most recently completed fiscal years, as reported by Nasdaq, as well as information regarding cash dividends declared by the Company and Old Fox Chase Bancorp for the two most recently completed fiscal years. Prices prior to June 29, 2010 are for Old Fox Chase Bancorp, Inc. and have been adjusted for the 1.0692 exchange ratio applied as part of the mutual-to-stock conversion. See Item 1, *"Business—Regulation and Supervision—Federal Banking Regulation— Limitation on Capital Distributions"* and note 12 in the notes to the consolidated financial statements for more information relating to restrictions on the Bank's ability to pay dividends to the Company and on the Company's payment of dividends. As of March 1, 2012, the Company had approximately 870 holders of record of common stock.

	High	Low	Dividends Declared Per Common Share
2011:			
Fourth Quarter	$ 12.95	$ 12.09	$ 0.02
Third Quarter	$ 13.97	$ 12.07	$ 0.02
Second Quarter	$ 13.89	$ 13.00	$ 0.02
First Quarter	$ 14.01	$ 11.36	$ 0.02
2010:			
Fourth Quarter	$ 11.87	$ 9.38	$ -
Third Quarter	$ 9.82	$ 9.17	$ -
Second Quarter	$ 10.83	$ 9.57	$ -
First Quarter	$ 10.33	$ 8.22	$ -

Stock Performance Graph

The following graph compares the cumulative total return of the Company common stock with the cumulative total return of the SNL Mid-Atlantic Thrift Index and the Index for the Nasdaq Stock Market (U.S. Companies, all SIC). The graph assumes that $100 was invested on December 31, 2006. Prices prior to June 29, 2010 are for Old Fox Chase Bancorp, Inc. and have been adjusted for the 1.0692 exchange ratio applied as part of the mutual-to-stock conversion. Cumulative total return assumes reinvestment of all dividends.


Total Return Performance
Index Value
125
100
75
50
25
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
Fox Chase Bancorp, Inc.
NASDAQ Composite
SNL Mid-Atlantic Thrift

	Period Ending					
Index	**12/31/06**	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
Fox Chase Bancorp, Inc.	100.00	84.44	81.48	70.52	93.85	100.65
NASDAQ Composite	100.00	110.66	66.42	96.54	114.06	113.16
SNL Mid-Atlantic Thrift	100.00	82.33	68.23	65.08	74.72	57.65

SELECTED FINANCIAL DATA

The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1 of this annual report. The information at December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 is derived in part from the audited consolidated financial statements that appear in this annual report.

	At or For the Year Ended December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands, except per share amounts)				
Financial Condition Data:					
Total assets	$ 1,015,863	$ 1,095,503	$ 1,173,818	$ 931,270	$ 812,919
Cash and cash equivalents	7,586	38,314	65,418	3,944	31,275
Securities available-for-sale	248,770	311,303	422,467	294,723	296,304
Securities held-to-maturity	41,074	51,835	-	-	-
Loans receivable, net	670,572	642,653	631,296	588,975	447,035
Deposits	676,594	711,763	858,277	608,472	585,560
Federal Home Loan Bank advances	88,278	122,800	137,165	146,379	80,000
Other borrowed funds	58,500	50,000	50,000	50,000	20,000
Total stockholders' equity	188,192	205,704	123,634	121,220	122,371
Operating Data:					
Interest income	$ 45,946	$ 49,285	$ 51,398	$ 45,884	$ 41,057
Interest expense	14,495	21,725	27,635	24,061	22,250
Net interest income	31,451	27,560	23,763	21,823	18,807
Provision for loan losses	5,734	6,213	9,052	2,900	425
Net interest income after provision for loan losses	25,717	21,347	14,711	18,923	18,382
Noninterest income	3,343	3,889	3,767	1,405	2,696
Noninterest expenses	22,069	21,372	20,333	18,948	18,688
Income (loss) before income taxes	6,991	3,864	(1,855)	1,380	2,390
Income tax provision (benefit)	2,212	1,120	(827)	165	460
Net income (loss)	$ 4,779	$ 2,744	$ (1,028)	$ 1,215	$ 1,930
Per Share Data:					
Earnings (loss) per share, basic (1)	$ 0.36	$ 0.20	$ (0.07)	$ 0.08	$ 0.13
Earnings (loss) per share, diluted (1)	$ 0.36	$ 0.20	$ (0.07)	$ 0.08	$ 0.13

(1) On June 29, 2010, Fox Chase Bancorp completed its mutual-to-stock conversion from the mutual holding company to stock form of organization. Concurrent with the completion of the conversion, each share of Old Fox Chase Bancorp's outstanding common stock held by public stockholders was exchanged for 1.0692 shares of Bancorp common stock. All share related information for periods prior to the conversion is converted at that ratio.

	At or for the Year Ended December 31,				
	2011	2010	2009	2008	2007
Performance Ratios:					
Return (loss) on average assets	0.45%	0.24%	(0.09)%	0.14%	0.26%
Return (loss) on average equity	2.36	1.65	(0.82)	1.00	1.54
Interest rate spread (1)	2.52	1.98	1.75	2.01	1.85
Net interest margin (2)	3.02	2.42	2.16	2.59	2.60
Noninterest expense to average assets	2.07	1.83	1.81	2.18	2.48
Efficiency ratio (3)	63.1	71.1	79.9	82.0	91.8
Average interest-earning assets to average interest-bearing liabilities	133.7	121.7	115.6	119.7	123.7
Average equity to average assets	19.07	14.30	11.11	13.98	16.66
Capital Ratios:					
Total equity to total assets	18.53	18.78	10.53	13.02	15.05
Tier 1 capital (to adjusted assets) (4)	15.30	13.60	8.51	10.70	12.03
Tier 1 capital (to risk-weighted assets) (4)	22.88	22.53	15.41	18.11	21.78
Total risk-based capital (to risk-weighted assets) (4)	23.90	23.76	16.57	19.25	22.54
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	1.77	1.90	1.65	1.05	0.75
Allowance for loan losses as a percent of nonperforming loans	57.63	46.71	35.73	107.01	412.21
Net charge-offs to average outstanding loans during the period	0.94	0.67	0.75	-	-
Nonperforming loans as a percent of total loans	3.07	4.07	4.62	0.98	0.18
Nonperforming assets as a percent of total assets	2.30	2.72	2.87	0.63	0.10

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense, excluding provision for loss on other real estate owned, divided by the sum of net interest income and noninterest income, excluding gains or losses on the sale of securities, loans, premises and equipment and other real estate owned.
(4) Ratios are for Fox Chase Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help readers understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated statements of condition as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011 that appear elsewhere in this annual report.

General Overview

We conduct community banking activities by accepting deposits and making loans in our market area. Our lending products include residential mortgage loans, multi-family and commercial real estate loans, commercial and industrial loans and, to a lesser extent, construction and consumer loans. We also maintain an investment portfolio consisting primarily of mortgage-backed securities to manage our liquidity and interest rate risk. Our loan and investment portfolios are funded with deposits as well as collateralized borrowings from the Federal Home Loan Bank of Pittsburgh and commercial banks.

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Our net interest income is affected by a variety of factors, including the mix of interest-earning assets in our portfolio and changes in levels of interest rates. Growth in net interest income is dependent upon our ability to prudently manage the balance sheet for growth, combined with how successfully we maintain our net interest margin, which is net interest income as a percentage of average interest-earning assets.

A secondary source of income is noninterest income, or other income, which is revenue that we receive from providing products and services. The majority of our non-interest income generally comes from fee income on deposit accounts such as cash management fee income on commercial accounts and service charge income on retail accounts as well as loan fee income from mortgage servicing and lending relationships such as unused line fees and warehouse line satisfaction fees. We also earn income on bank-owned life insurance and receive income from our investment in Philadelphia Mortgage Advisors. In some years, we recognize income from the sale of loans, securities and other real estate owned.

Provision for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectability. The allowance is established through the provision for loan losses, which is charged against income. Charge-offs, if any, are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. Allocation of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

Expenses. The noninterest expense we incur in operating our business consists of salaries, benefits and other compensation expenses, occupancy and furniture and equipment expenses, data processing costs, professional fees, marketing expenses, Federal Deposit Insurance Corporation premiums, other real estate owned expense (including provision for losses) and various other miscellaneous expenses.

Our largest noninterest expense is for salaries, benefits and other compensation, which consists primarily of salaries and wages paid to our employees, payroll taxes, expenses for health insurance, retirement plans, director and committee fees and other employee benefits, including employer 401(k) plan contributions, employee stock ownership plan allocations and equity incentive awards, such as stock options and shares of restricted stock.

Occupancy expenses include the fixed and variable costs of buildings such as depreciation charges, maintenance, real estate taxes and costs of utilities. Depreciation of premises is computed using the straight-line method based on the useful lives of the related assets, which range from 10 to 39 years for buildings and premises. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the lease.

Furniture and equipment expenses, which are the fixed and variable costs of furniture and equipment, consist primarily of depreciation charges, furniture and equipment expenses and maintenance. Depreciation of equipment is computed using the straight-line method based on the useful lives of the related assets, which range from 3 to 7 years for furniture, fixtures and equipment.

Data processing costs include fees paid to our third-party data processing service and ATM expense.

Professional fees include fees paid to our independent auditors, co-sourced internal auditors, attorneys, compensation consultants, loan review specialists, interest rate risk management vendors and certain costs associated with being a public company.

Marketing expenses include expenses for advertisements, promotions and premium items and public relations expenses.

Federal Deposit Insurance Corporation assessments are a specified percentage of assessable deposits, depending on the risk characteristics of the institution. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC increased its assessment rates for 2009 and 2010 and also charged a special assessment to increase the balance of the insurance fund. Our special assessment amounted to $536,000 in 2009. The FDIC implemented changes in its assessment rules in 2011 resulting from the Dodd-Frank Act.

Declines in the carrying values of other real estate owned ("OREO") after we have acquired the property are recorded as provisions for loss on OREO.

OREO expense includes holding costs related to OREO properties such as real estate taxes and insurance.

Other expenses include expenses for stationary, printing, supplies, telephone, postage, contributions and donations, regulatory assessments, insurance premiums, certain public company expenses and other fees and expenses.

Our Business Strategy

Our goal is to be the leading relationship-based business and consumer bank in the markets we serve by delivering a wide array of financial products and personalized customer service. We believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. Further, by offering quicker decision making in the delivery of banking products and services, offering customized products where appropriate and providing access to senior officers, we can distinguish ourselves from the larger banks operating in our market area. At the same time, our capital base and greater product mix enables us to effectively compete against smaller banks. The following are the key elements of our business strategy:

- **Improve earnings through an emphasis on business banking.** Emphasizing business banking improves our profitability because commercial loans generally produce higher interest rates and the associated commercial business relationships produce higher deposit balances and fee income than consumer relationships. In this regard, we have added personnel to assist us in increasing our commercial business lending, including hiring a team of commercial lenders and commercial credit and risk management professionals in 2006, establishing a regional lending group in Ocean City, New Jersey in 2008 and employing a middle-market lending team in 2009. We are also seeking to increase our commercial deposits and our cash management services through our increase in commercial lending.
- **Improve asset quality.** We have sought to maintain our asset quality and moderate credit risk by using conservative underwriting standards. Our non-performing assets have decreased in each of the past two year after increasing significantly in 2009, due to weakened economic conditions. Since 2009, we have tightened our underwriting standards, including reducing loan-to-value ratios, and de-emphasizing certain types of lending, such as construction loans and home equity lending. Further, we have strengthened our oversight of problem assets through the formation of a special assets department in December 2009. The department, which is run by our Chief Operating Officer and consists of three other loan and credit administration officers, increases the frequency with which classified and criticized credits are reviewed and aggressively acts to resolve problem assets. Although we intend to continue our efforts to originate commercial real estate and business loans, we intend to manage loan exposures and concentrations through conservative loan underwriting and credit administration standards.
- **Improve our funding mix by focusing on core deposits.** Our strategic focus is to emphasize total relationship banking with our customers to internally fund our loan growth. We believe that a continued focus on customer relationships will help to increase our level of core deposits (demand, savings and money market accounts). We value core deposits because they represent longer-term customer relationships and a lower cost of funding compared to certificates of deposit. In addition to our retail branch network, we offer on-line banking and a variety of deposit accounts designed for the businesses operating in our market area, including remote capture products, sweep accounts and other cash management products and services.
- **Actively manage our balance sheet.** Recent economic conditions have underscored the importance of a strong balance sheet. We strive to achieve this through managing our interest rate risk and maintaining strong capital levels, loan loss reserves and liquidity. Diversifying our asset mix not only improves our net interest margin but also reduces the exposure of our net interest income and earnings to interest rate risk. We will continue to manage our interest rate risk by diversifying the type and maturity of our assets in our loan and investment portfolios and monitoring the maturities in our deposit portfolio and borrowing facilities. It is possible that existing minimum regulatory capital ratios may be increased by regulatory agencies in response to market and economic conditions.

- **Grow through geographic expansion.** We intend to pursue expansion in our market area in strategic locations that maximize growth opportunities and we believe the recent economic recession and increasing regulatory burden will increase the rate of consolidation in the banking industry. We will look for opportunities to expand through the acquisition of banks or other financial service companies, the acquisition of branches of other financial institutions or possibly through an FDIC assisted transaction of a troubled financial institution. We currently do not have any specific plans for any such acquisitions. We will consider those opportunities that will allow us to add complementary products to our existing business or expand our franchise geographically.
- **Continued expense control.** Management continues to focus on the level of noninterest expenses and methods to identify cost savings opportunities, such as reviewing the number of employees, renegotiating key third-party contracts and reducing certain other operating expenses. In this regard, our efficiency ratios were 79.9%, 71.1% and 63.1% for 2009, 2010 and 2011, respectively.
- **Continue to serve as a strong community citizen.** As a community bank operating for approximately 145 years, we are uniquely positioned to understand the financial needs of our local customers. Further, we believe it is the role of a community bank to operate as a good corporate citizen. Towards that end, in 2006, we established the Fox Chase Bank Charitable Foundation and funded it with 144,342 shares of Old Fox Chase Bancorp common stock and $150,000 in cash. The foundation provides grants to non-profit organizations and programs in the communities we serve. We also provide support to organizations with which our employees and customers are involved through our participation in the Neighborhood Commitment Program.

Critical Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with generally accepted accounting principles in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Allowance for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the loan portfolio, based on management's evaluation of the portfolio's collectability. The allowance is established through the provision for loan losses, which is charged against income. Management estimates the allowance balance required using loss experience in particular segments of the portfolio, trends in industry charge-offs by particular segments, the size and composition of the loan portfolio, trends and absolute levels of nonperforming loans, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends and absolute levels within different risk ratings, and changes in existing general economic and business conditions affecting our lending areas and the national economy.

Additionally, for loans identified by management as impaired, management will provide a reserve based on the expected discounted cash flows of the loan, or for loans determined to be collateral dependent, a reserve is established based on appraised value less costs to sell. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if actual conditions differ substantially from the assumptions used in making the evaluation. Further, current weak economic conditions, such as high unemployment and depressed real estate values, have increased the uncertainty inherent in these estimates and assumptions. In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. For additional discussion, see *"—Risk Management—Analysis and Determination of the Allowance for Loan Losses"* below and the notes to the consolidated financial statements included in this annual report.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets.

Valuation and Other-Than-Temporary Impairment of Investment Securities. Investment securities are reviewed quarterly to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its current carrying value, management is required to assess whether the decline is other-than-temporary. A review of other-than-temporary impairment requires companies to make certain judgments regarding the nature of the decline, and the probability, extent and timing of a valuation recovery and Fox Chase Bancorp's intent to sell the security or if it is more likely than not that the security will be required to be sold before recovery of its amortized cost. Pursuant to these requirements, we assess valuation declines to determine the extent to which such changes are attributable to (1) fundamental factors specific to the issuer, such as financial condition, business prospects or other factors, or (2) market-related factors, such as required market yields, interest rates of equity market declines. If the decline in the market value of a security is determined to be other-than-temporary, the credit portion of the impairment is written down through earnings and the non-credit portion is an adjustment to other comprehensive income.

Balance Sheet Analysis

General. Total assets decreased $79.6 million to $1.02 billion at December 31, 2011 from $1.10 billion at December 31, 2010. The decreases in investment and mortgage related securities of $73.3 million and cash and cash equivalents of $30.7 million were partially offset by an increase in loans receivable, net, of $27.9 million. Total liabilities decreased $62.1 million primarily as deposits decreased $35.2 million and FHLB advances decreased $34.5 million. Total stockholders' equity decreased $17.5 million primarily due to the repurchase of $19.8 million, or 1,524,900 shares of Company common stock.

Loans. The largest segment of our loan portfolio is multi-family and commercial real estate loans. At December 31, 2011, these loans totaled $313.1 million and represented 45.9% of total loans compared to $249.3 million, or 38.1% of total loans, at December 31, 2010 and $220.4 million, or 34.3% of total loans, at December 31, 2009. The increases in 2011 and 2010 reflect the success of the team of commercial lenders that were hired during 2006, the opening of three new offices in 2006 and 2007, the establishment of a regional lending group in Ocean City, New Jersey in the first quarter of 2008 and the hiring of a new team of middle market lenders in Hatboro, Pennsylvania during the second quarter of 2009. Fox Chase Bank expects to continue to emphasize this type of lending for the foreseeable future.

One- to four-family residential loans totaled $198.7 million, or 29.1% of total loans, at December 31, 2011 compared to $238.6 million, or 36.4% of total loans, at December 31, 2010 and $268.5 million, or 41.8% of total loans at December 31, 2009. The decreases in 2011 and 2010 were due to reduced loan originations for such loans due to a combination of slowdown in home purchases and management's reluctance to place low rate long-term one- to four-family residential loans on the Company's balance sheet. Fox Chase Bank has not originated or targeted subprime loans in its loan portfolio. Given the recent uncertain economic environment, relatively low interest rates and increased consumer compliance costs, Fox Chase Bank does not expect to emphasize this type of lending for the foreseeable future.

Commercial and industrial loans totaled $107.8 million, or 15.8% of total loans, at December 31, 2011 compared to $80.6 million, or 12.3% of total loans, at December 31, 2010 and $42.8 million, or 6.7% of total loans, at December 31, 2009. The increases in 2011 and 2010 reflect the hiring of the new middle market lending team in Hatboro, Pennsylvania during the second quarter of 2009. Fox Chase Bank expects to continue to emphasize this type of lending for the foreseeable future.

Construction loans totaled $18.2 million, or 2.7% of total loans, at December 31, 2011 compared to $31.2 million, or 4.8% of total loans, at December 31, 2010 and $40.8 million, or 6.4% of total loans, at December 31, 2009. The $22.6 million decrease from 2009 to 2011 was due to Fox Chase Bank not underwriting any significant new construction loans in 2010 or 2011 as a result of the riskier nature of construction loans and decreases in real estate values in certain parts of its lending area.

Consumer loans totaled $44.7 million, or 6.5% of total loans, at December 31, 2011 compared to $55.2 million, or 8.4% of total loans, at December 31, 2010 and $69.4 million, or 10.8% of total loans, at December 31, 2009. The decreases in consumer loans during 2011 and 2010 were due to Fox Chase Bank de-emphasizing certain forms of consumer lending, particularly home equity lending, as a result of the decrease in real estate values in certain parts of its lending area. Given the current uncertain economic environment and increased consumer compliance costs, Fox Chase Bank does not expect to emphasize this type of lending for the foreseeable future.

The following table sets forth the composition of our loan portfolio at the dates indicated.

	At December 31,									
	2011		2010		2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)									
Real estate loans:										
One- to four-family	$ 198,669	29.1%	$ 238,612	36.4%	$ 268,535	41.8%	$ 260,833	43.8%	$ 215,817	47.9%
Multi-family and commercial	313,060	45.9	249,262	38.1	220,381	34.3	165,461	27.9	79,741	17.7
Construction	18,243	2.7	31,190	4.8	40,799	6.4	65,002	10.9	46,471	10.3
Total real estate loans	529,972	77.7	519,064	79.3	529,715	82.5	491,296	82.6	342,029	75.9
Consumer loans	44,667	6.5	55,169	8.4	69,362	10.8	76,086	12.8	78,744	17.5
Commercial and industrial loans	107,781	5.8	80,645	12.3	42,791	6.7	27,474	4.6	29,902	6.6
Total loans	682,420	100.0%	654,878	100.0%	641,868	100.0%	594,856	100.0%	450,675	100.0%
Less:										
Deferred loan origination costs (fees), net	227		218		33		379		(264)	
Allowance for loan losses	(12,075)		(12,443)		(10,605)		(6,260)		(3,376)	
Net loans	$ 670,572		$ 642,653		$ 631,296		$ 588,975		$ 447,035	

Loan Maturity

The following tables set forth certain information at December 31, 2011 regarding scheduled contractual maturities during the periods indicated. The tables do not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below exclude deferred loan fees and costs.

	At December 31, 2011					
	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Total Loans
	(In thousands)					
Amounts due in:						
One year or less	$ 18	$ 36,684	$ 11,009	$ 6,543	$ 47,794	$ 102,048
More than one year to two years	639	24,142	5,906	420	14,968	46.075
More than two years to three years	581	39,919	1,328	1,058	14,929	57,815
More than three years to five years	1,051	54,194	-	2,142	29,719	87,106
More than five years to ten years	29,054	78,819	-	14,860	371	123,104
More than ten years to fifteen years	11,987	21,292	-	7,332	-	40,611
More than fifteen years	155,339	58,010	-	12,312	-	225,661
Total	$ 198,669	$ 313,060	$ 18,243	$ 44,667	$ 107,781	$ 682,420

The following table sets forth the dollar amount of all scheduled maturities of loans at December 31, 2011 that are due after December 31, 2012 and have either fixed interest rates or adjustable interest rates. The amounts shown below exclude unearned interest on consumer loans and deferred loan fees.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In thousands)	
Real estate loans:			
One- to four-family	$ 190,162	$ 8,489	$ 198,651
Multi-family and commercial	238,342	38,034	276,376
Construction	-	7,234	7,234
Consumer loans	26,297	11,827	38,124
Commercial and industrial loans	16,600	43,387	59,987
Total	$ 471,401	$ 108,971	$ 580,372

Securities. Our securities portfolio consists primarily of agency residential mortgage related securities, and, to a lesser extent, private label residential and commercial mortgage securities, state and municipal securities, obligations of U.S. government agencies and investment grade corporate securities. Total securities decreased $73.3 million, or 20.2%, during 2011. Purchases in 2011 consisted of agency residential mortgage related securities totaling $35.0 million. These purchases were offset by maturities, calls, and principal repayments of $85.4 million, the sale of $13.0 million of residential agency mortgage related securities, the redemption of $3.5 million in corporate securities and the call of $5.4 million of state and municipal securities. All securities purchased during the year ended December 31, 2011 were classified as available-for-sale.

Securities decreased $59.3 million, or 14.0%, in 2010. Purchases in 2010 consisted of agency residential mortgage related securities totaling $98.8 million, investment grade corporate securities totaling $13.2 million and obligations of U.S. government agencies totaling $6.5 million. These purchases were offset by maturities, calls, and principal repayments of $130.8 million, the sale of $32.5 million of residential agency mortgage related securities, the sale of $4.0 million in private label commercial mortgage related securities and the redemption of $4.6 million in corporate securities, the call of $300,000 of obligations of U.S. government agencies and $2.0 million of state and municipal securities. All securities purchased during the nine month period ended September 30, 2010 were classified as available-for-sale. During the quarter ended December 31, 2010, all securities purchased, which represented $52.6 million of agency residential mortgage related securities, were classified as held-to-maturity.

The following table sets forth the amortized cost and fair values of our securities portfolio at the dates indicated. All of our securities were classified as available-for-sale at the dates indicated.

	At December 31,					
	2011		2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available for Sale:						
Obligations of U.S. government agencies	$ 6,424	$ 6,514	$ 6,489	$ 6,521	$ 305	$ 306
State and political subdivisions	1,865	1,873	7,240	7,279	9,199	9,292
Corporate securities	15,007	14,719	18,674	18,871	9,838	9,950
	23,296	23,106	32,403	32,671	19,342	19,548
Private label residential mortgage related security	164	122	559	166	628	195
Private label commercial mortgage related securities	8,799	8,906	11,385	11,767	17,607	17,833
Agency residential mortgage related securities	206,285	216,636	256,796	266,699	374,824	384,891
Total mortgage related securities	215,248	225,664	268,740	278,632	393,059	402,919
Total available-for-sale securities	238,544	248,770	301,143	311,303	412,401	422,467
Held to Maturity:						
Agency residential mortgage related securities	41,074	41,758	51,835	50,817	-	-
Total mortgage related securities	41,074	41,758	51,835	50,817	-	-
Total securities	$ 279,618	$ 290,528	$ 352,978	$ 362,120	$ 412,401	$ 422,467

At December 31, 2011, we had no investments in a single issuer (other than state or U.S. Government-sponsored entity securities) that had an aggregate book value in excess of 10% of our equity at December 31, 2011.

At December 31, 2011, after other-than-temporary impairment charges, the private label residential mortgage related security had an amortized cost of $164,000 and a fair value of $122,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $42,000. At December 31, 2010, after other-than-temporary impairment charges, the private label residential mortgage related security had an amortized cost of $559,000 and a fair value of $166,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $393,000.

During the year ended December 31, 2009, management determined that there was other-than-temporary impairment in the amount of $605,000, $157,000 of which was recognized on the statement of operations and $448,000 of which was recognized in the statement of condition in accumulated other comprehensive income (before taxes). This impairment was due to an increase in delinquency levels, a slowdown in principal payments for the security's underlying collateral and a downgrade in the security from AAA to BB+. There was no additional other-than-temporary credit impairment charge on this investment through December 31, 2010. During the year ended December 31, 2011, management determined that there was additional other-than-temporary impairment in the amount of $407,000, $361,000 of which was recognized on the statement of operations and $46,000 of which was recognized on the statement of condition in accumulated other comprehensive income (before taxes). This additional impairment was primarily due to a slowdown in principal payment speeds, an increase in default rates and an increase in estimated loss severity at default on the underlying residential mortgage collateral. The remaining unrealized loss at December 31, 2011 is not considered an other-than-temporary impairment, as management does not have the intention to sell this security and it is not more likely than not that the security will be required to be sold before recovery of its amortized cost.

As of December 31, 2011, the Company held three private label commercial mortgage backed securities ("CMBS") with an amortized cost of $8.8 million. These securities had a net unrealized gain of $107,000 at December 31, 2011 and all individual securities were held at an unrealized gain. As of December 31, 2010, the Company held four private label CMBS with an amortized cost of $11.4 million. These securities had a net unrealized gain of $382,000 at December 31, 2010 and all individual securities were held at an unrealized gain. During 2011, one security paid off in full.

As a member of the FHLB of Pittsburgh, the Bank is required to acquire and hold shares of capital stock in the FHLB of Pittsburgh in an amount at least equal to 4.60% of its advances plus 0.35% of the Bank's "eligible assets," as such term is defined by the FHLB; and a maximum amount of 6.00% of its advances plus 1.0% of the Bank's "eligible assets." The FHLB of Pittsburgh has indicated it would only redeem from any member the lesser of the amount of the member's excess capital stock or 5% of the member's total capital stock. The FHLB also indicated that it may increase its individual member stock investment requirements. As of December 31, 2011, the Company's minimum stock obligation was $6.4 million and maximum stock obligation was $11.9 million. The Bank held $8.1 million of such stock at December 31, 2011.

The FHLB of Pittsburgh ceased paying a dividend on its common stock during the first quarter of 2009 and has not paid a dividend through December 31, 2011. Beginning in the first quarter of 2012, the FHLB of Pittsburgh reinstated its dividend at an annual rate of 0.10% of the Bank's average stock held during the quarter ended December 31, 2011.

Accumulated other comprehensive income, net of tax, increased to $6.6 million at December 31, 2011 from $6.5 million at December 31, 2010. Accumulated other comprehensive income, net of tax, remained consistent at $6.5 million at December 31, 2010 and 2009. The 2011 increase was primarily due to an increase in unrealized gains in investment securities of $779,000, net of tax, offset by reclassification adjustments for net investment securities gains included in net income of $720,000, net of tax.

See Note 2 to the consolidated financial statements for a schedule of gross unrealized losses and fair value of securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2011 and 2010.

The following table sets forth the stated maturities and weighted average yields of investment securities at December 31, 2011. Weighted average yields on tax-exempt securities are not presented on a tax equivalent basis. Certain mortgage related securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below.

	One Year or Less		More Than 1 Year to 5 Years		More Than 5 Years to 10 Years		More Than 10 Years		Total	
	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield	Fair Value	Weighted Average Yield
Available for Sale:										
Obligations of U.S. government agencies	$ -	- %	$ 6,514	1.27 %	$ -	- %	$ -	- %	$ 6,514	1.27%
State and political subdivisions	-	-	666	3.87	766	4.06	441	4.13	1,873	4.01
Corporate securities	8,013	2.18	6,706	2.48	-	-	-	-	14,719	2.32
	8,013		13,886		766		441		23,106	
Private label residential mortgage related security	-	-	-	-	-	-	122	2.56	122	2.56
Private label commercial mortgage related securities	-	-	-	-	-	-	8,906	5.28	8,906	5.28
Agency residential mortgage related securities	69	4.98	459	5.28	26,560	3.10	189,548	3.30	216,636	3.28
Total mortgage related securities	69		459		26,560		198,576		225,664	
Held to Maturity:										
Agency residential mortgage related securities	-	-	-	-	23,639	1.16	18,119	1.85	41,758	1.46
Total mortgage related securities	-		-		23,639		18,119		41,758	
Total securities	$ 8,082		$ 14,345		$ 50,965		$ 217,136		$ 290,528	

Real Estate Held for Investment. Fox Chase Bank has recorded real estate held for investment of $1.6 million and $1.7 million at December 31, 2011 and 2010, respectively, which represented undeveloped land located in Absecon, New Jersey. The property was acquired by Fox Chase Bank in 2003 to expand Fox Chase Bank's retail branch network in southern New Jersey. The property was under an option to be sold no later than 2010; however, the prospective buyer defaulted under its financial obligations associated with the option agreement during the fourth quarter of 2009. As a result of the default, management obtained an updated appraisal on the property and recorded an impairment loss of $150,000 for the difference between the carrying value and the fair value at December 31, 2009. Management obtained an updated appraisal at December 31, 2010 and determined that no additional impairment occurred during 2010. During the third quarter of 2011, the Bank obtained an updated appraisal and recorded an additional impairment loss of $110,000.

In accordance with regulatory guidelines, because this real estate held for investment was not sold or placed in service by June 2011 (eight years from acquisition); for regulatory reporting purposes, the full amount of this asset is recorded as a reduction of regulatory capital at December 31, 2011.

Cash and Cash Equivalents. Our primary source of short-term liquidity is comprised of branch working cash, a reserve requirement account at the Federal Reserve, an account at the Federal Home Loan Bank of Pittsburgh and money market accounts. Cash and cash equivalents decreased $30.7 million for 2011 primarily as a result of $30.0 million in FHLB advances maturing.

Deposits. Our primary source of funds is our deposit accounts, which are comprised of noninterest-bearing demand accounts, interest-bearing NOW accounts, money market accounts, savings accounts and certificates of deposit. These deposits are provided primarily by individuals and businesses within our market areas. Additionally, in the fourth quarter of 2011, the Bank raised funding through brokered deposits. Deposits decreased $35.2 million, or 4.9%, for 2011 primarily as a result of a decrease in higher-rate certificates of deposits of $68.7 million and a decrease in money market accounts of $21.2 million offset by an increase in NOW accounts of $5.4 million, an increase of $13.4 million in noninterest-bearing demand accounts, an increase of $25.8 million in savings and club accounts and an increase of $10.2 million in brokered deposits. The decrease in certificates of deposits and money market accounts was the result of the Bank's decision to reduce higher rate deposits while targeting certain customers for retention. These customers include those with either previous relationships or those who reside within close proximity to our branches. During 2011, the Bank had $25.8 million of promotional certificates of deposit mature at an average rate of 3.50%. Of this promotion, approximately $3.9 million were retained. The increase in noninterest-bearing demand accounts was a result of continued efforts to increase commercial deposit relationships through the efforts of our commercial lending and cash management teams.

Deposits decreased $146.5 million, or 17.1%, for 2010 primarily as a result of a decrease in higher-rate certificates of deposits of $127.6 million, a decrease in money market accounts of $35.5 million and a decrease in NOW accounts of $1.0 million offset by increases of $3.4 million in savings and club accounts and an increase of $14.1 million in noninterest-bearing demand accounts. The decrease in certificates of deposits and money market accounts was the result of the Bank's decision to reduce higher rate deposits while targeting certain customers for retention. These customers include those with either previous relationships or those who reside within close proximity to our branches. During 2010, the Bank had $157.2 million of promotional certificates of deposit mature at an average rate of 3.50%. Of this promotion, approximately $57.8 million were retained at an average rate of 1.37%. The increase in noninterest-bearing demand accounts was a result of continued efforts to increase commercial deposit relationships through the efforts of our commercial lending and cash management teams.

The following table sets forth the balances of our deposit products at the dates indicated.

	At December 31,					
	2011		2010		2009	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
			(In thousands)			
Noninterest-bearing demand accounts	$ 84,374	- %	$ 70,990	- %	$ 56,912	- %
NOW accounts	45,948	0.39	40,505	0.30	41,369	0.63
Money market accounts	127,667	0.38	148,904	0.47	184,407	1.05
Savings and club accounts	80,740	0.29	54,921	0.05	51,563	0.15
Brokered deposits	10,162	0.53	-	-	-	-
Certificates of deposit	327,703	2.03	396,443	2.44	524,026	3.29
Total	$ 676,594	1.12%	$ 711,763	1.48%	$ 858,277	2.27%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2011. Jumbo certificates of deposit require minimum deposits of $100,000. Brokered deposits in the amount of $10.2 million at December 31, 2011 are not included in total jumbo certificates of deposit. The Bank did not hold any brokered deposits as of December 31, 2010.

Maturity Period at December 31, 2011	Jumbo Certificates of Deposits
	(In thousands)
Three months or less	$ 21,494
Over three through six months	3,527
Over six through twelve months	19,286
Over twelve months	37,327
Total	$ 81,634

The following table sets forth the time deposits, including brokered deposits in 2011, classified by rates at the dates indicated.

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
0.00 - 1.00%	$ 106,920	$ 82,723	$ 47,490
1.01 - 2.00%	82,779	88,537	43,394
2.01 - 3.00%	75,808	89,887	58,610
3.01 - 4.00%	33,827	66,566	279,623
4.01 - 5.00%	38,381	49,258	56,852
5.01 - 6.00%	150	19,472	26,187
6.01 - greater	-	-	11,870
Total	$ 337,865	$ 396,443	$ 524,026

The following table sets forth the amount and maturities of time deposits, including brokered deposits, classified by rates at December 31, 2011.

	Amount Due					
	Less Than One Year	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years	Total	Percent of Total Time Deposit Accounts
	(Dollars in thousands)					
0.00 - 1.00%	$ 83,464	$ 17,370	$ 6,086	$ -	$ 106,920	31.65%
1.01 - 2.00%	44,678	15,163	16,781	6,157	82,779	24.50
2.01 - 3.00%	42,318	9,452	5,700	18,338	75,808	22.44
3.01 - 4.00%	9,179	5,621	15,771	3,256	33,827	10.01
4.01 - 5.00%	14,878	11,650	8,928	2,925	38,381	11.36
5.01 - 6.00%	-	-	150	-	150	0.04
6.01 - greater	-	-	-	-	-	-
Total	$ 194,517	$ 59,256	$ 53,416	$ 30,676	$ 337,865	100.00%

The following table sets forth time deposit activity for the periods indicated.

	Year Ended December 31,		
	2011	2010	2009
	(In thousands)		
Beginning balance	$ 396,443	$ 524,026	$ 373,935
(Decrease) Increase before interest credited	(66,363)	(141,237)	132,466
Interest credited	7,785	13,654	17,625
Net (decrease) increase in time deposits	(58,578)	(127,583)	150,091
Ending balance	$ 337,865	$ 396,443	$ 524,026

Borrowings. Fox Chase Bank did not obtain additional long-term borrowings in 2011 from either the Federal Home Loan Bank or other lenders. The Bank had a $30.0 million Federal Home Loan Bank advance that matured in August 2011 as well as two Federal Home Loan Bank advances which amortized $4.5 million of principal during 2011. As of December 31, 2011, Fox Chase Bank had outstanding borrowings of $88.3 million with the Federal Home Loan Bank and $50.0 million with other commercial banks. As of December 31, 2011 and 2010, the Company had $8.5 million and $0, respectively, of short-term borrowings. The short-term borrowings, which represent overnight borrowings, had a rate of 0.25% at December 31, 2011 and were obtained from a large commercial bank and a participant in the Federal Funds market.

Fox Chase Bank did not obtain additional long-term borrowings in 2010 from either the Federal Home Loan Bank or other lenders. There was a $10.0 million Federal Home Loan Bank advance that matured in February 2010 as well as two Federal Home Loan Bank advances which amortized $4.4 million of principal during 2010. As of December 31, 2010, Fox Chase Bank had outstanding borrowings of $122.8 million with the Federal Home Loan Bank and $50.0 million with other commercial banks.

	Year Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period	$ 196,429	$ 186,807	$ 201,433
Average advances outstanding during the period	162,419	175,963	194,508
Weighted average interest rate during the period	3.54%	3.66%	3.57%
Balance outstanding at end of period	146,778	172,800	$ 187,165
Weighted average interest rate at end of period	3.23%	3.67%	3.62%

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

Overview.

	Years Ended December 31,		
	2011	2010	2009
	(Dollars in thousands)		
Net income (loss)	$ 4,779	$ 2,744	$ (1,028)
Basic and diluted earnings (loss) per share	$ 0.36	$ 0.20	$ (0.07)
Return (loss) on average assets	0.45%	0.24%	(0.09)%
Return (loss) on average equity	2.36	1.65	(0.82)
Average equity to average assets	19.07	14.30	11.11

2011 vs. 2010. Net income increased $2.0 million for 2011 compared to 2010. The 2011 results included an increase in net interest income of $3.9 million, a reduction of $479,000 in the provision for loan losses, a decrease of $546,000 in noninterest income, an increase of $697,000 in noninterest expense and an increase in tax provision of $1.1 million.

2010 vs. 2009. Net income increased $3.8 million for 2010 compared to 2009. The 2010 results included an increase in net interest income of $3.8 million, a reduction of $2.9 million in the provision for loan losses, an increase of $1.0 million in noninterest expense and an increase in tax provision of $1.9 million.

Net Interest Income.

2011 vs. 2010. Net interest income increased $3.9 million, or 14.1%, for 2011. The net interest margin was 3.02% for 2011 compared to 2.42% for 2010. The increase in net interest income was primarily attributable to a decrease in the average balance and cost of certificates of deposit, as well as increases in average stockholders' equity and noninterest-bearing deposits.

Total interest income decreased $3.3 million, or 6.8%, to $45.9 million for 2011, due primarily to a $2.1 million, or 17.7%, decrease in interest on mortgage related securities, a decrease in interest and fees on loans of $892,000, or 2.5%, a decrease in other interest income of $215,000, or 75.2%, and a decrease in nontaxable investment securities available-for-sale of $150,000, or 44.9%. Interest income on mortgage related securities decreased due to a reduction in the average balance of $39.5 million. Interest income on loans decreased due to a reduction of 10 basis points in yield and a reduction of $5.6 million in the average balance of total loans. Other interest income decreased $215,000 to $71,000 from $286,000 primarily due to a decrease in the average balance of interest-earning demand deposits of $50.4 million. Interest income on nontaxable investment securities available-for-sale decreased $150,000 primarily due to a decrease in the average balance of $4.3 million.

Total interest expense decreased $7.2 million, or 33.3%, to $14.5 million for 2011, due primarily to a $6.5 million decrease in interest expense on deposits and a $704,000 decrease in interest expense on Federal Home Loan Bank advances. The decreased deposit expense was due to a decrease of $142.4 million in the average outstanding balance on total interest-bearing deposit accounts and a 60 basis point decrease in the average rate paid on deposits, primarily due to the lower interest rate environment as well as the repricing of promotional rate certificates of deposit which were obtained in 2009. Interest expense on Federal Home Loan Bank advances decreased primarily due to a decrease in average borrowings of $15.8 million.

2010 vs. 2009. Net interest income increased $3.8 million, or 16.0%, for 2010. The net interest margin was 2.42% for 2010 compared to 2.16% for 2009. The increase in net interest income was primarily attributable to an increase in the average balance of commercial loans, a decrease in the average balance of certificates of deposit and borrowings, and an increase in average stockholder's equity as the Company raised net proceeds of $77.8 million in the mutual-to-stock conversion on June 29, 2010. Additionally, net interest income also improved due to a decrease in the average rate paid on interest bearing liabilities of 57 basis points from 2.92% to 2.35%.

Total interest income decreased $2.1 million, or 4.1%, to $49.3 million for 2010, due primarily to a $2.8 million, or 19.0%, decrease in interest on mortgage related securities offset by an increase in interest and fees on loans of $1.6 million, or 4.7%. Interest income on mortgage related securities decreased due to a decrease of 82 basis points in the yield on mortgage related securities from 4.16% to 3.34%, primarily due to the lower interest rate environment as well as high premium amortization expense on such securities due to high prepayments in 2010, as well as an increase in the average balance of $3.7 million. Interest income on loans increased due to an increase in the average balance of commercial loans of $45.2 million. Additionally, interest income on interest-earning demand deposits decreased $336,000 to $286,000 from $622,000 primarily due to a decrease of 88 basis points in the yield offset by an increase in the average balance of $31.8 million. Interest income on money market funds decreased $183,000 due to the average balance decreasing to $0 during 2010 from $27.6 million in 2009.

Total interest expense decreased $5.9 million, or 21.4%, to $21.7 million for 2010, due primarily to a $5.4 million decrease in interest expense on deposits and a $522,000 decrease in interest expense on Federal Home Loan Bank advances. The decreased deposit expense was due to a 71 basis point decrease in the average rate paid on deposits, primarily due to the lower interest rate environment as well as the repricing of promotional rate certificates of deposit which were obtained in 2009, as well as a decrease of $3.0 million in the average outstanding balance on total interest-bearing deposit accounts. Interest expense on Federal Home Loan Bank advances and other borrowed funds decreased primarily due to a decrease in average borrowings of $18.5 million, offset by a 9 basis point increase in the rate paid on such borrowings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Loan fees are included in interest income on loans and are insignificant. Yields are not presented on a tax-equivalent basis. Any adjustments necessary to present yields on a tax-equivalent basis are insignificant.

	Years Ended December 31,								
	2011			2010			2009		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
				(Dollars in thousands)					
Assets:									
Interest-earning assets:									
Interest-earning demand deposits	$ 31,894	$ 71	0.22%	$ 82,257	$ 286	0.35%	$ 50,506	$ 622	1.23%
Money market funds	-	-	0.00%	-	-	0.00%	27,564	183	0.67%
Mortgage related securities									
Available for sale	268,977	8,989	3.34%	348,208	11,727	3.37%	352,542	14,654	4.16%
Held to maturity	47,803	786	1.65%	8,025	147	1.83%	-	-	0.00%
Taxable securities	31,818	488	1.53%	28,197	471	1.67%	28,102	764	2.72%
Nontaxable securities	4,043	184	4.55%	8,318	334	4.01%	12,082	482	3.99%
Loans:									
Residential loans	220,418	10,976	4.98%	262,028	13,633	5.20%	266,577	14,575	5.47%
Commercial loans	379,693	21,504	5.59%	330,651	18,913	5.64%	285,460	15,882	5.49%
Consumer loans	50,501	2,948	5.84%	63,488	3,774	5.94%	73,572	4,236	5.76%
Total Loans	650,612	35,428	5.40%	656,167	36,320	5.50%	625,609	34,693	5.51%
Allowance for loan losses	(12,895)			(11,415)			(7,311)		
Net loans	637,717	35,428		644,752	36,320		618,298	34,693	
Total interest-earning assets	1,022,252	45,946	4.41%	1,119,757	49,285	4.33%	1,089,094	51,398	4.67%
Noninterest-earning assets	41,466			46,932			37,282		
Total assets	$ 1,063,718			$ 1,166,689			$ 1,126,376		
Liabilities and equity:									
Interest-bearing liabilities:									
NOW and money market deposit accounts	$ 174,681	739	0.42%	$ 214,111	1,504	0.70%	$ 189,946	2,874	1.51%
Savings accounts	67,688	148	0.22%	53,975	45	0.08%	51,350	90	0.17%
Brokered deposits	1,802	13	0.73%	-	-	0.00%	-	-	0.00%
Certificates of deposit	357,792	7,772	2.17%	476,258	13,654	2.87%	506,076	17,625	3.48%
Total interest-bearing deposits	601,963	8,672	1.44%	744,344	15,203	2.04%	747,372	20,589	2.75%
FHLB advances	110,180	4,085	3.66%	125,963	4,789	3.75%	144,224	5,311	3.63%
Other borrowed funds - short term	2,239	5	0.23%	-	-	0.00%	284	2	0.69%
Other borrowed funds - long term	50,000	1,733	3.42%	50,000	1,733	3.42%	50,000	1,733	3.42%
Total borrowings	162,419	5,823	3.54%	175,963	6,522	3.66%	194,508	7,046	3.57%
Total interest-bearing liabilities	764,382	14,495	1.89%	920,307	21,725	2.35%	941,880	27,635	2.92%
Noninterest-bearing deposits	90,460			70,256			50,743		
Other noninterest-bearing liabilities	6,001			9,341			8,665		
Total liabilities	860,843			999,904			1,001,288		
Retained earnings	195,683			158,633			120,619		
Accumulated comprehensive income	7,192			8,152			4,469		
Total stockholder's equity	202,875			166,785			125,088		
Total liabilities and stockholders' equity	$ 1,063,718			$ 1,166,689			$ 1,126,376		
Net interest income		$31,451			$27,560			$23,763	
Interest rate spread			2.52%			1.98%			1.75%
Net interest margin			3.02%			2.42%			2.16%
Average interest-earning assets to average interest-bearing liabilities			133.74%			121.67%			115.63%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by current volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionally based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2011 Compared to Year Ended December 31, 2010			Year Ended December 31, 2010 Compared to Year Ended December 31, 2009		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Net	Rate	Volume	Net
Interest and dividend income:						
Interest-earning demand deposits	$ (40)	$ (175)	$ (215)	$ (727)	$ 391	$ (336)
Money market funds		-	-	-	(183)	(183)
Mortgage related securities						
Available-for-sale	(69)	(2,669)	(2,738)	(2,747)	(180)	(2,927)
Held-to-maturity	(91)	730	639	-	147	147
Taxable securities	(43)	60	17	(296)	3	(293)
Nontaxable securities	22	(172)	(150)	2	(150)	(148)
Loans:						
Residential loans	(493)	(2,164)	(2,657)	(693)	(249)	(942)
Commercial loans	(214)	2,805	2,591	517	2,514	3,031
Consumer loans	(54)	(772)	(826)	119	(581)	(462)
Total loans	(761)	(131)	(892)	(57)	1,684	1,627
Total interest-earning assets	(982)	(2,357)	(3,339)	(3,825)	1,712	(2,113)
Interest Expense:						
NOW and money market deposits	(488)	(277)	(765)	(1,736)	366	(1,370)
Savings accounts	93	10	103	(50)	5	(45)
Brokered deposits	-	13	13	-	-	-
Certificates of deposit	(2,486)	(3,396)	(5,882)	(2,933)	(1,038)	(3,971)
Total interest-bearing deposits	(2,881)	(3,650)	(6,531)	(4,719)	(667)	(5,386)
FHLB advances	(103)	(601)	(704)	150	(672)	(522)
Other borrowed funds - short term	-	5	5	-	(2)	(2)
Other borrowed funds- long term	-	-	-	-	-	-
Total borrowings	(103)	(596)	(699)	150	(674)	(524)
Total interest-bearing liabilities	(2,984)	(4,246)	(7,230)	(4,569)	(1,341)	(5,910)
Net change in net interest income	$ 2,002	$ 1,889	$ 3,891	$ 744	$ 3,053	$ 3,797

Provision for Loan Losses.

2011 vs. 2010. Fox Chase Bancorp recorded a provision for loan losses of $5.7 million in 2011 compared to $6.2 million in 2010. The $5.7 million provision was primarily a result of net charge-offs of $6.1 million of which $5.1 million related to the commercial loan portfolio, $554,000 related to the residential mortgage portfolio and $431,000 related to the consumer loan portfolio. Additionally, the decreased provision was a result of a decrease in nonperforming loans and classified and criticized assets.

2010 vs. 2009. Fox Chase Bancorp recorded a provision for loan losses of $6.2 million in 2010 compared to $9.1 million in 2009. The $6.2 million provision was primarily a result of: (1) net charge-offs of $4.4 million, of which $2.5 million related to the commercial loan portfolio, $1.4 million related to the residential mortgage portfolio and $514,000 related to the consumer loan portfolio; (2) the establishment of reserves of $800,000 on impaired commercial loans at December 31, 2010 based primarily on the decrease in the appraised values of the collateral supporting the loans and; (3) the establishment of reserves of $1.0 million on impaired residential mortgage as new residential mortgages went on nonaccrual during the year.

An analysis of the changes in the allowance for loan losses is presented under "*—Risk Management—Analysis and Determination of the Allowance for Loan Losses*."

Noninterest Income. The following table shows the components of noninterest income for 2011, 2010 and 2009.

	Year Ended December 31,			$ Change	% Change	$ Change	% Change
	2011	2010	2009	2011/2010		2010/2009	
	(In thousands)						
Service charges and other fee income	$ 1,630	$ 1,132	$ 935	$ 498	44.0 %	$ 197	21.1 %
Net gain on sale of loans	-	-	3	-	-	(3)	(100.0)
Net gain on sale of premises and equipment	-	6	-	(6)	(100.0)	6	100.0
Net gain on sale of other real estate owned	250	44	-	206	468.2	44	100.0
Impairment loss on real estate held for investment	(110)	-	(150)	(110)	(100.0)	150	100.0
Income on bank-owned life insurance	468	471	453	(3)	(0.6)	18	4.0
Other	375	273	302	102	37.4	(29)	(9.6)
Total other-than-temporary impairment loss	(407)	-	(605)	(407)	(100.0)	605	(100.0)
Less: Portion of loss recognized in other comprehensive income (before taxes)	46	-	448	46	100.0	(448)	(100.0)
Net other-than-temporary impairment loss	(361)	-	(157)	(361)	(100.0)	157	100.0
Gains on sale of investment securities	1,091	1,963	2,381	(872)	(44.4)	(418)	(17.6)
Net investment securities gains	730	1,963	2,224	(1,233)	(62.8)	(261)	(11.7)
Total Noninterest Income	$ 3,343	$ 3,889	$ 3,767	$ (546)	(14.0) %	$ 122	3.2 %

2011 vs. 2010. Noninterest income decreased $546,000 for 2011. The decrease for 2011 was primarily due to a decrease in net investment gains of $1.2 million as the Bank recorded a net other-than-temporary impairment loss of $361,000 which was offset by the gain on sale of securities of $1.1 million compared to a gain on sale of securities of $2.0 million and no net other-than-temporary impairment loss in 2010. In addition, the Bank recorded an impairment loss on real estate held for investment of $110,000 in 2011 compared to no impairment loss in 2010. These decreases were offset by an increase in service charges and other fee income of $498,000 as a result of an increase of $377,000 in loan fee income to $627,000 from $250,000 in 2010 and an increase of $121,000 in deposit related fee income to $1.0 million from $882,000 in 2010. Loan fee income increased primarily due to an increase in commercial fee income, including unused lines and letters of credit and international banking transaction fees. Deposit related fees increased primarily as cash management fees increased $154,000 offset by decreases in other deposit related fees. Net gain on other real estate owned increased by $206,000 as the Bank sold two properties during the year. Other income increased $102,000 primarily as a result of an increase of $79,000 of income earned on the Bank's investment in Philadelphia Mortgage Advisors and an increase of $16,000 in merchant processing fees.

2010 vs. 2009. Noninterest income increased $122,000 for 2010. The increase for 2010 was primarily due to an increase in service charges and other fee income as a result of a $229,000 increase in deposit related fee income to $879,000 from $650,000 in 2009, offset by an $18,000 decrease in loan fee income to $251,000 from $269,000 in 2009. The increase in deposit related fees was the result of an increase in cash management fees as the number of such accounts continued to grow and an increase in ATM fees resulting from higher usage. The decrease in loan fee income was due to a $146,000 decrease in net loan servicing income, which included an increase in the valuation allowance on the Bank's mortgage servicing rights of $46,000 in 2010. The valuation allowance decreased $48,000 in 2009, resulting in a net $94,000 decrease in 2010. This decrease was offset by an increase of $128,000 in other loan fee income, which was related to an increase in unused line of credit fees on commercial and industrial loans and fees on commercial loan accounts. Other income decreased primarily as a result of a decrease of $68,000 of income earned on the Bank's investment in Philadelphia Mortgage Advisors, offset by a $38,000 increase in merchant processing fees. Impairment loss on real estate held for investment decreased $150,000 as the Bank recorded an impairment loss in the fourth quarter of 2009 due to an updated valuation of the underlying real estate following the default of a prospective buyer. There was no impairment recorded in 2010. These increases were offset by a decrease in the net gains on the sale of investment securities.

Noninterest Expense. The following table shows the components of noninterest expense and the percentage changes for 2011, 2010 and 2009.

	Year Ended December 31,			$ Change	% Change	$ Change	% Change
	2011	2010	2009	2011/2010		2010/2009	
	(In thousands)						
Salaries, benefits and other compensation	$ 12,761	$ 12,128	$ 11,503	$ 633	5.2 %	$ 625	5.4 %
Occupancy expense	1,845	1,822	1,825	23	1.3	(3)	(0.2)
Furniture and equipment expense	442	454	580	(12)	(2.6)	(126)	(21.7)
Data processing costs	1,719	1,662	1,664	57	3.4	(2)	(0.1)
Professional fees	1,720	1,374	1,107	346	25.2	267	24.1
Marketing expense	356	291	346	65	22.3	(55)	(15.9)
FDIC premiums	870	1,401	1,795	(531)	(37.9)	(394)	(21.9)
Provision for loss on other real estate owned	657	436	-	221	50.7	436	100.0
Other real estate owned expense	105	107	-	(2)	(1.9)	107	100.0
Other	1,594	1,697	1,513	(103)	(6.1)	184	12.2
Total Noninterest Expense	$ 22,069	$ 21,372	$ 20,333	$ 697	3.3 %	$ 1,039	5.1 %

2011 vs. 2010. In 2011, noninterest expense increased $697,000, or 3.3%. Salaries, benefits and compensation increased $633,000 for the year ended December 31, 2011 due to higher salary expense from annual merit increases, higher incentive compensation accruals and incremental ESOP costs as the Company increased the benefits for employees in conjunction with the mutual-to-stock conversion that was completed in the second quarter of 2010. Professional fees increased by $346,000 for the year ended December 31, 2011 primarily due to incremental legal costs associated with nonperforming assets. Provision for loss on other real estate owned increased $221,000 due to write-downs of properties throughout the year. FDIC premiums decreased $531,000 due to a reduction in the regular assessment rate on April 1, 2011 as well as a reduction in the Bank's total deposits and total assets. Other expense decreased $103,000 primarily due to decreases in fraud losses on checking accounts compared to 2010, as well as decreased telephone, postage and stationary and supplies as the Company continues to reduce costs.

2010 vs. 2009. In 2010, noninterest expense increased $1.0 million, or 5.1%. Included in this increase is $543,000 of costs related to other real estate owned comprised of $436,000 of valuation adjustments on such properties and $107,000 of holding costs, such as real estate taxes and insurance, on other real estate owned. There were no such other real estate owned costs in the year ended December 31, 2009. Salaries, benefits and compensation increased $625,000 for the year ended December 31, 2010 due to higher salary expense from annual merit increases, higher incentive compensation accruals and incremental ESOP costs as the Company increased the benefits for employees in conjunction with the mutual-to-stock conversion that was completed in the second quarter of 2010. Professional fees increased by $267,000 for the year ended December 31, 2010 primarily due to incremental legal costs associated with the elevated level of nonperforming assets. Other expense increased $184,000 primarily due to higher Office of Thrift Supervision supervisory costs, higher public company costs and increased fraud loss on checking accounts. The increases were offset by (1) a decrease in furniture and equipment expense, primarily as a result of certain fixed assets becoming fully depreciated in 2009 and 2010 and (2) a decrease in FDIC premiums of $394,000 for the year ended December 31, 2010 primarily due to the special assessment of $536,000 which occurred during the second quarter of 2009.

Income Taxes.

2011 vs. 2010. Income tax expense for 2011 was $2.2 million compared to $1.1 million for 2010. The increase in 2011 was primarily due to a $3.1 million increase in pre-tax income. The effective tax rate for 2011 and 2010 was 31.6% and 29.0%, respectively.

2010 vs. 2009. Income tax expense for 2010 was $1.1 million compared to an income tax benefit of $827,000 for 2009. The increase in 2010 was primarily due to a $5.7 million increase in pre-tax income. The effective tax rate for 2010 and 2009 was 29.0% and (44.6)%, respectively.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of net interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities, that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers due to unforeseen circumstances. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. Further, we strengthened our oversight of problem assets through the formation of a Special Assets Department in December 2009. The department, which is run by our Chief Operating Officer and consists of three other loan and credit administration officers, increases the frequency with which criticized and classified credits are reviewed and aggressively acts to resolve problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due, a late notice is generated and sent to the borrower. A second notice is sent and phone calls are made ten days later. If payment is not received by the 30th day of delinquency, a further notification is sent to the borrower. If payment is not received by the 45th day of delinquency for a loan on a Pennsylvania property or the 60th day of delinquency for a loan on a New Jersey property, a notice is sent to the borrower advising them that they have a specified period of time to cure their default before legal action begins. If no successful workout can be achieved, after a loan becomes 90 days delinquent, we typically commence foreclosure or other legal proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at or subsequent to foreclosure. We also may consider loan workout arrangements with certain borrowers under certain circumstances.

Management reports to the Board of Directors or a committee of the Board monthly regarding the status of nonperforming loans, other real estate owned, troubled debt restructurings, loans delinquent more than 30 days and any other loan requiring special attention.

Analysis of Nonperforming and Classified Assets. We consider other real estate owned, loans that are 90 days or more past due and loans that are not 90 days past due, but where collection of principal or interest is in doubt, to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and any previously recorded interest is reversed and recorded as a reduction of loan interest and fee income. Generally, payments received on a nonaccrual loan are applied to the outstanding principal at the time received, unless collection of principal and interest in full is considered probable.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure are classified as other real estate owned until sold. Other real estate owned is carried at the lower of its cost or fair value, less estimated selling expenses. Holding costs are recorded as other real estate owned expense and declines in carrying value after acquisition of the property are recorded as provision for loss on other real estate owned in the consolidated statements of operations.

The following table provides information with respect to our nonperforming assets by segment at the dates indicated. We had $12.4 million of troubled debt restructurings at December 31, 2011, which consisted of two construction loans totaling $5.2 million, three commercial real estate loans totaling $6.8 million, two residential mortgage loans totaling $307,000 and two home equity loans totaling $64,000. We had $10.7 million of troubled debt restructurings at December 31, 2010, which consisted of three construction loans totaling $5.5 million, three commercial real estate loans totaling $3.6 million, one commercial and industrial loans totaling $600,000 and one residential mortgage loan totaling $1.0 million. We had troubled debt restructurings totaling $1.2 million related to three residential mortgage loans as of December 31, 2009. We had no troubled debt restructurings at December 31, 2008 or 2007. For additional discussion see "*Troubled Debt Restructurings*".

	At December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Nonaccrual Loans:					
One- to four-family real estate	$ 6,885	$ 10,813	$ 7,740	$ 1,503	$ 155
Multi-family and commercial real estate	3,814	6,180	4,738	685	105
Construction	6,372	9,279	15,739	3,495	-
Consumer	7	365	612	167	-
Commercial and industrial	-	-	250	-	-
Total	17,078	26,637	29,079	5,850	260
Accruing loans past due 90 days or more:					
One- to four-family	-	-	-	-	559
Multi-family and commercial real estate	-	-	601	-	-
Consumer	3,875	-	-	-	-
Total	3,875	-	601	-	559
Nonperforming loans	$ 20,953	$ 26,637	$ 29,680	$ 5,850	$ 819
Other real estate owned	2,423	3,186	4,052	-	-
Total nonperforming assets	$ 23,376	$ 29,823	$ 33,732	$ 5,850	$ 819
Nonperforming loans total loans	3.07 %	4.07 %	4.62 %	0.98 %	0.18%
Total nonperforming loans to total assets	2.06	2.43	2.53	0.63	0.10
Total nonperforming assets to total assets	2.30	2.72	2.87	0.63	0.10

The following table sets forth our nonaccrual loans by state and loan segment at December 31, 2011. The table does not include accruing loans past due 90 days or more.

	One- to Four-Family Real Estate		Multi Family and Commercial Real Estate		Construction		Consumer		Total	
	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount	Number of Loans	Amount
	(Dollars in thousands)									
Pennsylvania	8	$ 5,622	3	$ 801	2	$ 5,210	1	$ 7	14	$ 11,640
New Jersey	5	1,263	4	3,013	1	1,162	-	-	10	5,438
Total	13	$ 6,885	7	$ 3,814	3	$ 6,372	1	$ 7	24	$ 17,078

The following table provides a rollforward of nonperforming assets, by loan segment and assets acquired through foreclosure, from December 31, 2010 to December 31, 2011. The table does not include accruing loans past due 90 days or more.

	At December 31, 2010	Additional Non-Performing Assets, Net	Return to Accrual Status	Payments Received, Net	Net Charge-offs/ Valuation Allowances	Transfer To Other Real Estate Owned	At December 31, 2011
	(Dollars in thousands)						
Nonaccrual loans							
One- to four-family real estate	$ 10,813	$ 728	$ (105)	$ (3,795)	$ (568)	$ (188)	$ 6,885
Multi-family and commercial real estate	6,180	4,163	(1,245)	(3,207)	(1,129)	(948)	3,814
Construction	9,279	3,554	-	(2,673)	(3,445)	(343)	6,372
Consumer	365	123	-	(57)	(424)	-	7
Commercial and industrial	-	596	-	-	(596)	-	-
Total	26,637	9,164	(1,350)	(9,732)	(6,162)	(1,479)	17,078
Other real estate owned	3,186	53	-	(1,638)	(657)	1,479	2,423
Total nonperforming assets	$ 29,823	$ 9,217	$ (1,350)	$ (11,370)	$ (6,819)	$ -	$ 19,501

At December 31, 2011, nonperforming assets were comprised of the following:

- Three construction loans for residential developments, the largest of which is collateralized by a single family home residential development in Montgomery County, Pennsylvania. The two other nonaccrual construction loans at December 31, 2011 are collateralized by a condominium project located in Atlantic County, New Jersey and by land and improvements associated with a residential housing development in Chester County, Pennsylvania.
- Seven multi-family and commercial real estate loan relationships, the largest of which is secured by a hotel in Cape May County, New Jersey.
- Thirteen one- to four-family loans, the largest of which is secured by a residential home located in Montgomery County, Pennsylvania.
- One unsecured consumer loan.
- Seven properties in other real estate owned, the largest of which is a single family residential development located in Atlantic County, New Jersey.

For a discussion of the allowance related to these assets, see *"Analysis and Determination of the Allowance for Loan Losses—Allowance Required for Impaired Loans."*

Interest income that would have been recorded for 2011 had nonaccruing loans been current according to their original terms was approximately $1.1 million. Interest income included in net income for these loans for 2011 was $825,000.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of the Comptroller of the Currency has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. If we classify an asset as loss, it is recorded as a loan charged off in the current period. The regulations also provide for a "special mention" category, described as criticized assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention.

The following table shows the aggregate amounts of our criticized and classified assets at the dates indicated.

	At December 31,		
	2011	2010	2009
	(in thousands)		
Special mention assets	$ 20,862	$ 21,102	$ 23,450
Substandard assets	36,063	45,948	41,494
Doubtful assets	-	-	-
Total criticized and classified assets	$ 56,925	$ 67,050	$ 64,944

At December 31, 2011, substandard assets were comprised of: (1) $17.1 million in nonaccrual loans and $2.4 million of other real estate owned identified in the nonperforming asset table; (2) $14.8 million related to ten loans that are current on principal and interest payments but are classified due to weaknesses in each of the borrower's underlying businesses; (3) $164,000 representing the amortized cost of the private label residential mortgage related security that was classified as other-than-temporary impaired; and (4) $1.6 million in real estate held for investment.

At December 31, 2011, Fox Chase Bank had fourteen loans classified as special mention, which were comprised of eleven multi-family and commercial real estate projects totaling $13.2 million and three commercial and industrial loans totaling $1.4 million and thirteen consumer loans to finance insurance premiums totaling $6.2 million.

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At December 31,					
	2011		2010		2009	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
			(In thousands)			
One- to four-family real estate	$ 370	$ 252	$ 96	$ 144	$ 678	$ -
Multi-family and commercial real estate	-		4,735		198	2,303
Construction real estate	-	-	-	-	-	-
Consumer	1,097	169	170	-	393	3
Commercial and industrial	-	-	-	-	-	-
Total	$ 1,467	$ 421	$ 5,001	$ 144	$ 1,269	$ 2,306

At December 31, 2011, delinquent loans were comprised of five one- to four-family real estate loans and twelve consumer loans. The largest one- to four-family real estate delinquent loan was a $252,000 loan secured by a single family home located in Montgomery County, Pennsylvania. Consumer loans past due 30-59 days includes three consumer loans to finance insurance premiums totaling $939,000 that matured in the fourth quarter of 2011.

Troubled Debt Restructurings. The Company may, under certain circumstances, restructure loans as a concession to borrowers who have experienced financial difficulty. Troubled debt restructurings ("TDRs") are included in impaired loans. TDRs typically result from the Company's loss mitigation activities which, among other activities, could include rate reductions, payment extension, and/or principal forgiveness.

At December 31, 2011, the Bank had TDRs totaling $12.4 million. Of this amount, $5.2 million is related to two construction loans which are classified as nonperforming assets. The Bank has commitments of $2.5 million to lend additional funds related to one of these construction loans. The remaining $7.2 million is comprised of $6.8 million related to four multi-family and commercial real estate loans, $307,000 related to two residential mortgage relationships and $64,000 related to two consumer loans secured by second or third mortgages. The $7.2 million in TDRs are on accrual status as the borrowers have a demonstrated history of making payment as contractually due, are current as of December 31, 2011 and have provided evidence which supports the borrower's ability to make payments.

Of the loans classified as TDRs at December 31, 2011, the two construction loans, totaling $5.2 million, and three of the multi-family and commercial real estate loans, totaling $2.2 million were classified as TDRs during 2010. These loans were classified as TDRs because they matured during 2010 and the Bank extended the loans with uncertainty as to whether the borrowers could obtain similar financing from another financial institution at the time of the extension, thus representing the granting of a financial concession. The Bank did not lower the interest rate on these loans. As of December 31, 2011, four of the loans are performing in accordance with the modified terms and one of the loans in the amount of $3.2 million is currently in default and migrated to nonperforming during 2011.

The other multi-family and commercial real estate loan classified as a TDR at December 31, 2011, totaling $4.7 million, was first classified as a TDR during the three months ended March 31, 2011. The loan was classified as a TDR as the Bank agreed to restructure the terms of the loan, which included reducing payments to interest only for a period of nine months and reducing the rate for the term of the interest only period. This loan is secured by a partially owner occupied commercial property located in Chester County, Pennsylvania. As of December 31, 2011, this loan is performing in accordance with its restructured terms and is no longer reported as delinquent.

The four residential and consumer loan relationships classified as a TDR at December 31, 2011, totaling $371,000, were first classified during the three months ended December 31, 2011 as the Bank agreed to modified terms with the borrower, which included the borrower paying interest only for a period greater than six months.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the loan portfolio, based upon management's evaluation of the portfolio's collectability. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When changes in the allowance are necessary, an adjustment is made. The adjustments to the allowance are made by management and presented to the Audit Committee of the Board of directors.

The allowance for loan losses consists of an allowance on impaired loans and a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for losses on the entire portfolio.

Allowance Required for Impaired Loans. A loan is considered impaired when, based on current information and events, it is probable that Fox Chase Bank will be unable to collect future payments of principal or interest as contractually due. Fox Chase Bank applies its normal loan review procedures in determining if a loan is impaired, which includes reviewing the collectability of delinquent and internally classified loans on a regular basis and at least quarterly. Additionally, all loans classified as a TDR are considered impaired. When a loan is classified as impaired, an impairment analysis is performed within the quarter in which a loan is identified as impaired to determine if a valuation allowance is needed.

In measuring impairment, Fox Chase Bank determines whether repayment is expected through cash flows from the borrower or the borrower's underlying business or property. In determining the likelihood of collecting principal and interest, the Bank considers all available and relevant information, including the borrower's actual and projected cash flows, balance sheet strength, liquidity and overall financial position. If repayment from the borrower or the underlying business or property is determined to be unlikely, and collateral exists, Fox Chase Bank considers the loan to be collateral dependent.

For impaired loans that are collateral dependent, the Bank performs an impairment analysis in the quarter the loan is identified as impaired. In measuring the initial amount of impairment for a collateral dependent loan, the Bank reviews the condition of the underlying property. Such review includes visiting and examining the property, reviewing the age and value of the most recent appraisal on file, reviewing the list price if the property is for sale and calculating loan to value ratios. For 2011, Fox Chase Bank utilized an external appraisal to determine fair value for all collateral dependent nonaccrual loans and all other collateral dependent impaired loans greater than $500,000.

The Bank reexamines each of its impaired loans on a quarterly basis to determine if any adjustments to the net carrying amount of a loan are required. For collateral dependent loans, the Bank takes into consideration current facts and circumstances in analyzing whether the fair value of the collateral has increased or decreased significantly such that a change to the corresponding valuation allowance is required. Such analysis may be based on many different sources, including, but not limited to: (1) sales values of comparable properties or units within the same development relative to the appraised values for such properties or units that occurred since the date of the last appraisal; (2) sales agreements that may be entered into on the property since the date of the last appraisal; or (3) offers the Bank receives on projects or properties since the date of the last appraisal. If current facts and circumstances are insufficient to determine fair value, Fox Chase Bank obtains a new appraisal. Further, the Bank's policy is to obtain an appraisal on each impaired loan annually.

If the fair value of a collateral dependent loan, less costs to sell, is less than the loan's carrying amount, the Bank establishes a provision to the allowance for loan losses in the amount of the difference between fair value, less costs to sell, and the loan's carrying amount. The Bank recognizes charge-offs associated with impaired loans when all or a portion of a loan is considered to be uncollectible. Charge-off amounts are based on appraised value, less estimated costs to sell. As of December 31, 2011, the Bank had not recognized a charge-off in an amount different from the calculated impairment, based on external appraisal of fair value of the collateral, less costs to sell.

For loans that are not collateral dependent, we establish a specific allowance on impaired loans based on management's estimate of the discounted cash flows the Bank expects to receive from the borrower. Factors considered in evaluating such cash flows include: (1) the strength of the customer's personal or business cash flows and personal guarantees; (2) the availability of other sources of repayment; (3) the amount due or past due; (4) the type and value of collateral, if applicable; (5) the strength of our collateral position, if applicable; (6) the estimated cost to sell the collateral; and (7) the borrower's effort to cure the delinquency.

At December 31, 2011, the Bank had $30.5 million of impaired loans comprised of: (1) $17.1 million of nonaccrual loans (See - *Analysis of Nonperforming and Classified Assets*); (2) $7.2 million of TDRs (See – *Troubled Debt Restructurings*); and (3) $6.2 million of insurance premium finance loans to certain high net worth individuals, or their trusts, to purchase universal life insurance policies. We have secured liens on the underlying insurance policies, a deposit escrow account, a limited guaranty of the sponsors of the program and limited personal guaranty of the insured parties. At December 31, 2011, we had 13 such loans totaling $6.2 million, with differing maturity dates throughout the second, third and fourth quarters of 2011 and the first quarter of 2012. At December 31, 2011, the loans were classified as impaired (including $3.9 million of which were classified as nonperforming because they were more than 90 days past maturity) as it is unlikely the loans will be collected as contractually due.

Management has recorded an allowance for loan losses on impaired loans of $3.6 million at December 31, 2011 relating to $29.4 million in impaired loans. Such allowance for loan losses is determined based on either (1) management's estimate of discounted cash flows that the Bank expects to receive over the life of the loan or (2) for collateral dependent loans, appraised value less costs to sell.

At December 31, 2011, the Bank had $1.1 million of impaired loans that had no related valuation allowance. The $1.1 million is comprised of one loan which is collateral dependent. At December 31, 2011, this loan is recorded at fair value of the collateral, less costs to sell. The Bank recorded a charge off in the amount of $973,000 on this loan during the three months ended December 31, 2011. Fair value was based on an external appraisal.

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish a general allowance for loans (1) that are classified, but are not considered impaired and (2) that are not classified, to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segmenting the loan portfolio by loan category and assigning percentages, known as loss factors, to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors may include the Bank's loss experience by particular segments, trends in industry charge-offs by particular segments, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends in risk ratings, and changes in existing general economic and business conditions affecting our lending areas and the national economy. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment. We perform this systematic analysis of the allowance on a quarterly basis.

For new commercial loan relationships originated in the last twelve months, management reviews and provides a loss factor for each individual commercial loan relationship. Generally, management believes the risk of default on recently underwritten loans is relatively low at the time of origination and increases with time, at some point moderating. This is supported by the concept that the fair value of the loan at inception approximates its book value. New commercial loans are reviewed on a quarterly basis, and allowance for loan loss factors adjusted commensurate with assessed changes in the loan's risk.

At December 31, 2011, our allowance for loan losses was $12.1 million, which represented 1.77% of total loans and 57.6% of nonperforming loans. At December 31, 2011, the allowance for loan losses for impaired loans was $3.6 million and the general valuation allowance for the loan portfolio was $8.5 million. At December 31, 2010, our allowance for loan losses was $12.4 million, which represented 1.90% of total loans and 46.7% of nonperforming loans. At December 31, 2010, the allowance for loan losses for impaired loans was $5.2 million and the general valuation allowance for the loan portfolio was $7.2 million. At December 31, 2009, our allowance for loan losses was $10.6 million, which represented 1.65% of total loans and 35.7% of nonperforming loans. At December 31, 2009 the allowance for loan losses for impaired loans was $4.3 million and the general valuation allowance for the loan portfolio was $6.3 million. The increase in general valuation allowance of $1.3 million during 2011 was primarily due to growth in loans receivable in the Bank's commercial real estate and commercial portfolios offset by decrease in loans receivable in the Bank's residential mortgage and consumer portfolios. Commercial real estate and commercial portfolios have higher loss reserve factors than the residential mortgage and consumer portfolios. Additionally, during the three months ended December 31, 2011, the Bank increased its loss reserve factors for its construction loan portfolio based on the Bank's historical loss experience in the construction loan segment. The increase in general valuation allowance of $900,000 during 2010 was primarily due to growth in loans receivable in the Bank's commercial real estate and commercial portfolios offset by a decrease in loans receivable in the Bank's residential mortgage and consumer portfolios. Commercial real estate and commercial portfolios have higher loss reserve factors than the residential mortgage and consumer portfolios.

The allowance for loan losses at December 31, 2011 and 2010 represent application of loan loss policies, which comply with U.S. generally accepted accounting principles and all regulatory guidance.

We identify loans that may need to be charged off as a loss by reviewing all nonperforming, delinquent and criticized loans which we have concerns about collectability. A loan is charged off when in our judgment; the loan or portion of a loan is considered uncollectible.

The following table sets forth the breakdown of impaired loans by loan segment as of December 31, 2011.

	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	Impaired Loans with Allowance	Impaired Loans without Allowance
			(in thousands)			
Real estate loans:						
One- to four-family	$ 6,885	$ 307	$ -	$ 7,192	$ 7,192	$ -
Multi-family and commercial	3,814	6,836	-	10,650	9,570	1,080
Construction	6,372	-	-	6,372	6,372	-
Consumer loans	7	64	6,229	6,300	6,300	-
Commercial and industrial	-	-	-	-	-	-
Total	$ 17,078	$ 7,207	$ 6,229	$ 30,514	$ 29,434	$ 1,080

Two TDRs totaling $5.2 million are excluded from the TDR column above as they are included in the nonaccrual loans and total impaired loans.

The following table sets forth the allowance for loan loss for impaired loans and general allowance by loan segment as of December 31, 2011.

	Allowance for Loan Losses					
	Impaired Loans					
	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	General	Total
	(in thousands)					
Real estate loans:						
One- to four-family	$ 1,394	$ 3	$ -	$ 1,397	$ 363	$ 1,760
Multi-family and commercial	466	975	-	1,441	4,671	6,112
Construction	565	-	-	565	304	869
Consumer loans	7	7	156	170	285	455
Commercial and industrial	-	-	-	-	2,657	2,657
Unallocated	-	-	-	-	222	222
Total allowance for loan losses	$ 2,432	$ 985	$ 156	$ 3,573	$ 8,502	$ 12,075

The following table sets forth the breakdown of the total allowance for loan losses by loan segment at the dates indicated.

	At December 31,									
	2011		2010		2009		2008		2007	
	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
	(Dollars in Thousands)									
Real estate loans:										
One- to four-family	$ 1,760	29.1%	$ 1,990	36.4 %	$ 1,455	41.8 %	$ 542	43.8 %	$ 405	47.9 %
Multi-family and commercial	6,112	45.9	4,624	38.1	3,716	34.3	2,379	27.9	1,318	17.7
Construction	869	2.7	3,260	4.8	3,782	6.4	2,449	10.9	872	10.3
Consumer loans	455	6.5	665	8.4	707	10.8	370	12.8	363	17.5
Commercial and industrial	2,657	15.8	1,707	12.3	824	6.7	418	4.6	413	6.6
Unallocated	222	-	197	-	121	-	102	-	5	-
Total allowance for loan losses	$12,075	100.0%	$ 12,443	100.0 %	$ 10,605	100.0 %	$ 6,260	100.0 %	$ 3,376	100.0 %

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles, there can be no assurance that the Office of the Comptroller of the Currency, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. The Office of the Comptroller of the Currency may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, increases may be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the years indicated.

	At December 31,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Allowance at beginning of period	$ 12,443	$ 10,605	$ 6,260	$ 3,376	$ 2,949
Charge-offs:					
Real estate loans:					
One- to four-family	567	1,403	148	-	-
Multi-family and commercial	1,290	-	3,171	-	-
Construction	3,445	1,990	1,257	-	-
Consumer	433	514	131	19	2
Commercial and industrial	596	495	-	-	-
Total charge-offs	6,331	4,402	4,707	19	2
Recoveries	229	27	-	3	4
Net charge offs (recoveries)	6,102	4,375	4,707	16	(2)
Provision for loan losses	5,734	6,213	9,052	2,900	425
Allowance at end of period	$ 12,075	$ 12,443	$ 10,605	$ 6,260	$ 3,376
Allowance for loan losses to nonperforming loans	57.6 %	46.7 %	35.7 %	107.0 %	412.2 %
Allowance for loan losses to total loans at the end of the period	1.77	1.90	1.65	1.05	0.75
Net charge-offs (recoveries) to average loans outstanding during the period	0.94	0.67	0.75	-	-

The following table provides a rollforward of the allowance for loan losses by loan segment from December 31, 2010 to December 31, 2011.

	For the Year Ended December 31, 2011						
	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Unallocated	Total
	(In thousands)						
Balance, beginning	$ 1,990	$ 4,624	$ 3,260	$ 665	$ 1,707	$ 197	$ 12,443
Provision for loan losses	324	2,608	1,010	221	1,546	25	5,734
Loans charged off	(567)	(1,290)	(3,445)	(433)	(596)	-	(6,331)
Recoveries	13	170	44	2	-	-	229
Balance, ending	$ 1,760	$ 6,112	$ 869	$ 455	$ 2,657	$ 222	$ 12,075

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. To reduce the volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk generally is to emphasize the origination of shorter-term adjustable-rate loans, and to invest in securities that have shorter term adjustable-rates. Additionally, we have focused on increasing core deposits including non-interest bearing and money market deposit accounts, which provide greater pricing flexibility, as well as making efforts to extend maturities on certificates of deposit and wholesale borrowings to better match longer-term fixed rate assets.

We have a Risk Management Committee, which together with an Asset/Liability Management Committee, communicates, coordinates and controls all aspects involving asset/liability management. The committees establish and monitor the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We currently do not participate in systemic hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments, except for two interest rate swaps that are designated as fair value hedges, described below.

On November 3, 2006, the Company entered an interest rate swap with a notional amount of $1.1 million, which is used to hedge a 15-year fixed rate loan that is earning interest at 7.43%. The Company is receiving variable rate payments of one-month LIBOR plus 224 basis points and will pay fixed rate payments of 7.43%. The swap matures in April 2022 and had a fair value loss position of $214,000 and $161,000 at December 31, 2011 and 2010, respectively. The interest rate swap is carried at fair value in accordance with FASB ASC 815 "Derivatives and Hedging". The loan is carried at fair value under the fair value option as permitted by FASB ASC 825 "Financial Instruments".

On October 12, 2011, the Company entered an interest rate swap with a notional amount of $1.6 million, which is used to hedge a 10-year fixed rate loan that is earning interest at 5.83%. The Company is receiving variable rate payments of one-month LIBOR plus 350 basis points and will pay fixed rate payments of 5.83%. The Company designated this relationship as a fair value hedge. The swap matures in October 2021 and had a fair value loss position of $65,000 at December 31, 2011, with ineffectiveness of $5,000. The difference between changes in the fair values of interest rate swap agreement and the hedged loan represents hedge ineffectiveness and is recorded in other non-interest income in the statement of operations.

Net Portfolio Value Analysis. We use a net portfolio value analysis prepared by the Office of the Comptroller of the Currency and an internally prepared model to review our level of interest rate risk. Such analyses measure interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 and 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, these analyses are not performed for decreases of more than 100 basis points. The internal model differs from that prepared by the Office of the Comptroller of the Currency as it assumes: (1) slower prepayments for fixed-rate one- to four-family loans; and (2) a longer duration for transaction accounts. Notwithstanding the different assumptions, the two models do not produce materially different results.

The following table, which is based on information that we provide to the Office of the Comptroller of the Currency, presents the change in the net portfolio value of Fox Chase Bank at September 30, 2011 (the latest date for which the information is available) that would occur in the event of an immediate change in interest rates based on Office of the Comptroller of the Currency assumptions, with no effect given to any steps that we might take to counteract that change.

	Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	**Amount**	**Change**	**% Change**	**NPV Ratio**	**Change (bp)**
	(Dollars in thousands)				
300	138,889	(35,838)	(21)%	13.6%	(265)
200	156,486	(18,240)	(10)	15.0	(126)
100	168,575	(6,152)	(4)	15.9	(37)
50	171,374	(3,353)	(2)	16.1	(21)
0	174,727			16.3	
(50)	176,925	2,199	1	16.4	12
(100)	178,458	3,731	2	16.5	19

The decrease in our net portfolio value shown in the preceding table that would occur reflects: (1) that a substantial portion of our interest earning assets are fixed-rate residential loans and fixed rate investment securities; (2) the shorter duration of deposits, which reprice more frequently in response to changes in market interest rates; and (3) the size of our mortgage related securities portfolio, which would decrease in value as interest rates increase.

The Office of the Comptroller of the Currency uses various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analyses presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, wholesale borrowings, brokered deposits, loan repayments and maturities and liquidation and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows, loan prepayments and sales of securities are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on interest-earning deposits and securities; and (4) the objectives of our asset/liability management policy. We use a variety of measures to assess our liquidity needs, which are provided to our Asset/Liability Management Committee on a regular basis. Our policy is to maintain net liquidity of at least 50% of our funding obligations over the next month. Additionally, our policy is to maintain an amount of cash and short-term marketable securities equal to at least 15% of net deposits and liabilities that will mature in one year or less.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. Cash and cash equivalents totaled $7.6 million at December 31, 2011. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $248.8 million at December 31, 2011. In addition, at December 31, 2011, we had the ability to borrow a total of approximately $384.7 million from the Federal Home Loan Bank of Pittsburgh, of which we had $88.3 million outstanding.

At December 31, 2011, we had $180.3 million in unfunded loan commitments outstanding, which consisted of $20.4 million in home equity and consumer loan commitments and $159.9 million in commercial loan commitments. Additionally, we had $12.0 million in standby letters of credit.

Certificates of deposit due within one year of December 31, 2011 totaled $194.5 million, including $5.1 million of brokered deposits, representing 57.6% of total certificates of deposit at December 31, 2011. We believe the large percentage of certificates of deposit that mature within one year reflect customers' hesitancy to invest their funds for long periods in the current low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2012.

The following table presents certain of our contractual obligations as of December 31, 2011.

Contractual Obligations	Total	Payments Due by Period: Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
	(Dollars in thousands)				
Operating lease obligations (1)	$ 300	$ 300	$ -	$ -	$ -
FHLB advances and other borrowings (2)	169,200	17,890	51,348	11,309	88,653
Other long-term obligations (3)	3,447	1,770	1,677	-	-
Total	$ 172,947	$ 19,960	$ 53,025	$ 11,309	$ 88,653

(1) Represents lease obligations for Fox Chase Bank's operations center and one commercial loan production office.
(2) Includes principal and projected interest payments.
(3) Represents obligations to Fox Chase Bancorp's third party data processing providers and other vendors.

Our primary investing activities are the origination of loans and the purchase and sale of securities. Our primary financing activities consist of activity in deposit accounts and borrowed funds. Deposit flows are affected by the overall levels of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

The following table presents our primary investing and financing activities during the periods indicated.

	Year Ended December 31, 2011	2010
	(In thousands)	
Investing activities:		
Loan originations	$ (594,250)	$ (396,841)
Other decreases in loans	591,669	405,707
Purchase of loans and loan participations	(32,655)	(27,788)
Security purchases	(35,031)	(118,616)
Security sales	13,976	36,480
Security maturities, calls and principal repayments	92,321	139,062
Financing activities:		
Changes in deposits	(35,169)	(146,514)
Net increase in short-term borrowings	8,500	-
Net decrease in FHLB advances	(34,522)	(14,365)
Issuance of stock for vested options	162	-
Cash dividends paid	(1,067)	-
Merger of Fox Chase MHC	-	107
Net proceeds from common stock offering	-	81,169
Acquisition of common stock for ESOP	-	(3,485)
Acquisition of common stock for equity incentive plan	(3,474)	-
Purchase of treasury stock	(19,822)	-

Capital Management. We have managed our capital to maintain strong protection for depositors and creditors. We are subject to various regulatory capital requirements administered by the Office of the Comptroller of the Currency, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2011, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See *"Regulation and Supervision—Regulation of Federal Banking Regulation—Capital Requirements"* and the notes to the consolidated financial statements included in this Report.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with U.S. generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, letters of credit and lines of credit. For information about our loan commitments, letters of credit and unused lines of credit, see Note 11 of the notes to the consolidated financial statements.

Impact of Recent Accounting Pronouncements

The information required by this item is included in Note 16 to the consolidated financial statements included in this annual report.

Effect of Inflation and Changing Prices

The financial statements and related financial data presented in this annual report have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial condition and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Management's Report on Internal Control Over Financial Reporting

The management of Fox Chase Bancorp, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2011 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP, an independent registered public accounting firm, has audited the Company's consolidated financial statements as of and for the year ended December 31, 2011, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, as stated in their reports, which are included herein.

/s/ Thomas M. Petro

Thomas M. Petro
President and Chief Executive Officer

/s/ Roger S. Deacon

Roger S. Deacon
Chief Financial Officer

March 12, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fox Chase Bancorp, Inc.:

We have audited Fox Chase Bancorp, Inc.'s (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fox Chase Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of the Fox Chase Bancorp, Inc., and subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated March 12, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 12, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Fox Chase Bancorp, Inc.:

We have audited the accompanying consolidated statements of condition of Fox Chase Bancorp, Inc. and subsidiary (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fox Chase Bancorp, Inc. and subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for other-than-temporary impairments of debt securities due to the adoption of FASB Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," (included in FASB ASC Topic 320, *Investments — Debt and Equity Securities),* as of April 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Fox Chase Bancorp, Inc., internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2012 expressed an unqualified opinion on the effectiveness of Fox Chase Bancorp, Inc.'s, internal control over financial reporting.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 12, 2012

CONSOLIDATED STATEMENTS OF CONDITION (IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2011	December 31, 2010
ASSETS		
Cash and due from banks	$ 734	$ 156
Interest-earning demand deposits in other banks	6,852	38,158
Total cash and cash equivalents	7,586	38,314
Investment securities available-for-sale	23,106	32,671
Mortgage related securities available-for-sale	225,664	278,632
Mortgage related securities held-to-maturity (fair value of $41,758 at December 31, 2011 and $50,817 at December 31, 2010)	41,074	51,835
Loans, net of allowance for loan losses of $12,075 at December 31, 2011 and $12,443 at December 31, 2010	670,572	642,653
Other real estate owned	2,423	3,186
Federal Home Loan Bank stock, at cost	8,074	9,913
Bank-owned life insurance	13,606	13,138
Premises and equipment, net	10,431	10,693
Real estate held for investment	1,620	1,730
Accrued interest receivable	4,578	4,500
Mortgage servicing rights, net	316	448
Deferred tax asset, net	1,682	1,376
Other assets	5,131	6,414
Total Assets	$ 1,015,863	$ 1,095,503
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 676,594	$ 711,763
Short-term borrowings	8,500	-
Federal Home Loan Bank advances	88,278	122,800
Other borrowed funds	50,000	50,000
Advances from borrowers for taxes and insurance	1,736	1,896
Accrued interest payable	418	580
Accrued expenses and other liabilities	2,145	2,760
Total Liabilities	827,671	889,799
COMMITMENTS AND CONTINGENCIES (Note 11)		
STOCKHOLDERS' EQUITY		
Preferred stock ($.01 par value; 1,000,000 shares authorized, none issued and outstanding at December 31, 2011 and 2010)	-	-
Common stock ($.01 par value; 60,000,000 shares authorized, 13,037,310 shares issued and outstanding at December 31, 2011 and 14,547,173 shares issued and outstanding at December 31, 2010)	146	145
Additional paid-in capital	134,871	133,997
Treasury stock, at cost (1,524,900 shares at December 31, 2011 and 0 shares at December 31, 2010)	(19,822)	-
Common stock acquired by benefit plans	(11,541)	(9,283)
Retained earnings	77,971	74,307
Accumulated other comprehensive income, net	6,567	6,538
Total Stockholders' Equity	188,192	205,704
Total Liabilities and Stockholders' Equity	$ 1,015,863	$ 1,095,503

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS (IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended December 31,		
	2011	**2010**	**2009**
INTEREST INCOME			
Interest and fees on loans	$ 35,428	$ 36,320	$ 34,693
Interest on money market funds	-	-	183
Interest on mortgage related securities	9,775	11,874	14,654
Interest on investment securities available-for-sale			
Taxable	488	471	763
Nontaxable	184	334	482
Dividend income	-	-	1
Other interest income	71	286	622
Total Interest Income	45,946	49,285	51,398
INTEREST EXPENSE			
Deposits	8,672	15,203	20,589
Short-term borrowings	5	-	-
Federal Home Loan Bank advances	4,085	4,789	5,311
Other borrowed funds	1,733	1,733	1,735
Total Interest Expense	14,495	21,725	27,635
Net Interest Income	31,451	27,560	23,763
Provision for loan losses	5,734	6,213	9,052
Net Interest Income after Provision for Loan Losses	25,717	21,347	14,711
NONINTEREST INCOME			
Service charges and other fee income	1,630	1,132	935
Net gain on sale of loans	-	-	3
Net gain on sale of premises and equipment	-	6	-
Net gain on sale of other real estate owned	250	44	-
Impairment loss on real estate held for investment	(110)	-	(150)
Income on bank-owned life insurance	468	471	453
Other	375	273	302
Total other-than-temporary impairment loss	(407)	-	(605)
Less: Portion of loss recognized in other comprehensive income (before taxes)	46	-	448
Net other-than-temporary impairment loss	(361)	-	(157)
Gains on sale of investment securities	1,091	1,963	2,381
Net investment securities gains	730	1,963	2,224
Total Noninterest Income	3,343	3,889	3,767
NONINTEREST EXPENSE			
Salaries, benefits and other compensation	12,761	12,128	11,503
Occupancy expense	1,845	1,822	1,825
Furniture and equipment expense	442	454	580
Data processing costs	1,719	1,662	1,664
Professional fees	1,720	1,374	1,107
Marketing expense	356	291	346
FDIC premiums	870	1,401	1,795
Provision for loss on other real estate owned	657	436	-
Other real estate owned expense	105	107	-
Other	1,594	1,697	1,513
Total Noninterest Expense	22,069	21,372	20,333
Income (Loss) Before Income Taxes	6,991	3,864	(1,855)
Income tax provision (benefit)	2,212	1,120	(827)
Net Income (Loss)	$ 4,779	$ 2,744	$ (1,028)
Earnings (loss) per share:			
Basic	$ 0.36	$ 0.20	$ (0.07)
Diluted	$ 0.36	$ 0.20	$ (0.07)

The accompanying notes are an integral part of these consolidated financial statements.

FOX CHASE BANCORP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (IN THOUSANDS)
For the Years Ended December 31, 2011, 2010 and 2009

	Common Stock	Additional Paid in Capital	Treasury Stock	Common Stock Acquired by Benefit Plans	Retained Earnings	Accumulated Other Comprehensive Income, Net	Total Equity
BALANCE - DECEMBER 31, 2008	$ 147	$ 63,516	$ (7,293)	$ (7,819)	$ 72,664	$ 5	$ 121,220
Purchase of treasury stock, net	-	-	(4,521)	-	-	-	(4,521)
Stock based compensation expense	-	961	-	-	-	-	961
Issuance of stock for vested equity awards	-	(542)	-	574	(32)	-	-
Unallocated ESOP shares committed to employees	-	(8)	-	383	-	-	375
Shares allocated in long-term incentive plan	-	89	-	-	-	-	89
Net income	-	-	-	-	(1,028)	-	(1,028)
Other comprehensive income	-	-	-	-	-	6,538	6,538
BALANCE - DECEMBER 31, 2009	$ 147	$ 64,016	$ (11,814)	$ (6,862)	$ 71,604	$ 6,543	$ 123,634
Stock based compensation expense	-	929	-	-	-	-	929
Issuance of stock for vested equity awards	-	(519)	-	560	(41)	-	-
Unallocated ESOP shares committed to employees	-	18	-	504	-	-	522
Shares allocated in long-term incentive plan	-	89	-	-	-	-	89
Forfeited LTI shares converted to treasury	-	30	(30)	-	-	-	-
Corporate Reorganization:	-	-	-	-	-	-	-
Merger of Fox Chase Mutual Holding Company	(81)	188	-	-	-	-	107
Treasury stock retired	(11)	(11,833)	11,844	-	-	-	-
Exchange of common stock	(55)	55	-	-	-	-	-
Proceeds from stock offering, net of offering expenses	145	81,024	-	-	-	-	81,169
Purchase of common stock by ESOP	-	-	-	(3,485)	-	-	(3,485)
Net income	-	-	-	-	2,744	-	2,744
Other comprehensive income	-	-	-	-	-	(5)	(5)
BALANCE - DECEMBER 31, 2010	$ 145	$ 133,997	$ -	$ (9,283)	$ 74,307	$ 6,538	$ 205,704
Purchase of treasury stock, net	-	-	(19,822)	-	-	-	(19,822)
Purchase of common stock for equity incentive plan	-	-	-	(3,474)	-	-	(3,474)
Stock based compensation expense	-	1,041	-	-	-	-	1,041
Unallocated ESOP shares committed to employees	-	216	-	624	-	-	840
Issuance of stock for vested equity awards	-	(544)	-	592	(48)	-	-
Common stock issued for exercise of vested stock options	1	161	-	-	-	-	162
Dividends paid ($.08 per share)	-	-	-	-	(1,067)	-	(1,067)
Net income	-	-	-	-	4,779	-	4,779
Other comprehensive income	-	-	-	-	-	29	29
BALANCE - DECEMBER 31, 2011	$ 146	$ 134,871	$ (19,822)	$ (11,541)	$ 77,971	$ 6,567	$ 188,192

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Years Ended December 31,		
	2011	2010	2009
Cash Flows From Operating Activities			
Net income (loss)	$ 4,779	$ 2,744	$ (1,028)
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	5,734	6,213	9,052
Provision for loss on other real estate owned	657	436	-
Impairment loss on real estate held for investment	110	-	150
Depreciation	709	693	828
Net amortization of securities premiums and discounts	3,289	4,713	3,034
Benefit for deferred income taxes	(343)	(9)	(3,134)
Stock compensation from benefit plans	1,881	1,540	1,425
Origination of loans held for sale	-	-	(585)
Proceeds from sales of loans held for sale	-	-	578
Net gain on sales of loans and loans held for sale	-	-	(3)
Net gain on sale of other real estate owned	(250)	(44)	-
Net gain on sale of premises and equipment	-	(6)	
Gain on sale of investment securities	(1,091)	(1,963)	(2,381)
Net other-than-temporary impairment loss	361	-	157
Income on bank-owned life insurance	(468)	(471)	(453)
Decrease in mortgage servicing rights, net	132	235	144
Decrease (increase) in accrued interest receivable and other assets	746	1,454	(6,083)
(Decrease) increase in accrued interest payable, accrued expenses and other liabilities	(777)	717	13
Net Cash Provided by Operating Activities	15,469	16,252	1,714
Cash Flows from Investing Activities			
Equity investment in unconsolidated entity	45	-	(630)
Investment securities - available-for-sale:			
Purchases	-	(19,786)	(19,184)
Proceeds from sales	-	-	14,482
Proceeds from maturities, calls and principal repayments	9,094	6,882	12,500
Mortgage related securities – available-for-sale:			
Purchases	(35,031)	(46,229)	(294,289)
Proceeds from sales	13,976	36,480	63,049
Proceeds from maturities, calls and principal repayments	73,187	131,519	104,524
Mortgage related securities – held-to-maturity:			
Purchases	-	(52,601)	-
Proceeds from sales	-	-	-
Proceeds from maturities, calls and principal repayments	10,040	661	-
Net (increase) decrease in loans	(2,581)	8,866	(55,297)
Purchases of loans and loan participations	(32,655)	(27,788)	(127)
Net decrease (increase) in Federal Home Loan Bank stock	1,839	522	(728)
Deposit on real estate held for investment	-	-	77
Purchases of premises and equipment	(447)	(243)	(217)
Proceeds from sales and payments on other real estate owned	1,888	1,672	-
Net Cash Provided by (Used in) Investing Activities	39,355	39,955	(175,840)

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)

	Years Ended December 31,		
	2011	2010	2009
Cash Flows from Financing Activities			
Net (decrease) increase in deposits	(35,169)	(146,514)	249,805
Decrease in advances from borrowers for taxes and insurance	(160)	(223)	(470)
Principal payments on Federal Home Loan Bank advances	(34,522)	(14,365)	(9,214)
Short-term borrowings, net	8,500	-	-
Common stock issued for exercise of stock options	162	-	-
Acquisition of common stock for equity incentive plan	(3,474)	-	-
Purchase of treasury stock	(19,822)	-	(4,521)
Cash dividends paid	(1,067)	-	-
Merger of Fox Chase Mutual Holding Company	-	107	-
Proceeds from stock offering, net of offering expenses	-	81,169	-
Purchase of common stock by ESOP	-	(3,485)	-
Net Cash (Used in) Provided by Financing Activities	(85,552)	(83,311)	235,600
Net (Decrease) Increase in Cash and Cash Equivalents	(30,728)	(27,104)	61,474
Cash and Cash Equivalents – Beginning	38,314	65,418	3,944
Cash and Cash Equivalents – Ending	$ 7,586	$ 38,314	$ 65,418
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 14,657	$ 21,841	$ 27,666
Income taxes paid	$ 2,500	$ 1,501	$ 2,481
Transfers of loans to other real estate owned	$ 1,479	$ 1,198	$ 4,052
Net charge-offs	$ 6,102	$ 4,375	$ 4,707

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Fox Chase Bancorp, Inc. (the "Bancorp") is a Maryland corporation that was incorporated in March 2010 to be the successor corporation to old Fox Chase Bancorp, Inc. ("Old Fox Chase Bancorp"), the federal corporation and the former stock holding company for Fox Chase Bank (the "Bank"), upon completion of the mutual-to-stock conversion of Fox Chase MHC, the former mutual holding company for Fox Chase Bank.

The mutual-to-stock conversion was completed on June 29, 2010. In connection with the conversion, Bancorp sold 8,712,500 shares of common stock at $10.00 per share in a public offering. Concurrent with the completion of the offering, shares of Old Fox Chase Bancorp's common stock owned by public stockholders were exchanged for 1.0692 shares of Bancorp common stock. In lieu of fractional shares, Old Fox Chase Bancorp shareholders were paid cash at a rate of $10.00 per share. Additionally, as part of the mutual-to-stock conversion, the Bank's Employee Stock Ownership Plan ("ESOP") acquired 348,500 shares, or 4.0% of Bancorp's issued shares, at $10.00 per share. As a result of the offering and the exchange, as of June 29, 2010 and December 31, 2010, Bancorp had 14,547,173 shares outstanding. Net proceeds from the conversion and offering, after the loan made to the ESOP, were approximately $77.8 million.

Financial information presented in this Annual Report on Form 10-K is derived from the consolidated financial statements of Fox Chase Bancorp, Inc. and subsidiaries on and after June 29, 2010 and from the consolidated financial statements of Old Fox Chase Bancorp and subsidiaries prior to June 29, 2010.

The Bancorp's primary business has been that of holding the common stock of the Bank and making two loans to the ESOP. The Bancorp is authorized to pursue other business activities permissible by laws and regulations for savings and loan holding companies.

Bancorp and the Bank (collectively referred to as the "Company") provide a wide variety of financial products and services to individuals and businesses through the Bank's eleven branches in Philadelphia, Richboro, Willow Grove, Warminster, Lahaska, Hatboro, Media and West Chester, Pennsylvania, and Ocean City, Marmora and Egg Harbor Township, New Jersey. The operations of the Company are managed as a single business segment. The Company competes with other financial institutions and other companies that provide financial services. The Bank also owns approximately 45% of Philadelphia Mortgage Advisors, a mortgage banker located in Blue Bell, Pennsylvania and Ocean City, New Jersey.

The Company is subject to regulations of certain federal banking agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies which may subject them to further changes with respect to asset valuations and classifications, amounts of required loan loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examinations.

Principles of Consolidation and Presentation

The consolidated financial statements include the accounts of the Bancorp and the Bank. The Bank's operations include the accounts of its wholly owned subsidiaries, Fox Chase Financial, Inc., Fox Chase Service Corporation, 104 S. Oakland Ave., LLC and Davisville Associates, LLC. Fox Chase Financial Inc. is a Delaware chartered investment holding company and its sole purpose is to manage and hold investment securities. Fox Chase Service Corporation is a Pennsylvania chartered company and its purposes are to facilitate the Bank's investment in PMA and, for regulatory purposes, to hold commercial loans. At December 31, 2011, Fox Chase Service Corporation held $20.0 million in commercial loans. 104 S. Oakland Ave., LLC is a New Jersey-chartered limited liability company formed to secure, manage and hold foreclosed real estate. Davisville Associates, LLC is a Pennsylvania-chartered limited liability company formed to secure, manage and hold foreclosed real estate. All material inter-company transactions and balances have been eliminated in consolidation. Prior period amounts are reclassified, when necessary, to conform with the current year's presentation.

The Company follows accounting principles and reporting practices that are in compliance with U.S. generally accepted accounting principles ("GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation and realizability of deferred tax assets and the evaluation of other than temporary impairment and valuation of investments.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Risk and Uncertainties

In the normal course of its business, the Company encounters two significant types of risk: economic risk and regulatory risk. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, from its interest-earning assets. The Company's primary credit risk is the risk of defaults in the Company's loan portfolio that result from borrowers' inability or unwillingness to make contractually required payments. The Company's lending activities are concentrated in Southeastern Pennsylvania and Southern New Jersey. The ability of the Company's borrowers to repay amounts owed is dependent on several factors, including the economic conditions in the borrowers' geographic regions and the borrowers' financial conditions. The Company also has credit risk related to the risk of defaults in its investment securities portfolio. The ability of the Company's investment securities to be fully realized depends on several factors, including the cash flows, credit enhancements and underlying structures of the individual investment securities. Market risk reflects changes in the value of the collateral underlying loans, the valuation of real estate held by the Company, and the valuation of loans held for sale, securities, mortgage servicing assets and other investments.

The Company is subject to the regulations of various government agencies. These regulations may change significantly from period to period. The Company also undergoes periodic examinations by regulatory agencies that may subject them to further changes with respect to asset valuations and classifications, amounts required for the allowance for loan losses and operating restrictions resulting from the regulators' judgment based on information available to them at the time of their examination.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest-earning demand deposits in other banks and money market funds. At times, such balances exceed the FDIC limits for insurance coverage.

The Company accounts for cash accounts that are in a net overdraft position as a liability and reports changes in book overdraft positions in operating cash flows.

Investment and Mortgage Related Securities

The Company accounts for its investment securities in accordance with standards that require, among other things, that debt and equity securities are classified into three categories and accounted for as follows:

- Debt securities with the positive intention to hold to maturity are classified as "held-to-maturity" and reported at amortized cost.
- Debt and equity securities purchased with the intention of selling them in the near future are classified as "trading securities" and are reported at fair value, with unrealized gains and losses included in earnings. As of the balance sheet dates, the Bank did not have any trading securities.
- Debt and equity securities not classified in either of the above categories are classified as "available-for-sale securities" and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as increases or decreases in other comprehensive income, a separate component of stockholders' equity. Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movement in interest rates, changes in the maturity or mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other factors.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Beginning on April 1, 2009, the Company implemented ASC 320-10-65-1 "Recognition and Presentation of Other-Than-Temporary Impairments" that amended the accounting for recognizing other-than-temporary impairment for debt securities and expanded disclosure requirements for other-than-temporarily impaired debt and equity securities. Under the guidance, companies are required to record other-than-temporary impairment charges, through earnings, if they have the intent to sell, or will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. In addition, companies are required to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's cash flows and its amortized cost basis. Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as a company has no intent or requirement to sell an impaired security before a recovery of amortized cost basis. Finally, companies were required to record all previously recorded non-credit related other-than-temporary impairment charges for debt securities as cumulative effect adjustments to retained earnings as of the beginning of the period of adoption. Since the Company did not have any other-than-temporary impairment as of March 31, 2009, no cumulative effect adjustments were required at adoption.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Because of the volatility of the financial markets in which securities are traded, there is the risk that any future fair value could be significantly less than that recorded or disclosed in the accompanying financial statements. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank according to a predetermined formula. The Company's investment in FHLB of Pittsburgh stock is carried at cost and was $8.1 million at December 31, 2011. As of July 1, 2010, the FHLB of Pittsburgh modified its methodology for calculating a member bank's required stock ownership. The new methodology requires a member bank to own capital stock in the FHLB of Pittsburgh in a minimum amount of at least 4.60% of its advances plus 0.35% of the Bank's "eligible assets," as such term is defined by the FHLB; and a maximum amount of 6.00% of its advances plus 1.0% of the Bank's "eligible assets." The FHLB of Pittsburgh has indicated it would only redeem from any member the lesser of the amount of the member's excess capital stock or 5% of the member's total capital stock. The FHLB also indicated that it may increase its individual member stock investment requirements. As of December 31, 2011, the new methodology provides for a minimum required capital stock ownership of $6.4 million and a maximum required stock ownership of $11.9 million. The FHLB of Pittsburgh ceased paying a dividend on its common stock during the first quarter of 2009 and has not paid a dividend through December 31, 2011. Beginning in the first quarter of 2012, the FHLB of Pittsburgh reinstated its dividend at an annual rate of 0.10% of the Bank's average stock held during the quarter ended December 31, 2011.

Loans Held for Sale

The Company originates mortgage loans for investment and for sale. At origination, a mortgage loan is identified as either for sale or for investment. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Net unrealized losses are recognized by charges to operations. Cash payments and cash receipts resulting from acquisitions and sales of loans are classified as operating cash flows if those loans are acquired specifically for resale. Cash receipts resulting from sales of loans that were not specifically acquired for resale are classified as investing cash inflows regardless of a change in the purpose for holding those loans. As of the balance sheet dates, the Bank did not have any loans held for sale.

Mortgage Servicing Rights

Upon the sale of a residential mortgage loan where the Company retains servicing rights, a mortgage servicing right is recorded. GAAP requires that mortgage servicing rights on these loans be amortized into income over the estimated life of the loans sold using the interest method. At each reporting period, such assets are subject to an impairment test. The impairment test stratifies servicing assets based on predominant risk characteristics of the underlying financial assets. The Company has stratified its mortgage servicing assets by date of sale, which approximates date of origination.

In conjunction with the impairment test, the Company records a valuation allowance when the fair value of the stratified servicing asset is less than amortized cost. Subsequent changes in the valuation of the assets are recorded as either an increase or a reduction of the valuation allowance, however, if the fair value exceeds amortized cost, such excess will not be recognized.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans, Loan Origination Fees and Uncollected Interest

Loans are recorded at cost, net of unearned discounts, deferred fees and allowances. Discounts or premiums on purchased loans are amortized using the interest method over the remaining contractual life of the portfolio, adjusted for actual prepayments. Loan origination fees and certain direct origination costs are deferred and amortized using the interest method over the contractual life as an adjustment to yield on the loans. Interest income is accrued on the unpaid principal balance. From time-to-time, the Company sells certain loans for liquidity purposes or to manage interest rate risk.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan that is more than 90 days past due may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest income is reversed and the amortization of net deferred loan fees is suspended. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the ultimate collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is adjusted through increases or reductions in the provisions for loan losses charged against or credited to income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level representing management's best estimate of known and inherent losses in the portfolio, based upon management's evaluation of the portfolio's collectability. Our methodology for assessing the appropriateness of the allowance for loan losses consists of an allowance on impaired loans and a general valuation allowance on the remainder of the portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for losses on the entire portfolio.

Loans are deemed impaired when, based on current information and events, it is probable that the Company will be unable to collect all proceeds due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral less costs to sell if the loan is collateral dependent. The Company establishes an allowance for loan loss in the amount of the difference between fair value of the impaired loan and the loan's carrying amount.

We establish a general allowance for loans that are not considered impaired to recognize the inherent losses associated with lending activities. This general valuation allowance is determined by segmenting the loan portfolio by loan segments (described below) and assigning percentages, known as loss factors, to each category. The percentages are adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date. These significant factors include the size and composition of the loan portfolio, the Bank's loss experience by particular segment, trends and absolute levels of nonperforming loans, trends and absolute levels of classified and criticized loans, trends and absolute levels in delinquent loans, trends in risk ratings, trends in industry charge-offs and changes in existing general economic and business conditions affecting our lending areas and the national economy. These loss factors are subject to ongoing evaluation to ensure their relevance in the current economic environment. We perform this systematic analysis of the allowance on a quarterly basis. These criteria are analyzed and the allowance is developed and maintained at the segment level.

Additional risk is associated with the analysis of the allowance for loan losses as such evaluations are highly subjective, and future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. In addition, various regulatory agencies periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize adjustments to the allowance, based on their judgments at the time of their examination.

The loan segments utilized by management to develop the allowance for loan losses are (1) one- to four-family real estate, (2) multi-family and commercial real estate, (3) construction, (4) consumer and (5) commercial and industrial loans.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

One- to four-family real estate lending risks generally include the borrower's ability to make repayment from his or her employment or other income, and if the borrower defaults, the ability to obtain repayment from sale of the underlying collateral securing the loan. Risk associated with one- to four-family lending would be higher during a period of increased unemployment or reduced real estate value.

Multi-family and commercial real estate lending risks generally relate to the borrower's creditworthiness and the feasibility and cash flow potential of the underlying project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy.

Construction lending is generally considered to have a higher degree of lending risk than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction, the estimated cost (including interest) of construction and the ability of the project to be sold or refinanced upon completion.

Commercial and industrial loans are typically made on the basis of the borrower's ability to make repayment from the cash flows of the borrower's underlying business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Consumer lending includes unsecured lending or loans secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower's continuing financial stability. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Troubled Debt Restructurings

Loans whose terms are modified are classified as troubled debt restructurings if the Company grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a reduction in interest rate, extension of a loan's stated maturity date or temporary deferral of payments. Accrual of interest continues upon modification if the borrower has demonstrated a history of making payment as contractually due and has provided evidence which supports the borrower's ability to make payments. The accrual of interest income on accruing troubled debt restructurings is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Troubled debt restructurings which are subsequently reported as non-accrual remain as such until they demonstrate consistent payment performance for a minimum period of six months. All loans classified as troubled debt restructurings are considered impaired.

Other Real Estate Owned

Real estate and other repossessed collateral acquired through a foreclosure or by a deed-in-lieu of foreclosure are classified as other real estate owned. Other real estate owned is carried at the lower of cost or fair value, less estimated selling costs. Costs related to the development or improvement of a foreclosed property are capitalized. Holding costs are recorded as other real estate owned expense and declines in carrying value after acquisition of the property are recorded as provision for loss on other real estate owned in the consolidated statements of operations. As of December 31, 2011 and 2010, the Bank held $2.4 million and $3.2 million, respectively, in other real estate owned.

Bank-Owned Life Insurance

The Company has invested in bank-owned life insurance ("BOLI"). BOLI involves the purchasing of life insurance by the Company on a chosen group of employees and directors. The Company is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in noninterest income in the consolidated statements of operations.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the assets' estimated useful lives or, for leasehold improvements, over the life of the related lease if less than the estimated useful life of the asset. The estimated useful life is generally 10-39 years for buildings and 3-7 years for furniture and equipment. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts. The cost of maintenance and repairs is charged to expense when incurred and renewals and improvements are capitalized. Rental concessions on leased properties are recognized over the life of the lease.

Real Estate Held for Investment

Real estate held for investment is carried at cost and is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. At December 31, 2011 and December 31, 2010, real estate held for investment represented undeveloped land located in Absecon, New Jersey. The property was acquired by the Bank in 2003 to expand the Bank's retail branch network in southern New Jersey. The property was under an option to be sold no later than 2010; however, the prospective buyer defaulted under its financial obligations associated with the option agreement during the fourth quarter of 2009. As a result of the default, management obtained an appraisal on the property and recorded an impairment loss of $150,000 for the difference between carrying value and fair value at December 31, 2009. Management obtained a new appraisal during the fourth quarter of 2010 and determined there was no additional impairment at December 31, 2010. During the third quarter of 2011, the Bank obtained an updated appraisal and recorded an additional impairment of $110,000.

In accordance with regulatory guidelines, because this real estate held for investment was not sold or placed in service by June 2011 (eight years from acquisition); for regulatory reporting purposes, the full amount of this asset is recorded as a reduction of regulatory capital at December 31, 2011.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Income Taxes

The Company accounts for income taxes under the asset/liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company files a consolidated federal income tax return and its subsidiaries file individual state income tax returns.

The Company recognizes a tax position if it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of the benefit to recognize and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. The Company has no material tax exposure matters that were accrued as of December 31, 2011 or 2010. The Company's policy is to account for interest and penalties as components of income tax expense.

Marketing and Advertising

The Company expenses marketing and advertising costs as incurred.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

Certain of the Company's financial instruments are carried at fair value. Generally, fair value is the price that a willing buyer and a willing seller would agree upon in an other than a distressed sale situation. Because of the uncertainties inherent in determining fair value, fair value estimates may not be precise. Many of the fair value estimates are based on highly subjective judgments and assumptions made about market information and economic conditions. See Note 13 for a detailed discussion of fair value measurements and methodology used to determine fair value.

Employee Stock Ownership Plan

The ESOP borrows funds from the Bancorp to purchase shares of common stock in the Bancorp. The funds borrowed by the ESOP from Old Fox Chase Bancorp to purchase shares of common stock in Old Fox Chase Bancorp's initial public offering in 2006 are being repaid from the Bank's contributions over a period of 15 years from 2006 to 2020. The funds borrowed by the ESOP from the Bancorp to purchase shares of common stock in the Bancorp's mutual-to-stock conversion in 2010 are being repaid from the Bank's contributions over a period of 14.5 years from 2010 to 2024. The Bancorp's common stock not yet allocated to participants is recorded as a reduction of stockholders' equity at cost. The Bancorp's loans to the ESOP and the ESOP's note payables are not reflected in the consolidated statements of condition. Compensation expense for the ESOP is based on the average market price of the Company's stock and is recognized as shares are committed to be released to participants. The notes receivable and related interest income are included in the parent company financial statements presented in Note 17.

For purposes of computing basic and diluted earnings per share, ESOP shares that have been committed to be released are considered outstanding. ESOP shares that have not been committed to be released are not considered outstanding.

Stock Based Compensation

The Company grants equity awards to employees, consisting of stock options and restricted stock, under its Long-Term Incentive Plan, its 2007 Equity Incentive Plan and its 2011 Equity Incentive Plan. The vesting period represents the period during which employees are required to provide service in exchange for such awards. The equity awards are recognized as compensation costs in the financial statements, over the service period based on their fair values.

Per Share Information

Basic earnings per share exclude dilution and is computed by dividing income available to common stockholders by the weighted-average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Proceeds assumed to have been received on such exercises are assumed to be used to purchase shares of the Company's common stock at the average market price during the periods, as required by the treasury stock method of accounting. Unallocated shares in the ESOP (See Note 8), shares purchased to fund the 2007 and 2011 Equity Incentive Plans (See Note 9) and treasury stock are not included in either basic or diluted earnings per share. As a result of the mutual-to-stock conversion, all share information for periods prior to June 30, 2010 has been revised to reflect the 1.0692 exchange ratio.

Earnings (loss) per share ("EPS"), basic and diluted, were $0.36, $0.20 and $(0.07) for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following table presents the reconciliation of the numerators and denominators of the basic and diluted EPS computations.

	Year Ended December 31,		
	2011	2010	2009
Net income	$ 4,779,000	$ 2,744,000	$ (1,028,000)
Weighted-average common shares outstanding (1)	14,112,359	14,548,812	14,779,068
Average common stock acquired by stock benefit plans:			
Unvested shares – long-term incentive plan	-	(7,582)	(17,455)
ESOP shares unallocated	(716,530)	(607,235)	(473,212)
Shares purchased by trust	(249,670)	(199,111)	(246,504)
Weighted-average common shares used to calculate basic earnings per share	13,146,159	13,734,884	14,041,897
Dilutive effect of:			
Unvested shares – long-term incentive plans	-	7,582	17,455
Restricted stock awards	33,089	10,132	4,889
Stock option awards	52,582	-	-
Weighted-average common shares used to calculate diluted earnings per share	13,231,830	13,752,598	14,064,241
Earnings per share-basic	$ 0.36	$ 0.20	$ (0.07)
Earnings per share-diluted	$ 0.36	$ 0.20	$ (0.07)
Outstanding common stock equivalents having no dilutive effect	822,461	807,827	822,552

(1) Excludes treasury stock.

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES

The amortized cost and fair value of securities available-for-sale and held-to-maturity as of December 31, 2011 and 2010 are summarized as follows:

	December 31, 2011				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	OTTI in AOCI	Fair Value
	(In Thousands)				
Available-for-Sale Securities:					
Obligations of U.S. government agencies	$ 6,424	$ 90	$ -	$ -	$ 6,514
State and political subdivisions	1,865	8	-	-	1,873
Corporate securities	15,007	16	(304)	-	14,719
	23,296	114	(304)	-	23,106
Private label residential mortgage related security	164	4	-	(46)	122
Private label commercial mortgage related securities	8,799	107	-	-	8,906
Agency residential mortgage related securities	206,285	10,357	(6)	-	216,636
Total mortgage related securities	215,248	10,468	(6)	(46)	225,664
Total available-for-sale securities	$ 238,544	$ 10,582	$ (310)	$ (46)	$ 248,770
Held-to-Maturity Securities:					
Agency residential mortgage related securities	$ 41,074	$ 684	$ -	$ -	$ 41,758
Total mortgage related securities	41,074	684	-	-	41,758
Total held-to-maturity securities	$ 41,074	$ 684	$ -	$ -	$ 41,758

	December 31, 2010				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	OTTI in AOCI	Fair Value
	(In Thousands)				
Available-for-Sale Securities:					
Obligations of U.S. government agencies	$ 6,489	$ 32	$ -	$ -	$ 6,521
State and political subdivisions	7,240	65	(26)	-	7,279
Corporate securities	18,674	221	(24)	-	18,871
	32,403	318	(50)	-	32,671
Private label residential mortgage related security	559	55	-	(448)	166
Private label commercial mortgage related securities	11,385	382	-	-	11,767
Agency residential mortgage related securities	256,796	10,057	(154)	-	266,699
Total mortgage related securities	268,740	10,494	(154)	(448)	278,632
Total available-for-sale securities	$ 301,143	$ 10,812	$ (204)	$ (448)	$ 311,303
Held-to-Maturity Securities:					
Agency residential mortgage related securities	$ 51,835	$ 19	$ (1,037)	$ -	$ 50,817
Total mortgage related securities	51,835	19	(1,037)	-	50,817
Total held-to-maturity securities	$ 51,835	$ 19	$ (1,037)	$ -	$ 50,817

Obligations of U.S. government agencies represents debt issued by the Federal Home Loan Bank and are not backed by the full faith and credit of the United States government.

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (CONTINUED)

The following tables show gross unrealized losses and fair value of securities, aggregated by security category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010:

	December 31, 2011					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses Plus OTTI in AOCI	Fair Value	Unrealized Losses
	(In Thousands)					
Available-for-Sale Securities:						
Obligations of U.S. government agencies	$ -	$ -	$ -	$ -	$ -	$ -
State and political subdivisions	-	-	-	-	-	-
Corporate securities	4,799	(182)	2,878	(122)	7,677	(304)
	4,799	(182)	2,878	(122)	7,677	(304)
Private label residential mortgage related security	-	-	122	(42)	122	(42)
Private label commercial mortgage related securities	-	-	-	-	-	-
Agency residential mortgage related securities	1,538	(6)	-	-	1,538	(6)
Total mortgage related securities	1,538	(6)	122	(42)	1,660	(48)
Total available-for-sale securities	$ 6,337	$ (188)	$ 3,000	$ (164)	$ 9,337	$ (352)
Held-to-Maturity Securities:						
Agency residential mortgage related securities	$ -	$ -	$ -	$ -	$ -	$ -
Total mortgage related securities	-	-	-	-	-	-
Total held-to-maturity securities	$ -	$ -	$ -	$ -	$ -	$ -
Total Temporarily Impaired Securities	$ 6,337	$ (188)	$ 3,000	$ (164)	$ 9,337	$ (352)

	December 31, 2010					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses Plus OTTI in AOCI	Fair Value	Unrealized Losses
	(In Thousands)					
Available-for-Sale Securities:						
State and political subdivisions	$ 831	$ (26)	$ -	$ -	$ 831	$ (26)
Corporate securities	3,968	(24)	-	-	3,968	(24)
	4,799	(50)	-	-	4,799	(50)
Private label residential mortgage related security	-	-	166	(393)	166	(393)
Private label commercial mortgage related securities	-	-	-	-	-	-
Agency residential mortgage related securities	21,254	(154)	-	-	21,254	(154)
Total mortgage related securities	21,254	(154)	166	(393)	21,420	(547)
Total available-for-sale securities	$ 26,053	$ (204)	$ 166	$ (393)	$ 26,219	$ (597)
Held-to-Maturity Securities:						
Agency residential mortgage related securities	$ 46,645	$ (1,037)	$ -	$ -	$ 46,645	$ (1,037)
Total mortgage related securities	46,645	(1,037)	-	-	46,645	(1,037)
Total held-to-maturity securities	$ 46,645	$ (1,037)	$ -	$ -	$ 46,645	$ (1,037)
Total Temporarily Impaired Securities	$ 72,698	$ (1,241)	$ 166	$ (393)	$ 72,864	$ (1,634)

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (CONTINUED)

At December 31, 2011, after other-than-temporary impairment charges, the private label residential mortgage related security had an amortized cost of $164,000, a fair value of $122,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $42,000. At December 31, 2010, after other-than-temporary impairment charges, the private label residential mortgage related security had an amortized cost of $559,000, a fair value of $166,000 with a remaining net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, of $393,000.

During the year ended December 31, 2009, management determined that there was other-than-temporary impairment in the amount of $605,000, $157,000 of which was recognized on the statement of operations and $448,000 of which was recognized in the statement of condition in accumulated other comprehensive income (before taxes). This impairment was due to an increase in delinquency levels, a slowdown in principal payments for the security's underlying collateral and a downgrade in the security from AAA to BB+. There was no additional other-than-temporary credit impairment charge on this investment through December 31, 2010. During the year ended December 31, 2011, management determined that there was additional other-than-temporary impairment in the amount of $407,000, $361,000 of which was recognized on the statement of operations and $46,000 of which was recognized on the statement of condition in accumulated other comprehensive income (before taxes). This additional impairment was primarily due to a slowdown in principal payment speeds, an increase in default rates and an increase in estimated loss severity at default on the underlying residential mortgage collateral. The remaining unrealized loss at December 31, 2011 is not considered an other-than-temporary impairment, as management does not have the intention to sell this security and it is not more likely than not that the security will be required to be sold before recovery of its amortized cost.

As of December 31, 2011, the Company held three private label CMBS with an amortized cost of $8.8 million. These securities had a net unrealized gain of $107,000 at December 31, 2011 and all individual securities were held at an unrealized gain. As of December 31, 2010, the Company held four private label CMBS with an amortized cost of $11.4 million. These securities had a net unrealized gain of $382,000 at December 31, 2010 and all individual securities were held at an unrealized gain. During 2011, one security paid off in full.

The Company evaluates current characteristics of each of these private label securities such as delinquency and foreclosure levels, credit enhancement, projected losses, coverage and actual and projected cash flows, on a quarterly basis. It is possible that the underlying collateral of these securities will perform worse than current expectations, which may lead to adverse changes in cash flows on these securities and potential future other-than-temporary impairment losses. Events that may trigger material declines in fair values for these securities in the future would include but are not limited to deterioration of credit metrics, significantly higher levels of default and severity of loss on the underlying collateral, deteriorating credit enhancement and loss coverage ratios, or further illiquidity.

Securities that have been impaired greater than twelve months as of December 31, 2011 are the private label residential mortgage related security, which was discussed above, and one corporate security with a fair value of $2.9 million with a rating of "Baa1", with an unrealized loss of $122,000.

Of the six securities with a temporary impairment at December 31, 2011, one has a rating of "AAA". The securities with a rating of less than AAA are: (1) one private label collateralized mortgage obligation, which was discussed above, with a total fair value of $122,000 and a rating of "CC"; (2) three corporate securities with a fair value of $5.9 million and a rating of "Baa1" and (3) one corporate security with a fair value of $1.8 million and a rating of "A2".

Gross gains of $1.1 million, $2.0 million and $2.4 million and gross losses of $0, $0 and $0 were realized on sales of securities during the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (CONTINUED)

The following schedule provides a summary of the components of net gains on sale of investment securities in the Company's Consolidated Statement of Operations:

	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Portion of OTTI in OCI	Net Gains (Losses)
			(in thousands)		
Twelve Months Ended December 31, 2011:					
Obligations of U.S. government agencies	$ -	$ -	$ -	$ -	$ -
State and political subdivisions	-	-	-	-	-
Corporate securities	-	-	-	-	-
	-	-	-	-	-
Private label residential mortgage related security	-	-	(407)	46	(361)
Private label commercial mortgage related securities	-	-	-	-	-
Agency residential mortgage related securities	1,091	-	-	-	1,091
Total mortgage related securities	1,091	-	(407)	46	730
Total securities available-for-sale	$ 1,091	$ -	$ (407)	$ 46	$ 730

	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Portion of OTTI in OCI	Net Gains (Losses)
			(in thousands)		
Twelve Months Ended December 31, 2010:					
Obligations of U.S. government agencies	$ -	$ -	$ -	$ -	$ -
State and political subdivisions	-	-	-	-	-
Corporate securities	-	-	-	-	-
	-	-	-	-	-
Private label residential mortgage related security	-	-	-	-	-
Private label commercial mortgage related securities	50	-	-	-	50
Agency residential mortgage related securities	1,913	-	-	-	1,913
Total mortgage related securities	1,963	-	-	-	1,963
Total securities available-for-sale	$ 1,963	$ -	$ -	$ -	$ 1,963

NOTE 2—INVESTMENT AND MORTGAGE RELATED SECURITIES (CONTINUED)

	Gross Realized Gains	Gross Realized Losses	Other-than-Temporary Impairment Losses	Portion of OTTI in OCI	Net Gains (Losses)
	(in thousands)				
Twelve Months Ended December 31, 2009:					
Obligations of U.S. government agencies	$ -	$ -	$ -	$ -	$ -
State and political subdivisions	-	-	-	-	-
Corporate securities	796	-	-	-	796
	796	-	-	-	796
Private label residential mortgage related security	-	-	(605)	448	(157)
Private label commercial mortgage related securities	-	-	-	-	-
Agency residential mortgage related securities	1,585	-	-	-	1,585
Total mortgage related securities	1,585	-	(605)	448	1,428
Total securities available-for-sale	$ 2,381	$ -	$ (605)	$ 448	$ 2,224

The amortized cost and estimated fair value of investment securities available-for-sale and held-to-maturity at December 31, 2011 and 2010 by contractual maturity are as follows:

	Available for Sale		**Held to Maturity**	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
	(In Thousands)		**(In Thousands)**	
December 31, 2011				
Due in one year or less	$ 8,022	$ 8,013	$ -	$ -
Due after one year through five years	14,072	13,886	-	-
Due after five years through ten years	763	766	-	-
Due after ten years	439	441	-	-
Total mortgage related securities	215,248	225,664	41,074	41,758
	$ 238,544	$ 248,770	$ 41,074	$ 41,758
December 31, 2010				
Due in one year or less	$ 3,674	$ 3,692	$ -	$ -
Due after one year through five years	23,420	23,649	-	-
Due after five years through ten years	3,046	3,079	-	-
Due after ten years	2,263	2,251	-	-
Total mortgage related securities	268,740	278,632	51,835	50,817
	$ 301,143	$ 311,303	$ 51,835	$ 50,817

Securities with a carrying value of $8.1 million and $13.7 million at December 31, 2011 and 2010, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

Securities with a carrying value of $63.2 million and $58.7 million at December 31, 2011 and 2010, respectively, were pledged as collateral for $50.0 million in borrowed funds. See Note 7.

NOTE 3—LOANS

The composition of net loans at December 31, 2011 and 2010 is provided below (in thousands).

	December 31,	
	2011	**2010**
Real estate loans:		
One- to four-family	$ 198,669	$ 238,612
Multi-family and commercial	313,060	249,262
Construction	18,243	31,190
	529,972	519,064
Consumer loans	44,667	55,169
Commercial and industrial loans	107,781	80,645
Total loans	682,420	654,878
Deferred loan origination cost, net	227	218
Allowance for loan losses	(12,075)	(12,443)
Net loans	$ 670,572	$ 642,653

The Company had approximately $124.5 million and $125.9 million of commercial mortgage, construction and commercial and industrial loans in the Southern New Jersey shore area at December 31, 2011 and 2010, respectively. Other than the commercial mortgage, construction and commercial and industrial loans in Southern New Jersey, a majority of the Company's loans are in the geographic areas near the Company's branches in Southeastern Pennsylvania.

The Company reclassified $21,000 and $13,000 of deposit accounts that were overdrawn to other consumer loans as of December 31, 2011 and 2010, respectively.

The following table presents changes in the allowance for loan losses (in thousands):

	Years Ended December 31,		
	2011	**2010**	**2009**
Balance, beginning	$ 12,443	$ 10,605	$ 6,260
Provision for loan losses	5,734	6,213	9,052
Loans charged off	(6,331)	(4,402)	(4,707)
Recoveries	229	27	-
Balance, ending	$ 12,075	$ 12,443	$ 10,605

NOTE 3—LOANS (CONTINUED)

The following tables present changes in the allowance for loan losses by loan segment for the years ended December 31, 2011 and 2010:

For the Year Ended December 31, 2011	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Unallocated	Total
				(In thousands)			
Balance, beginning	$ 1,990	$ 4,624	$ 3,260	$ 665	$ 1,707	$ 197	$ 12,443
Provision for loan losses	324	2,608	1,010	221	1,546	25	5,734
Loans charged off	(567)	(1,290)	(3,445)	(433)	(596)	-	(6,331)
Recoveries	13	170	44	2	-	-	229
Balance, ending	$ 1,760	$ 6,112	$ 869	$ 455	$ 2,657	$ 222	$ 12,075

For the Year Ended December 31, 2010	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Unallocated	Total
				(In thousands)			
Balance, beginning	$ 1,455	$ 3,716	$ 3,782	$ 707	$ 824	$ 121	$ 10,605
Provision for loan losses	1,938	897	1,468	456	1,378	76	6,213
Loans charged off	(1,403)	-	(1,990)	(514)	(495)	-	(4,402)
Recoveries	-	11	-	16	-	-	27
Balance, ending	$ 1,990	$ 4,624	$ 3,260	$ 665	$ 1,707	$ 197	$ 12,443

The recorded investment in impaired loans was $30.5 million at December 31, 2011 and $39.1 million at December 31, 2010. The recorded investment in impaired loans with an allowance for loan losses was $29.4 million at December 31, 2011 and $35.6 million at December 31, 2010. The related allowance for loan losses associated with these loans was $3.6 million at December 31, 2011 and $5.2 million at December 31, 2010. For the years ended December 31, 2011, 2010 and 2009, the average recorded investment in these impaired loans was $32.0 million, $42.0 million and $32.3 million, respectively. The interest income recognized on these impaired loans was $825,000, $399,000 and $896,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

NOTE 3—LOANS (CONTINUED)

The following table sets forth the breakdown of impaired loans by loan segment as of December 31, 2011 and 2010.

December 31, 2011

	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	Impaired Loans with Allowance	Impaired Loans without Allowance
			(in thousands)			
Real estate loans:						
One- to four-family	$ 6,885	$ 307	$ -	$ 7,192	$ 7,192	$ -
Multi-family and commercial	3,814	6,836	-	10,650	9,570	1,080
Construction	6,372	-	-	6,372	6,372	-
Consumer loans	7	64	6,229	6,300	6,300	-
Commercial and industrial	-	-	-	-	-	-
Total	$ 17,078	$ 7,207	$ 6,229	$ 30,514	$ 29,434	$ 1,080

December 31, 2010

	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	Impaired Loans with Allowance	Impaired Loans without Allowance
			(in thousands)			
Real estate loans:						
One- to four-family	$ 10,813	$ 1,007	$ -	$ 11,820	$ 11,820	$ -
Multi-family and commercial	6,180	3,569	-	9,749	6,260	3,489
Construction	9,279	3,441	3,894	16,614	16,614	-
Consumer loans	365	-	-	365	303	62
Commercial and industrial		600	-	600	600	-
Total	$ 26,637	$ 8,617	$ 3,894	$ 39,148	$ 35,597	$ 3,551

At December 31, 2011, two troubled debt restructurings totaling $5.2 million are excluded from the TDR column as they are included in nonaccrual loans and total impaired loans.

At December 31, 2010, one troubled debt restructuring of $2.1 million is excluded from the TDR column above as it is included in the nonaccrual loans and total impaired loans.

NOTE 3—LOANS (CONTINUED)

The following table sets forth a summary of the TDR activity for the twelve months ended December 31, 2011:

	As of and for the Twelve Months Ended December 31, 2011				
	Restructured Current Year			TDRs that Defaulted in Current Period that were Restructured in the Prior Twelve Months	
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Post-Modification Outstanding Recorded Investment
	(Dollars in Thousands)				
Real estate loans:					
One- to four-family	2	$ 307	$ 307	-	$ -
Multi-family and commercial	1	4,673	4,673	-	-
Construction	-	-	-	1	3,115
Consumer loans	2	64	64	-	-
Commercial and industrial	-	-	-	1	600
Total	5	$ 5,044	$ 5,044	2	$ 3,715

The Company may, under certain circumstances, restructure loans as a concession to borrowers who have experienced financial difficulty. TDRs are included in impaired loans. TDRs typically result from the Company's loss mitigation activities which, among other activities, could include rate reductions, payment extension, and/or principal forgiveness.

At December 31, 2011, the Bank had TDRs totaling $12.4 million. Of this amount, $5.2 million relates to two construction loans which are classified as nonperforming assets. The Bank has commitments of $2.5 million to lend additional funds related to one of these construction loans. The remaining $7.2 million is comprised of $6.8 million related to four multi-family and commercial real estate loans, $307,000 related to two residential mortgage loans and $64,000 related to two consumer loans secured by second or third mortgages. The $7.2 million in TDRs are on accrual status as the borrowers have a demonstrated history of making payment as contractually due, are current as of December 31, 2011 and have provided evidence which supports the borrower's ability to make payments.

Of the loans classified as TDRs at December 31, 2011, the two construction loans, totaling $5.2 million, and three of the multi-family and commercial real estate loans, totaling $2.2 million, were classified as TDRs during 2010. These loans were classified as TDRs because they matured during 2010 and the Bank extended the loans with uncertainty as to whether the borrowers could obtain similar financing from another financial institution at the time of the extension, thus representing the granting of a financial concession. The Bank did not lower the interest rate on these loans. As of December 31, 2011, four of the loans are performing in accordance with the modified terms and one of the loans in the amount of $3.2 million is currently in default and migrated to nonperforming during 2011.

The other multi-family and commercial real estate loan classified as a TDR at December 31, 2011, totaling $4.7 million, was first classified as a TDR during the three months ended March 31, 2011. The loan was classified as a TDR as the Bank agreed to restructure the terms of the loan, which included reducing payments to interest only for a period of nine months and reducing the rate for the term of the interest only period. This loan is secured by partially owner occupied commercial property located in Chester County, Pennsylvania. As of December 31, 2011, this loan is performing in accordance with its restructured terms and is no longer reported as delinquent.

The four residential and consumer loans classified as a TDR at December 31, 2011, totaling $371,000, were first classified during the three months ended December 31, 2011 as the Bank agreed to modified terms with the borrower, which included the borrower paying interest only for a period greater than six months.

NOTE 3—LOANS (CONTINUED)

The following tables set forth the allowance for loan loss for impaired loans and general allowance by loan segment as of December 31, 2011 and 2010.

December 31, 2011	Allowance for Loan Losses					
	Impaired Loans					
	Nonaccrual Loans	Accruing TDRs	Other Impaired Loans	Total Impaired Loans	General	Total
	(in thousands)					
Real estate loans:						
One- to four-family	$ 1,394	$ 3	$ -	$ 1,397	$ 363	$ 1,760
Multi-family and commercial	466	975	-	1,441	4,671	6,112
Construction	565	-	-	565	304	869
Consumer loans	7	7	156	170	285	455
Commercial and industrial	-	-	-	-	2,657	2,657
Unallocated	-	-	-	-	222	222
Total allowance for loan losses	$ 2,432	$ 985	$ 156	$ 3,573	$ 8,502	$ 12,075

December 31, 2010	Allowance for Loan Losses					
	Impaired Loans					
	Nonaccrual Loans	Accruing TDR's	Other Impaired Loans	Total Impaired Loans	General	Total
	(in thousands)					
Real estate loans:						
One- to four-family	$ 1,537	$ 2	$ -	$ 1,539	$ 451	$ 1,990
Multi-family and commercial	195	236	-	431	4,193	4,624
Construction	2,447	258	195	2,900	360	3,260
Consumer loans	294	-	-	294	371	665
Commercial and industrial	-	30	-	30	1,677	1,707
Unallocated	-	-	-	-	197	197
Total allowance for loan losses	$ 4,473	$ 526	$ 195	$ 5,194	$ 7,249	$ 12,443

Loans on which the accrual of interest has been discontinued amounted to $17.1 million at December 31, 2011 and $26.6 million at December 31, 2010. If interest on such loans had been recorded in accordance with contractual terms, interest income would have increased by $1.1 million, $1.5 million and $735,000 in 2011, 2010 and 2009, respectively. There was $3.9 million, $0 and $601,000 of loans past due 90 days or more and still accruing interest at December 31, 2011, 2010 and 2009, respectively. There were $12.4 million, $10.7 million and $1.2 million of loans classified as troubled debt restructurings as of December 31, 2011, 2010 and 2009, respectively.

NOTE 3—LOANS (CONTINUED)

The following table sets forth past due loans by segment as of December 31, 2011 and 2010.

	At December 31,			
	2011		2010	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
	(In thousands)			
One- to four-family real estate	$ 370	$ 252	$ 96	$ 144
Multi-family and commercial real estate	-	-	4,735	-
Construction real estate	-	-	-	-
Consumer	1,097	169	170	-
Commercial and industrial	-	-	-	-
Total	$ 1,467	$ 421	$ 5,001	$ 144

There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. If we classify an asset as loss, it is recorded as a loan charged off in the current period.

The following table sets forth criticized and classified loans by segment as of December 31, 2011 and 2010.

	At December 31, 2011					
	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Total
	(In thousands)					
Special mention loans	$ -	$ 13,226	$ -	$ 6,229	$ 1,407	$ 20,862
Substandard loans	6,885	14,319	6,372	7	4,273	31,856
Doubtful loans	-	-	-	-	-	-
Total criticized and classified loans	$ 6,885	$ 27,545	$ 6,372	$ 6,236	$ 5,680	$ 52,718

	At December 31, 2010					
	One- to Four-Family Loans	Multi-family and Commercial Real Estate Loans	Construction Loans	Consumer Loans	Commercial and Industrial Loans	Total
	(In thousands)					
Special mention loans	$ -	$ 19,889	$ 114	$ -	$ 1,099	$ 21,102
Substandard loans	10,812	6,745	16,614	365	5,937	40,473
Doubtful loans	-	-	-	-	-	-
Total criticized and classified loans	$ 10,812	$ 26,634	$ 16,728	$ 365	$ 7,036	$ 61,575

NOTE 3—LOANS (CONTINUED)

On November 3, 2006, the Company entered an interest rate swap with a notional amount of $1.1 million, which is used to hedge a 15-year fixed rate loan that is earning interest at 7.43%. The Company is receiving variable rate payments of one-month LIBOR plus 224 basis points and will pay fixed rate payments of 7.43%. The swap matures in April 2022 and had a fair value loss position of $214,000 and $161,000 at December 31, 2011 and 2010, respectively. The interest rate swap is carried at fair value in accordance with FASB ASC 815 "Derivatives and Hedging". The loan is carried at fair value under the fair value option as permitted by FASB ASC 825 "Financial Instruments".

On October 12, 2011, the Company entered an interest rate swap with a notional amount of $1.6 million, which is used to hedge a 10-year fixed rate loan that is earning interest at 5.83%. The Company is receiving variable rate payments of one-month LIBOR plus 350 basis points and will pay fixed rate payments of 5.83%. The Company designated this relationship as a fair value hedge. The swap matures in October 2021 and had a fair value loss position of $65,000 at December 31, 2011, with ineffectiveness of $5,000. The difference between changes in the fair values of interest rate swap agreement and the hedged loan represents hedge ineffectiveness and is recorded in other non-interest income in the statement of operations.

NOTE 4—MORTGAGE SERVICING ACTIVITY

Loans serviced for others are not included in the accompanying consolidated statements of condition. The unpaid principal balances of these loans were $50.0 million at December 31, 2011, $65.7 million at December 31, 2010, and $88.2 million at December 31, 2009. The Company received fees, net of amortization, from the servicing of loans of $25,000, $11,000 and $63,000 during 2011, 2010 and 2009, respectively.

The following summarizes mortgage-servicing rights activity for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	Servicing Rights	Valuation Allowance	Net Carrying Value
Balance at December 31, 2008	$ 960	$ (133)	$ 827
Reductions	-	48	48
Amortization	(192)	-	(192)
Balance at December 31, 2009	$ 768	$ (85)	$ 683
Additions	-	(46)	(46)
Amortization	(189)	-	(189)
Balance at December 31, 2010	$ 579	$ (131)	$ 448
Additions	-	(8)	(8)
Amortization	(124)	-	(124)
Balance at December 31, 2011	$ 455	$ (139)	$ 316

The estimated amortization expense of amortizing mortgage servicing rights for each of the five succeeding fiscal years after December 31, 2011 is as follows (in thousands):

Year	
2012	$ 116
2013	88
2014	66
2015	50
2016	37
Thereafter	98
Total	$ 455

NOTE 4—MORTGAGE SERVICING ACTIVITY (CONTINUED)

As of December 31, 2011 and 2010, the fair value of the mortgage servicing rights ("MSRs") was $322,000 and $462,000, respectively. The fair value of the MSRs for these periods was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates. Mortgage loan prepayment speed is the annual rate at which borrowers are forecasted to repay their mortgage loan principal and is based on historical experience and current interest rates. The discount rate used to determine the present value of future net servicing income—another key assumption in the model—is the required rate of return the market would expect for an asset with similar risk. Both assumptions can, and generally will, change quarterly valuations as market conditions and interest rates change.

During the year ended December 31, 2008, the Bank recorded an initial valuation allowance of $133,000 on its MSRs, which was due to a significant decrease in interest rates for residential mortgages during the year resulting in assumed higher mortgage prepayments. The valuation allowance was reduced by $48,000 during the year ended December 31, 2009 due to assumed slower prepayments. The valuation allowance was increased by $46,000 and $8,000 during the years ended December 31, 2010 and December 31, 2011, respectively, due to continued low interest rates and high level of prepayments. The amount of the valuation adjustment is recorded as an adjustment to service charges and other fee income in the Company's consolidated statement of operations.

NOTE 5—PREMISES AND EQUIPMENT

The components of premises and equipment at December 31, 2011 and 2010 were as follows (in thousands):

	December 31,	
	2011	2010
Land	$ 3,207	$ 3,207
Buildings	13,479	13,376
Leasehold improvements	190	190
Furniture, fixtures and equipment	5,125	4,869
	22,001	21,642
Less: accumulated depreciation	(11,570)	(10,949)
Premises and equipment, net	$ 10,431	$ 10,693

As of December 31, 2011, the Company leased space for an operations center in Blue Bell, Pennsylvania, a branch location in Media, Pennsylvania and certain office equipment. The leases are accounted for as operating leases. The Blue Bell lease expires in July 2012 and, upon expiration, the Company has the option to extend the lease for an additional five-year period at the then prevailing market rate. The following rental expenses were included in the Company's financial statements (in thousands):

	December 31,		
	2011	2010	2009
		(in thousands)	
Office rent	$ 486	$ 470	$ 467
Equipment lease	2	6	12
	$ 488	$ 476	$ 479

NOTE 5—PREMISES AND EQUIPMENT (CONTINUED)

The following table shows the minimum future rental payments under non-cancelable leases for premises and equipment at December 31, 2011 (in thousands):

Year	
2012	$ 300
2013	—
2014	—
2015	—
2016	—

NOTE 6—DEPOSITS

The weighted average interest rate and balance of deposits at December 31, 2011 and 2010 consisted of the following (dollars in thousands):

	December 31,			
	2011		2010	
	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount
Noninterest-bearing demand accounts	- %	$ 84,374	- %	$ 70,990
NOW accounts	0.39	45,948	0.30	40,505
Money market accounts	0.38	127,667	0.47	148,904
Savings and club accounts	0.29	80,740	0.05	54,921
Brokered deposits	0.53	10,162	-	-
Certificates of deposit	2.03	327,703	2.44	396,443
	1.12%	$ 676,594	1.48%	$ 711,763

The scheduled maturities of certificates of deposit and brokered deposits for periods subsequent to December 31, 2011 are as follows (in thousands):

	December 31,		
Year	Certificates of Deposit	Brokered Deposits	Total
2012	$ 189,448	$ 5,069	$ 194,517
2013	59,256	-	59,256
2014	48,323	5,093	53,416
2015	12,449	-	12,449
2016	9,389	-	9,389
Thereafter	8,838	-	8,838
	$ 327,703	$ 10,162	$ 337,865

NOTE 6—DEPOSITS (CONTINUED)

A summary of interest expense on deposits for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	2011	2010	2009
NOW accounts	$ 143	$ 210	$ 340
Money market accounts	596	1,294	2,534
Savings and club accounts	148	45	90
Brokered deposits	13	-	-
Certificates of deposit	7,772	13,654	17,625
	$ 8,672	$ 15,203	$ 20,589

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was $81.6 million and $101.2 million at December 31, 2011 and 2010, respectively. Brokered deposits in the amount of $10.2 million at December 31, 2011 are not included in the total certificates of deposit with a minimum denomination of $100,000. Deposits in excess of $250,000 are not insured by the Federal Deposit Insurance Corporation (the "FDIC").

NOTE 7—BORROWINGS

The following is a summary of borrowed funds by type:

	Balance at End of Year	Weighted Average Interest Rate	Maximum Amount Outstanding at Month End During the Year	Average Amount Outstanding During the Year	Weighted Average Interest Rate During the Year
	(Dollars in thousands)				
2011					
FHLB advances	$ 88,278	3.41 %	$ 122,429	$ 110,180	3.66 %
Other borrowed funds - long term	50,000	3.42	50,000	50,000	3.42
Other borrowed funds - short term	8,500	0.25	24,000	2,239	0.23
2010					
FHLB advances	$ 122,800	3.77 %	$ 136,807	$ 125,963	3.75 %
Other borrowed funds - long term	50,000	3.42	50,000	50,000	3.42

NOTE 7—BORROWINGS (CONTINUED)

Federal Home Loan Bank Advances

Maturity Date	Amount (in thousands)	Interest Rate	Call Date	Rate if Called
July 2013	$ 9,158	4.10%		
December 2013	5,000	2.80%	March 2012	LIBOR + 1.04%
January 2015	14,120	3.49%		
December 2015	5,000	3.06%	March 2012	LIBOR + 1.12%
November 2017	15,000	3.62%	February 2012	LIBOR + 0.10%
November 2017	15,000	3.87%	February 2012	LIBOR + 0.10%
December 2017	20,000	2.83%	March 2012	LIBOR + 0.11%
December 2018	5,000	3.15%	December 2012	LIBOR + 1.14%
	$ 88,278	3.41%		

Advances from the FHLB of Pittsburgh with rates ranging from 2.80% to 4.10% are due as follows. These amounts include principle amortization on the two amortizing advances that mature in July 2013 and January 2015.

Maturity	Amount	Weighted Average Rate
	(Dollars in Thousands)	
2012	$ 4,684	3.53%
2013	18,459	3.60%
2014	4,733	3.49%
2015	5,402	3.09%
2016	-	0.00%
2017-2019	55,000	3.36%
	$ 88,278	3.41%

For the borrowings which have "Call Dates" disclosed in the above table, if the borrowing is called, the Bank has the option to either pay off the borrowing without penalty or the borrowing's fixed rate resets to a variable LIBOR based rate, as noted in the above table. Subsequent to the call date, the borrowings are callable by the FHLB quarterly. Accordingly, the contractual maturities above may differ from actual maturities.

The borrowing that matures in July 2013 has a five year contractual maturity with principal and interest being paid monthly utilizing a 25 year amortization period. The borrowing that matures in January 2015 is a seven year contractual maturity with principal and interest being paid monthly.

Pursuant to collateral agreements with the FHLB, advances are secured by qualifying first mortgage loans, qualifying fixed-income securities, FHLB stock and an interest-bearing demand deposit account with the FHLB. As of December 31, 2011, the Bank has $125.6 million in qualifying collateral pledged against its advances.

The Bank had a maximum borrowing capacity with the FHLB of Pittsburgh of approximately $384.7 million at December 31, 2011. Additionally, as of December 31, 2011, the Bank has a maximum borrowing capacity of $58.8 million with the Federal Reserve Bank of Philadelphia through the Discount Window.

NOTE 7—BORROWINGS (CONTINUED)

As a member of the FHLB of Pittsburgh, the Bank is required to acquire and hold shares of capital stock in the FHLB of Pittsburgh in an amount at least equal to at least 4.60% of its advances plus 0.35% of the Bank's "eligible assets," as such term is defined by the FHLB; and a maximum amount of 6.00% of its advances plus 1.0% of the Bank's "eligible assets." The FHLB of Pittsburgh has indicated it would only redeem from any member the lesser of the amount of the member's excess capital stock or 5% of the member's total capital stock. The FHLB also indicated and that it may increase its individual member stock investment requirements. As of December 31, 2011, the Company's minimum stock obligation was $6.4 million and a maximum stock obligation was $11.9 million. The FHLB of Pittsburgh ceased paying a dividend on its common stock during the first quarter of 2009 and has not paid a dividend through December 31, 2011. Beginning in the first quarter of 2012, the FHLB of Pittsburgh reinstated its dividend at an annual rate of 0.10% of the Bank's average stock held during the quarter ended December 31, 2011.

Other Borrowed Funds – Long Term

Other borrowed funds obtained from large commercial banks totaled $50.0 million at December 31, 2011. These borrowings contractually mature with dates ranging from November 2014 thru November 2018 and may be called by the lender based on the underlying agreements. Subsequent to the call date, these borrowings are callable by the lender quarterly. Accordingly, the contractual maturities above may differ from actual maturities.

Maturity Date	Amount (in thousands)	Interest Rate	Call Date
November 2014	$ 20,000	3.60%	February 2012
September 2018	10,000	3.40%	September 2012
September 2018	5,000	3.20%	September 2012
October 2018	5,000	3.15%	October 2012
October 2018	5,000	3.27%	N/A
November 2018	5,000	3.37%	November 2013
	$ 50,000		

Mortgage backed securities with a fair value of $63.2 million at December 31, 2011 were pledged as collateral for these other borrowed funds.

Other Borrowed Funds – Short Term

As of December 31, 2011 and December 31, 2010, the Company had $8.5 million and $0, respectively, of short-term borrowings. The short-term borrowings at December 31, 2011 had a rate of 0.25%. The short-term borrowings, which represent overnight borrowings, were obtained from a large commercial bank and a participant in the Federal Funds market.

NOTE 8—EMPLOYEE BENEFITS

401(k) Plan

The Bank has a 401(k) retirement plan covering all employees meeting certain eligibility requirements. Employees may contribute a percentage of their salary to the Plan each year, subject to limitations set by law. The Bank matches a portion of each employee contribution and also may make discretionary contributions, based on the Bank's performance. The Bank provides a matching contribution equivalent to 33% of the first 6% of the contribution made by an employee. The Bank's contributions to the plan on behalf of its employees resulted in an expenditure of $121,000, $110,000 and $115,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Employee Stock Ownership Plan

The ESOP is a tax-qualified plan designed to invest primarily in the Bancorp's common stock that provides employees meeting certain eligibility requirements with the opportunity to receive a funded retirement benefit, based primarily on the value of the Bancorp's common stock. The ESOP has purchased 963,767 shares of common stock and has total loans outstanding of $7.2 million as of December 31, 2011. The ESOP purchased shares in two separate transactions as described in the next paragraph.

The ESOP initially purchased 615,267 shares of common stock in Old Fox Chase Bancorp's initial stock offering in 2006 at a price of $9.35 per share with the proceeds of a loan from Old Fox Chase Bancorp to the ESOP. The outstanding loan principal balance on the initial ESOP transaction at December 31, 2011 and 2010 was $4.0 million and $4.3 million, respectively. The ESOP purchased an additional 348,500 shares of common stock in conjunction with the Bancorp's mutual-to-stock conversion completed on June 29, 2010 at a price of $10.00 per share with the proceeds of a second loan from the Bancorp to the ESOP. The outstanding loan principal balance at December 31, 2011 and 2010 was $3.2 million and $3.4 million, respectively.

Shares of the Bancorp's common stock pledged as collateral for the loan are released from the pledge for allocation to Plan participants as loan payments are made. The Bank releases shares annually based upon the ratio that the current principal and interest payment bears to the current and remaining scheduled future principal and interest payments. Dividends declared on common stock held by the ESOP and not allocated to the account of a participant were used to repay the loan.

At December 31, 2011, there were a total of 246,108 ESOP shares committed to employees from the initial 2006 stock offering, representing 41,018 shares allocated and committed to be released in each of the years from December 31, 2006 to December 31, 2011. ESOP shares from this transaction that were unallocated at December 31, 2011 totaled 369,159 and had a fair market value of $4.7 million.

At December 31, 2011, there were a total of 36,049 ESOP shares committed to employees from the mutual-to-stock conversion transaction, representing 12,014 shares allocated and committed to be released in 2010 and 24,035 shares allocated and committed to be released in 2011. ESOP shares from this transaction that were unallocated at December 31, 2011 totaled 312,451 and had a fair market value of $3.9 million.

As of December 31, 2011, there were a total of 282,157 shares committed to employees and 681,610 unallocated shares to be released in future periods.

Total ESOP compensation expense for the year ended December 31, 2011, 2010 and 2009 was $840,000, $522,000 and $375,000, respectively, representing the average fair market value of shares allocated or committed to be released during the year.

Long-Term Incentive Plan

The Bank maintains the Fox Chase Bank Executive Long-Term Incentive Plan (the "Incentive Plan"). All plan assets are invested in Bancorp common stock. The Incentive Plan became effective January 1, 2006. During 2011, 2010 and 2009, the Bank recorded compensation expense of $0, $89,000 and $89,000, respectively, for the Incentive Plan. All shares in the plan were fully vested on January 1, 2011.

NOTE 9—STOCK BASED COMPENSATION

In 2007, stockholders approved the Fox Chase Bancorp, Inc. 2007 Equity Incentive Plan (the "2007 Plan"). The Plan provides that 769,083 shares of common stock may be issued in connection with the exercise of stock options and 307,633 shares of common stock may be issued as restricted stock. The Plan allows for the granting of non-statutory stock options ("NSOs"), incentive stock options and restricted stock. Options are granted at no less than the fair value of the Bancorp's common stock on the date of the grant.

In 2007, Old Fox Chase Bancorp's Board of Directors approved the funding of a trust that purchased 307,395 shares of Bancorp's common stock, or approximately 1.96% of Old Fox Chase Bancorp's outstanding common stock, to fund restricted stock awards under the Plan. The 307,395 shares were purchased by the trust at a weighted average cost of $12.18 per share. The Company classifies share-based compensation for employees and outside directors within "Salaries, benefits and other compensation" in the Consolidated Statements of Operations to correspond with the same line item as compensation paid. Additionally, the Company reports (1) the expense associated with the grants as an adjustment to operating cash flows and (2) any benefits of realized tax deductions in excess of previously recognized tax benefits on compensation expense as a financing cash flow. There were no such excess tax benefits in 2008, 2009 and 2010.

In August 2011, stockholders approved the Fox Chase Bancorp, Inc. 2011 Equity Incentive Plan (the "2011 Plan"). The 2011 Plan provides that 685,978 shares of common stock may be issued in connection with the exercise of stock options and 274,391 shares of common stock may be issued as restricted stock; including performance based restricted stock. In August 2011, the Board of Directors approved the funding of a trust that purchased 274,391 shares of Bancorp's common stock to fund restricted stock awards under the 2011 Plan. During the year ended December 31, 2011, 274,391 shares were purchased by the trust at a weighted average cost of $12.66 per share.

In August 2011, the Company granted 10,668 shares of performance-based restricted stock to certain executive officers of the Company. The performance metrics to be evaluated during the performance period are (1) return on assets compared to peer group and (2) earnings growth rate compared to peer group. On the third anniversary of the grant date, the Company's level of performance relative to the performance metrics will be evaluated and, if such performance metrics have been achieved, an amount of shares that will vest at that time and over the following two years will be determined. Of the shares that will vest, 50% of the shares will vest on the third anniversary of the date of grant and 25% will vest on each of the fourth and fifth anniversaries of the date of grant.

Stock options vest over a five-year service period and expire ten years after grant date. The Company recognizes compensation expense for the fair values of stock options using the straight-line method over the requisite service period for the entire award.

Restricted shares vest over a five-year service period. The product of the number of shares granted and the grant date market price of the Company's common stock determine the fair value of restricted shares under the Company's restricted stock plan. The Company recognizes compensation expense for the fair value of restricted shares on a straight-line basis over the requisite service period for the entire award.

During the years ended December 31, 2011, 2010 and 2009, the Company recorded $1.0 million, $929,000, and $961,000 of stock based compensation expense, respectively, comprised of stock option expense of $436,000, $400,000 and $416,000, respectively, and restricted stock expense of $606,000, $529,000 and $545,000, respectively.

As a result of the mutual-to-stock conversion, all presented share information for periods prior to June 30, 2010 has been revised to reflect the 1.0692 exchange ratio.

NOTE 9—STOCK BASED COMPENSATION (CONTINUED)

The following is a summary of Bancorp's stock option activity and related information for the 2007 Plan and 2011 Plan for the years ended December 31, 2011, 2010 and 2009:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at December 31, 2008	657,801	11.43	8.8 years	$ -
Granted	91,276	8.28		
Exercised	-	-		
Forfeited	(71,696)	11.25		
Outstanding at December 31, 2009	677,381	11.03	7.9 years	$ 105,000
Granted	39,500	9.67		
Exercised	-	-		
Forfeited	(24,703)	10.45		
Outstanding at December 31, 2010	692,178	10.97	7.1 years	$ 608,000
Granted	135,494	12.49		
Exercised	(15,037)	10.69		
Forfeited / Cancelled	(24,493)	11.24		
Outstanding at December 31, 2011	788,142	11.23	6.6 years	$1,111,000
Exercisable at December 31, 2011	465,612	11.24	5.9 years	$ 649,000

Management estimated the fair values of all option grants using the Black-Scholes option-pricing model. Through June 30, 2011, as limited historical information on the volatility of the Company's stock existed, management considered the average volatilities of comparable public companies over a period equal to the expected life of the options in determining the expected volatility rate, of 40.0%. Beginning in the quarter ended September 30, 2011, management began to utilize the Company's actual volatility in determining the expected volatility rate, an amount that was 33.0% for the second half of 2011. Management estimated the expected life of the options using the simplified method allowed under certain accounting standards. The risk-free rate was determined utilizing the Treasury yield for the expected life of the option contract.

The fair value of the stock option grants was estimated with the following weighted average assumptions:

	2011	2010	2009
Expected dividend yield	1.90% – 2.00%	1.90%	1.90%
Expected volatility	33.0% - 40.0%	35.0%	30.0%
Risk-free interest rate	1.21% - 2.51%	2.04%	2.33% – 2.51%
Expected option life in years	6.50	6.50	6.50

NOTE 9—STOCK BASED COMPENSATION (CONTINUED)

The following is a summary of the Company's unvested options as of December 31, 2011, 2010 and 2009 and changes therein during the years then ended:

	Number of Stock Options	Weighted Average Grant Date Fair Value
Unvested at December 31, 2008	542,459	$ 3.07
Granted	91,276	2.25
Exercised	-	-
Vested	(131,895)	3.08
Forfeited	(46,034)	3.02
Unvested at December 31, 2009	455,806	$ 2.91
Granted	39,500	2.97
Exercised	-	-
Vested	(133,561)	2.97
Forfeited	(17,748)	2.73
Unvested at December 31, 2010	343,997	$ 2.90
Granted	135,494	3.60
Exercised	-	-
Vested	(135,464)	2.98
Forfeited/Cancelled	(21,497)	3.06
Unvested at December 31, 2011	322,530	$ 3.15

Expected future expense relating to the 322,530 unvested options outstanding as of December 31, 2011 is $810,000 over a weighted average period of 3.1 years.

The following is a summary of the status of the Company's restricted stock as of December 31, 2011, 2010 and 2009 and changes therein during the years then ended:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2008	192,005	$ 11.49
Granted	17,731	8.80
Vested	(47,087)	11.51
Forfeited	(13,836)	11.57
Unvested at December 31, 2009	148,813	$ 11.16
Granted	15,640	9.67
Vested	(45,888)	11.30
Forfeited	(1,134)	10.87
Unvested at December 31, 2010	117,431	$ 10.91
Granted	57,036	12.54
Vested	(48,620)	11.19
Forfeited/Cancelled	(5,857)	11.72
Unvested at December 31, 20101	119,990	$ 11.54

Expected future compensation expense relating to the 119,990 restricted shares at December 31, 2011 is $1.1 million over a weighted average period of 3.2 years.

NOTE 10—INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands):

	December 31,		
	2011	2010	2009
Federal:			
Current	$ 2,555	$ 1,129	$ 2,305
Deferred	(359)	(13)	(3,138)
	2,196	1,116	(833)
State:			
Current	-	-	2
Deferred	16	4	4
	16	4	6
	$ 2,212	$ 1,120	$ (827)

The provision for income taxes differs from the statutory rate of 34% due to the following (in thousands):

	December 31,		
	2011	2010	2009
Federal income tax at statutory rate of 34%	$ 2,377	$ 1,314	$ (631)
Tax exempt interest, net	(62)	(113)	(164)
Bank-owned life insurance	(159)	(160)	(154)
ESOP compensation expense	73	6	-
Equity incentive plans	1	46	83
Other, net	-	23	37
Dividends paid on benefit plans	(26)	-	-
State taxes, net	126	436	(58)
Increase/ (decrease) in valuation allowance	(118)	(432)	60
Total provision	$ 2,212	$ 1,120	$ (827)
Effective tax rate	31.64%	28.99%	44.58%

NOTE 10—INCOME TAXES (CONTINUED)

The net deferred tax asset consisted of the following components as of December 31, 2011 and 2010 (in thousands):

	December 31,	
	2011	2010
Deferred tax assets:		
Allowance for loan losses, net	$ 4,106	$ 4,333
Provision for loss on other real estate owned	402	199
Nonaccrual interest	502	592
Accrued compensation	151	30
Equity incentive plans	644	489
Accrued expenses	345	214
Deferred lease liability	10	24
Impairment loss on investments	176	54
State net operating loss carryforward	343	425
	6,679	6,360
Valuation allowance	(307)	(425)
	6,372	5,935
Deferred tax liabilities:		
Prepaid expense deduction	181	174
Mortgage servicing rights	107	152
Loan origination costs	58	82
Deferrable earnings on investments	227	140
Depreciation of premises and equipment	458	389
Unrealized gains on securities available-for-sale	3,659	3,622
	4,690	4,559
Net Deferred Tax Asset	$ 1,682	$ 1,376

Based on the Company's history of earnings and its expectation of future taxable income, management anticipates that it is more likely than not that the above deferred tax assets will be realized, except for the $307,000 gross deferred tax assets related to Fox Chase Bank's state net operating loss carryforward.

Retained earnings include $6.0 million at December 31, 2011, 2010 and 2009, for which no provision for federal income tax has been made. This amount represents deductions for bad debt reserves for tax purposes, which were only allowed to savings institutions that met certain criteria prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 (the "Act") eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Company pays a cash dividend in excess of earnings and profits, or liquidates.

Approximately $343,000 of gross deferred tax assets were related to state tax net operating losses at December 31, 2011. Of this amount, $307,000 is related to the Bank and has a full valuation allowance of $307,000 on this deferred tax asset due to an expectation of such net operating losses expiring before being utilized. The remaining $36,000 of gross deferred tax assets were related to state tax net operating losses on Fox Chase Service Corporation and have no valuation allowance as it is more likely than not that it will be fully utilized before it expires. The Company has $4.3 million of state net operating losses remaining as of December 31, 2011 for the Bank, which will begin to expire December 31, 2012. The Company has $356,000 of state net operating losses remaining as of December 31, 2011 for Fox Chase Service Corporation, which will begin to expire December 31, 2029.

As of December 31, 2011 and prior periods, the Company had no material unrecognized tax benefits or accrued interest and penalties. The Company's policy is to account for interest and penalties as a component of income tax expense. Federal and state tax years 2008 through 2010 were open for examination as of December 31, 2011.

NOTE 11—COMMITMENTS AND CONTINGENCIES

Lending Operations

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

A summary of the Company's financial instrument commitments at December 31, 2011 and 2010 is as follows (in thousands):

	December 31,	
	2011	2010
Commitments to grant loans	$ 74,372	$ 55,274
Unfunded commitments under lines of credit	105,983	106,397
Standby letters of credit	12,010	3,408
	$ 192,365	$ 165,079

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies, but includes principally residential or commercial real estate, accounts receivable or inventory. Fixed rate commitments to grant loans were $15.5 million and $37.6 million as of December 31, 2011 and December 31, 2010, respectively. The interest rates on these fixed rate loans ranged from 5.25% to 6.00% as of December 31, 2011 and 4.75% to 6.50% as of December 31, 2010.

Legal Proceedings

The Company is periodically subject to various pending and threatened legal actions, which involve claims for monetary relief. Based upon information presently available to the Company, it is the Company's opinion that any legal and financial responsibility arising from such claims will not have a material adverse effect on the Company's results of operations.

Data Processing

The Company has entered into contracts with third-party providers to manage the Company's network operations, data processing and other related services. The projected amount of the Company's future minimum payments contractually due after December 31, 2011 is as follows (in thousands):

Year	Amount
2012	$ 1,707
2013	1,659
2014	—
2015	—
2016	—

NOTE 12—STOCKHOLDERS' EQUITY

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. The Bancorp, as a savings and loan holding company, is not subject to separate capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth below) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to total assets, as defined. Management believes, as of December 31, 2011, that the Bank meets all capital adequacy requirements to which it was subject.

As of December 31, 2011, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios at December 31, 2011 and 2010 and the minimum amounts and ratios required for capital adequacy purposes and to be well capitalized under the prompt corrective action provisions are as follows:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2011						
Total risk-based capital (to risk-weighted assets)	161,494	23.90%	$≥ 54,054	≥ 8.0%	$≥ 67,567	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	154,623	22.88	≥ 27,027	≥ 4.0	≥ 40,540	≥ 6.0
Tier 1 capital (to adjusted assets)	154,787	15.30	≥ 40,461	≥ 4.0	≥ 50,576	≥ 5.0
December 31, 2010						
Total risk-based capital (to risk-weighted assets)	156,045	23.76%	$≥ 52,550	≥ 8.0%	$≥ 65,688	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	147,982	22.53	≥ 26,275	≥ 4.0	≥ 39,413	≥ 6.0
Tier 1 capital (to adjusted assets)	148,541	13.60	≥ 43,689	≥ 4.0	≥ 54,611	≥ 5.0

The Bancorp's ability to pay dividends is limited by statutory and regulatory requirements. The Bancorp may not declare nor pay dividends on its stock if such declaration or payment would violate statutory or regulatory requirements. The Bancorp paid a cash dividend of $0.02 per common share during each of the four quarters in 2011. Additionally, the Bancorp paid a cash dividend of $0.04 per common share on February 29, 2012.

The Bancorp raised net proceeds of $77.8 million from the mutual to stock conversion completed on June 29, 2010. During 2010, the Bancorp contributed $48.5 million to the Bank, $7.5 million in the first quarter and $41.0 million in the second quarter in conjunction with the mutual-to-stock conversion.

The Bancorp repurchased 1,524,900 shares of common stock during the year ended December 31, 2011 in conjunction with stock repurchase programs. There were no shares repurchased during the year ended December 31, 2010. The purchases were recorded as treasury stock, at cost, on the Bancorp's statements of condition in the amount of $19.8 million at December 31, 2011.

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of the respective year ends, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2011 and 2010:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair value.

Investment and Mortgage Related Securities—Available-for-Sale and Held-to-Maturity

Fair values for investment securities and mortgage related securities are obtained from one external pricing service ("primary pricing service") as the provider of pricing on the investment portfolio on a quarterly basis. We generally obtain one quote per investment security. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. If quoted market prices are not available for comparable securities, fair value is based on quoted bids for the security or comparable securities. We review the estimates of fair value provided by the pricing service to determine if they are representative of fair value based upon our general knowledge of market conditions and relative changes in interest rates and the credit environment. The Company made no adjustments to the values obtained from the primary pricing service.

Loans Held for Sale

The fair values of mortgage loans originated and intended for sale in the secondary market are based on current quoted market prices.

Loans Receivable, Net

To determine the fair values of loans that are not impaired, we employ discounted cash flow analyses that use interest rates and terms similar to those currently being offered to borrowers. We do not record loans at fair value on a recurring basis. We record fair value adjustments to loans on a nonrecurring basis to reflect full and partial charge-offs due to impairment. For impaired loans, we use a variety of techniques to measure fair value, such as using the current appraised value of the collateral, agreements of sale, discounting the contractual cash flows, and analyzing market data that we may adjust due to specific characteristics of the loan or collateral.

Federal Home Loan Bank Stock

The fair value of the Federal Home Loan Bank stock is assumed to equal its cost, since the stock is nonmarketable but redeemable at its par value.

Mortgage Servicing Rights

The fair value of the MSRs for these periods was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates.

Accrued Interest Receivable and Accrued Interest Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates fair value.

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposit Liabilities

Fair values for demand deposits (including NOW accounts), savings and club accounts and money market deposits are, by definition, equal to the amount payable on demand at the reporting date. Fair values of fixed-maturity certificates of deposit, including brokered deposits, are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar instruments with similar maturities.

Short-term Borrowings, Federal Home Loan Bank Advances and Other Borrowed Funds

Fair value of short-term borrowings, Federal Home Loan Bank advances and other borrowed funds are estimated using discounted cash flow analyses, based on rates currently available to the Bank for advances with similar terms and remaining maturities.

Interest Rate Swap Contracts

The fair values of swap contracts are based upon the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

Off-Balance Sheet Financial Instruments

Fair value of commitments to extend credit are estimated using the fees currently charged to enter into similar agreements, taking into account market interest rates, the remaining terms and present credit worthiness of the counterparties.

The estimated fair values of the Company's financial instruments at December 31, 2011 and 2010 were as follows (in thousands):

	December 31,			
	2011		2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 7,586	$ 7,586	$ 38,314	$ 38,314
Available for sale securities:				
Investment securities available-for-sale	23,106	23,106	32,671	32,671
Private label residential mortgage related security	122	122	166	166
Private label commercial mortgage related securities	8,906	8,906	11,767	11,767
Agency residential mortgage related securities	216,636	216,636	266,699	266,699
Held to maturity securities:				
Agency mortgage related securities	41,074	41,758	51,835	50,817
Loans receivable, net	670,572	672,847	642,653	643,967
Federal Home Loan Bank stock	8,074	8,074	9,913	9,913
Accrued interest receivable	4,578	4,578	4,500	4,500
Mortgage servicing rights	316	322	448	462
Financial liabilities:				
Savings and club accounts	80,740	80,740	54,921	54,921
Demand, NOW and money market deposits	257,989	257,989	260,399	260,399
Brokered deposits	10,162	10,129	-	-
Certificates of deposit	327,703	330,941	396,443	401,222
Short-term borrowings	8,500	8,500	-	-
Federal Home Loan Bank advances	88,278	95,878	122,800	129,522
Other borrowed funds	50,000	55,103	50,000	53,851
Accrued interest payable	418	418	580	580
Swap contracts	279	279	161	161
Off-balance sheet instruments	-	1,443	-	1,238

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The Company determines the fair value of financial instruments using three levels of input:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2—Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company classified three types of financial instruments as Level 3 as of December 31, 2011. The first instrument is a private label collateralized mortgage obligation ("CMO"), the fair value of which, unlike U.S. agency mortgage related securities, is more difficult to determine because they are not actively traded in securities markets. The second type of instrument includes three private label commercial mortgage backed securities ("CMBS"), the fair value of which is also more difficult to determine because they are not actively traded in securities markets. The third instrument includes two loans at December 31, 2011 and one loan at December 31, 2010 since lending credit risk is not an observable input for this individual commercial loan (see Note 3). The net unrealized loss, including other-than-temporary impairment in accumulated other comprehensive income, in the private label CMO was $42,000 and $393,000 at December 31, 2011 and 2010, respectively. The net unrealized gain in the private label CMBS portfolio was $107,000 and $382,000 at December 31, 2011 and 2010, respectively. The unrealized gain on the two loans was $268,000 at December 31, 2011 compared to an unrealized gain on one loan of $161,000 at December 31, 2010.

The following measures were made on a recurring basis as of December 31, 2011 and 2010:

		Fair Value Measurements at Reporting Date Using		
Description	**As of December 31, 2011**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Other Unobservable Inputs (Level 3)**
		(In Thousands)		
Available for Sale Securities:				
Obligations of U.S. government agencies	$ 6,514	$ -	$ 6,514	$ -
State and political subdivisions	1,873	-	1,873	-
Corporate securities	14,719	-	14,719	-
Private label residential mortgage related security	122	-	-	122
Private label commercial mortgage related securities	8,906	-	-	8,906
Agency residential mortgage related securities	216,636	-	216,636	-
Loans (1)	2,877	-	-	2,877
Swap contracts (1)	(279)	-	(279)	-
Total	$ 251,368	$ -	$ 239,463	$ 11,905

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Description	As of December 31, 2010	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
		(In Thousands)		
Available-for-sale securities:				
Obligations of U.S. government agencies	$ 6,521	$ -	$ 6,521	$ -
State and political subdivisions	7,279	-	7,279	-
Corporate securities	18,871	-	18,871	-
Private label residential mortgage related security	166	-	-	166
Private label commercial mortgage related securities	11,767	-	-	11,767
Agency residential mortgage related securities	266,699	-	266,699	-
Loan (1)	1,241	-	-	1,241
Swap contract (1)	(161)	-	(161)	-
Total	$ 312,383	$ -	$ 299,209	$ 13,174

(1) Such financial instruments are recorded at fair value as further described in Note 3.

The following measures were made on a non-recurring basis as of December 31, 2011 and 2010:

The loans were partially charged off at December 31, 2011 and 2010. The loans' fair values are based on Level 3 inputs, which are either an appraised value or a sales agreement, less costs to sell. These amounts do not include fully charged-off loans, because we carry fully charged-off loans at zero on our balance sheet.

For MSR's, the fair value was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates.

For other real estate owned, we used Level 3 inputs, which consist of appraisals. Other real estate owned is recorded on our balance sheet at fair value, net of costs to sell, when we obtain control of the property.

Description	Balance	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
As of December 31, 2011		(In Thousands)		
Loans	$ 2,490	$ -	$ -	$ 2,490
Mortgage servicing rights	282	-	282	-
Other real estate owned	2,423	-	-	2,423
Total	$ 5,195	$ -	$ 282	$ 4,913
As of December 31, 2010				
Loans	$ 6,119	$ -	$ -	$ 6,119
Mortgage servicing rights	405	-	405	-
Other real estate owned	3,186	-	-	3,186
Total	$ 9,710	$ -	$ 405	$ 9,305

NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following table includes a roll forward of the financial instruments which fair value is determined using Significant Other Unobservable Inputs (Level 3), on a recurring basis, for the period of January 1, 2010 to December 31, 2011.

	Private Label Residential Mortgage Security	Private Label Commercial Mortgage Securities	Loans	Total
		(In thousands)		
Beginning balance, January 1, 2010	$ 195	$ 17,833	$ 1,259	$ 19,287
Purchases	-	-	-	-
Sales	-	(3,926)	-	(3,926)
Payments received	(69)	(2,403)	(54)	(2,526)
Discount accretion, net	-	107	-	107
Increase/(decrease) in value	40	156	36	232
Reclassification to Level 3	-	-	-	-
	-	-	-	
Ending balance, December 31, 2010	$ 166	$ 11,767	$ 1,241	$ 13,174
Addition	-	-	1,600	1,600
Purchases	-	-	-	-
Sales	-	-	-	-
Payments received	(34)	(2,570)	(71)	(2,675)
Premium amortization, net	-	(16)	-	(16)
Increase/(decrease) in value	(10)	(275)	107	(178)
Reclassification to Level 3	-	-	-	-
Ending balance, December 31, 2011	$ 122	$ 8,906	$ 2,877	$ 11,905

NOTE 14—COMPREHENSIVE INCOME

Comprehensive income for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	December 31,		
	2011	2010	2009
Net income (loss)	$ 4,779	$ 2,744	$ (1,028)
Other comprehensive income (loss):			
Unrealized holding gains arising during the period, (net of taxes of $424, $767 and $4,023 for the years ended December 31, 2011, 2010 and 2009, respectively)	779	1,291	7,483
Non-credit related unrealized loss on other-than temporary impaired securities (net of taxes of $(16), $0 and $(152) for the years ended December 31, 2011, 2010 and 2009, respectively)	(30)	-	(296)
Less: Reclassification adjustment for net investment securities gains included in net income, (net of taxes of $371, $667 and $335)	720	1,296	649
Other comprehensive income (loss)	29	(5)	6,538
Comprehensive income	$ 4,808	$ 2,739	$ 5,510

NOTE 15—RELATED PARTY TRANSACTIONS

The Company may from time to time enter into transactions with its directors, officers and employees. Such transactions are made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and do not, in the opinion of management, involve more than the normal credit risk or present other unfavorable features.

There were no loans to directors and executive officers as of December 31, 2011 and 2010.

During 2011 and 2010, the Bank engaged in certain business activities with Philadelphia Mortgage Advisors, Inc. ("PMA"). These activities included providing a warehouse line of credit to PMA, as well as acquiring residential mortgage and home equity loans from PMA. The Bank recorded interest income from PMA on the warehouse line of $220,000, $285,000 and $245,000 for the years ended December 31, 2011, 2010 and 2009, respectively, as well as loan satisfaction fees, which are recorded in service charges and other fee income, from PMA of $50,000, $65,000 and $54,000 for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, the Bank acquired total loans from PMA of $10.6 million and $23.9 million for the years ended December 31, 2011 and 2010, respectively, which includes the cost of the loans. The Company eliminates intercompany profits and losses until realized by the Company.

During 2010, the Bank provided PMA a term loan in the amount of $1.2 million, which is secured by a residential property owned by PMA. The Bank recorded interest income from PMA on this term loan of $25,000 and $15,000 for the years ended December 31, 2011 and 2010, respectively. The loan was paid off during the second quarter of 2011.

NOTE 16—ACCOUNTING PRONOUNCEMENTS

Accounting Standards Update (ASU) 2010-06 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. The ASU amends Subtopic 820-10 with new disclosure requirements and clarification of existing disclosure requirements. New disclosures required include the amount of significant transfers in and out of Levels 1 and 2 fair value measurements and the reasons for the transfers. In addition, the reconciliation for Level 3 activity will be required on a gross rather than net basis. The ASU provides additional guidance related to the level of disaggregation in determining classes of assets and liabilities and disclosures about inputs and valuation techniques. The amendments was effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the reconciliation for Level 3 activity on a gross basis, which was effective for fiscal years beginning after December 15, 2010. The Company adopted this ASU effective January 1, 2010. Effective January 1, 2011 the Company adopted the requirements to provide the reconciliation for Level 3 activity on a gross basis. This ASU did not have a material effect on the Company's financial position or results of operations but did result in changes to disclosures about fair value measurements.

Accounting Standards Update (ASU) No. 2010-20 - Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses. This ASU requires significant new disclosures about the allowance for credit losses and the credit quality of financing receivables. The requirements are intended to enhance transparency regarding credit losses and the credit quality of loan and lease receivables. Under this statement, allowance for credit losses and fair value are to be disclosed by portfolio segment, while credit quality information, impaired financing receivables and nonaccrual status are to be presented by class of financing receivable. Disclosure of the nature and extent, the financial impact and segment information of troubled debt restructurings will also be required. The disclosures are to be presented at the level of disaggregation that management uses when assessing and monitoring the portfolio's risk and performance. Disclosures related to period-end information (e.g., credit quality information and the ending financing receivables balance segregated by impairment method) were effective in all interim and annual reporting periods ending on or after December 15, 2010. Disclosures of activity that occurs during a reporting period (e.g., modifications and the rollforward of allowance for credit losses by portfolio segment) were effective in interim or annual periods beginning on or after December 15, 2010. The Company has complied with the required disclosures as of December 31, 2011.

Accounting Standards Update (ASU) No. 2011-01 - Receivables (Topic 310): Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No 2010-20. The amendments in ASU No. 2011-01 temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU No. 2010-20- Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, for public entities. As a result of ASU No. 2011-02, the provisions of ASU No. 2010-20 were effective for the Company's interim or annual periods beginning on or after June 15, 2011. The Company complied with the required disclosures as of September 30, 2011 and December 31, 2011.

Accounting Standards Update (ASU) No. 2011-02 - Receivables (Topic 310): A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring. The provisions of ASU No. 2011-02 provide additional guidance related to determining whether a creditor has granted a concession, include factors and examples for creditors to consider in evaluating whether a restructuring results in a delay in payment that is insignificant, prohibit creditors from using the borrower's effective rate test to evaluate whether a concession has been granted to the borrower, and add factors for creditors to use in determining whether a borrower is experiencing financial difficulties. A provision in ASU No. 2011-02 also ends the FASB's deferral of the additional disclosures about troubled debt restructurings as required by ASU No. 2010-20. The provisions of ASU No. 2011-02 were effective for the Company's interim or annual periods beginning on or after June 15, 2011. The Company has evaluated the guidance included in this update and has determined that it does not result in any new troubled debt restructurings that should be reported as of December 31, 2011.

Accounting Standards Update (ASU) No. 2011-03 - Transfers and Servicing (Topic 860): Reconsideration of Effective Control for Repurchase Agreements. This update is intended to improve financial reporting of repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU No. 2011-03 removes from the assessment of effective control (i) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (ii) the collateral maintenance guidance related to that criterion. ASU No. 2011-03 will be effective for the Company on January 1, 2012 and is not expected to have a material impact on the Company's financial position or results of operations.

NOTE 16—ACCOUNTING PRONOUNCEMENTS (CONTINUED)

Accounting Standards Update (ASU) No. 2011-04 - Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments were issued to achieve convergence between U.S. GAAP and IFRS. The guidance clarifies how a principal market is determined, addresses the fair value measurement of instruments with offsetting market or counterparty credit risks and the concept of valuation premise and highest and best use, extends the prohibition on blockage factors to all three levels of the fair value hierarchy, and requires additional disclosures. ASU No. 2011-04 will be effective for the Company on January 1, 2012 and is to be applied prospectively. The Company has evaluated the guidance included in this update and has determined that it is not expected to have a material impact on the Company's financial position or results of operations.

Accounting Standards Update (ASU) No. 2011-05 - Comprehensive Income (Topic 220): Presentation of Comprehensive Income. The provisions of ASU No. 2011-05 are intended to improve the comparability, consistency and transparency of financial reporting and to increase prominence of the items reported in other comprehensive income. The guidance requires entities to report the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. This update is effective for the Company on January 1, 2012, and is to be applied retrospectively. The Company does not expect the guidance will have a material impact on its financial statements but will result in a revised format for the presentation of comprehensive income and the components of other comprehensive income.

Accounting Standards Update (ASU) No. 2011-11 - Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. The provisions of ASU 2011-11 are intended to enhance current disclosure requirements on offsetting financial assets and liabilities. The new disclosures will enable financial statement users to compare balance sheets prepared under U.S. GAAP and International Financial Reporting Standards (IFRS), which are subject to different offsetting models. The disclosures will be limited to financial instruments (and derivatives) subject to enforceable master netting arrangements or similar agreements and will be effective for the Company on January 1, 2013 and is to be applied retrospectively. The Company has evaluated the guidance included in this update and has determined that it is not expected to have a material impact on the Company's financial position or results of operations.

Accounting Standards Update (ASU) No. 2011-12 - Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. This update defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. The deferral is temporary until the Board reconsiders the operational concerns and needs of financial statement users. The Board has not yet established a timetable for its reconsideration. Entities are still required to present reclassification adjustments within other comprehensive income either on the face of the statement that reports other comprehensive income or in the notes to the financial statements. The Company does not expect the guidance will have a material impact on its financial statements but will result in a revised format for the presentation of comprehensive income and the components of other comprehensive.

NOTE 17—PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed financial statements for Fox Chase Bancorp, Inc. (parent company only) reflect the investment in its wholly owned subsidiary, Fox Chase Bank, using the equity method of accounting.

CONDENSED BALANCE SHEET

	December 31,	
	2011	2010
	(In Thousands)	
Assets		
Cash and due from banks	$ 444	$ 1
Interest-earning deposits with banks	18,783	42,601
Total cash and cash equivalents	19,227	42,602
Investment in subsidiary	161,353	155,079
Due from subsidiary	266	289
ESOP loan	7,175	7,662
Other assets	241	141
Total Assets	188,262	205,773
Liabilities and stockholders' equity		
Other liabilities	70	69
Total Liabilities	70	69
Stockholders' Equity	188,192	205,704
Total Liability and Stockholders' Equity	$ 188,262	$ 205,773

CONDENSED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,		
	2011	2010	2009
	(In Thousands)		
Income			
Interest on deposits with banks	$ 219	$ 182	$ 234
Interest on ESOP loan	463	432	395
Total Income	682	614	629
Expenses			
Other expenses	970	841	789
Total Expenses	970	841	789
Loss before income tax benefit and equity in undistributed net loss of subsidiary	(288)	(227)	(160)
Income tax benefit	(98)	(77)	(54)
Loss before equity in undistributed net loss of subsidiary	(190)	(150)	(106)
Equity in undistributed net earnings (loss) of subsidiary	4,969	2,894	(922)
Net Income (Loss)	$ 4,779	$ 2,744	$ (1,028)

NOTE 17—PARENT COMPANY ONLY FINANCIAL STATEMENTS (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2011	2010	2009
	(In Thousands)		
Cash Flows From Operating Activities			
Net income (loss)	$ 4,779	$ 2,744	$ (1,028)
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings (loss) of subsidiary	(4,969)	(2,894)	922
Decrease in deferred tax asset	-	89	251
Decrease (increase) in due from subsidiary	84	118	(75)
Increase in other assets	(100)	(79)	(62)
Increase (decrease) in other liabilities	1	5	(66)
Net Cash Used in Operating Activities	(205)	(17)	(58)
Cash Flows From Investing Activities			
Loan payment received on ESOP loan	487	364	249
Net Cash Provided by Investing Activities	487	364	249
Cash Flows From Financing Activities			
Purchase of treasury stock	(19,822)	-	(4,521)
Acquisition of common stock for equity incentive plan	(3,474)	-	-
Receipt from subsidiary related to vesting of stock in equity incentive plan	544	519	542
Common stock issued for exercise of vested stock options	162	-	-
Capital contribution to subsidiary	-	(48,500)	-
Purchase of common stock by ESOP	-	(3,485)	-
Merger of Fox Chase Mutual Holding Company	-	107	-
Proceeds from stock offering, net of offering expenses	-	81,169	-
Cash dividends paid	(1,067)	-	-
Proceeds from stock offering, net	-	-	-
Net Cash (Used in) Provided by Financing Activities	(23,657)	29,810	(3,979)
Net (Decrease) Increase in Cash and Cash Equivalents	(23,375)	30,157	(3,788)
Cash and Cash Equivalents - Beginning	42,602	12,445	16,233
Cash and Cash Equivalents - Ending	$ 19,227	$ 42,602	$ 12,445

NOTE 18—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of Fox Chase Bancorp, Inc. and subsidiary, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation. The Company reported net income of $1.0 million for the quarter ended December 31, 2011 and net income of $893,000 for the quarter ended December 31, 2010.

The net income for the quarter ended December 31, 2011 included a provision for loan losses of $2.8 million, primarily related to specific impairments totaling $2.2 million on three commercial loans, all of which are located in Southern New Jersey, and a gain of $1.1 million on the sale of $12.8 million of mortgage related securities.

The net income for the quarter ended December 31, 2010 did not include any unusual or nonrecurring items.

Three Months Ended	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
	(In Thousands, except per share data)							
Interest income	$ 11,102	$ 11,606	$ 11,607	$ 11,631	$ 11,709	$ 12,385	$ 12,532	$ 12,659
Interest expense	3,114	3,545	3,827	4,009	4,296	5,365	5,842	6,222
Net interest income	7,988	8,061	7,780	7,622	7,413	7,020	6,690	6,437
Provision for loan losses	2,825	1,034	900	975	1,358	2,889	1,075	891
Net interest income after provision for loan losses	5,163	7,027	6,880	6,647	6,055	4,131	5,615	5,546
Noninterest income	1,959	467	450	467	659	2,393	434	403
Noninterest expense	5,601	5,690	5,480	5,298	5,432	5,558	5,202	5,180
Income before taxes	1,521	1,804	1,850	1,816	1,282	966	847	769
Income tax provision	477	572	593	570	389	274	239	218
Net income	$ 1,044	$ 1,232	$ 1,257	$ 1,246	$ 893	$ 692	$ 608	$ 551
Per Common Share Data								
Weighted average common shares – basic	12,214,704	13,087,582	13,662,264	13,636,010	13,610,257	13,562,837	13,885,425	13,880,730
Weighted average common shares – diluted	12,287,733	13,175,689	13,770,934	13,678,887	13,629,851	13,573,250	13,910,837	13,890,460
Net income per share – basic	$ 0.09	$ 0.09	$ 0.09	$ 0.09	$ 0.07	$ 0.05	$ 0.04	$ 0.04
Net income per share – diluted	$ 0.09	$ 0.09	$ 0.09	$ 0.09	$ 0.07	$ 0.05	$ 0.04	$ 0.04

Fox Chase Bancorp, Inc.

BOARD OF DIRECTORS

Richard M. Eisenstaedt
Retired President of Eastern University Foundation and General Counsel for Eastern University

Roger H. Ballou
Retired President and Chief Executive Officer and a Director of CDI Corporation

Richard E. Bauer
Retired SVP and Board Member of the Columbian Financial Group

Todd S. Benning
Founding Shareholder of Dunlap & Associates, PC

Anthony A. Nichols, Sr
Chairman Emeritus and Trustee of Brandywine Realty Trust

Thomas M. Petro
President and Chief Executive Officer of Fox Chase Bancorp, Inc. and Fox Chase Bank

RoseAnn B. Rosenthal
President, Chief Executive Officer and a Director of Ben Franklin Technology Partners of Southeastern Pennsylvania

Peter A. Sears
Retired Executive of GlaxoSmithKline

FOX CHASE BANK EXECUTIVE OFFICERS

Thomas M. Petro
President and
Chief Executive Officer

Jerry D. Holbrook
Executive Vice President
Chief Operating Officer

Roger S. Deacon
Executive Vice President
Chief Financial Officer

Keiron G. Lynch
Executive Vice President
Chief Payments Officer

Michael S. Fitzgerald
Executive Vice President
Chief Lending Officer

William H. Dembin
New Jersey Regional President

Fred J. Duncan
Senior Vice President
Retail Banking

Randy J. McGarry
Senior Vice President
Chief Information Officer

Lisa Vandercook
Senior Vice President
Chief Risk Officer

CORPORATE INFORMATION:

Corporate Office
4390 Davisville Road
Hatboro, PA 19040
Phone: 215-682-7400

Annual Meeting
The annual meeting of stockholders will be held on May 24, 2012 at 9:00 a.m. at the Fox Chase Bank Office:
510 East Township Line Road
Suite 200
Blue Bell, PA 19422

Investor Relations
Copies of the Company's annual reports, SEC filings, press releases and other investor information are available on our web site: www.foxchasebank.com

Investor Comments and Questions
May be directed to:
Roger Deacon
4390 Davisville Road
Hatboro, PA 19422
215-775-1435
Email: rdeacon@foxchasebank.com

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
1-800-368-5948

Independent Registered Public Accountants
KPMG LLP
1601 Market Street
Philadelphia, PA 19103

Legal Counsel
Kilpatrick Townsend & Stockton LLP
Suite 900
607 14th Street NW
Washington, DC 20005-2018

Common Stock Information
The common stock of Fox Chase Bancorp, Inc. is listed on the NASDAQ Global Market under the trading symbol "FXCB." As of March 31, 2012, there were 12,753,363 shares of common stock outstanding.



Fox Chase Bancorp, Inc.

Fox Chase Bank Locations

Pennsylvania

Bucks County
5871 Lower York Road
Lahaska, PA 18931
215-794-7400

815 Bustleton Pike
Richboro, PA 18954
215-364-8350

1041 York Road
Warminster, PA 18974
215-441-4100

Chester County
137 N. High Street
West Chester, PA 19380
610-344-3049

Delaware County
210 West State Street
Media, PA 19063
610-627-8350

Montgomery County
4390 Davisville Road
Hatboro, PA 19040
215-682-7400

1 Fitzwatertown Road
Willow Grove, PA 19090
215-657-9500

Philadelphia County
401 Rhawn Street
Philadelphia, PA 19111
215-342-3700

New Jersey

Atlantic County
6059 Black Horse Pike
English Creek Center
Egg Harbor Twp., NJ 08234
609-407-7050

Cape May County
8 US Route 9 South
Marmora, NJ 08223
609-390-9666

921 West Avenue
Ocean City, NJ 08226
609-399-5500

www.foxchasebank.com
866-369-2427